
KOPPERS
2025

ANNUAL REPORT

DEAR FELLOW SHAREHOLDERS

As I reflect on 2025, one theme stands out clearly: our ability to navigate change has become one of Koppers defining strengths. Over my tenure with the Company, our employees have confronted repeated challenges with resolve and, in doing so, reshaped Koppers into a business that is safer, stronger, more profitable, and more nimble than ever. Just as important, we have done so while continuing to build a more engaged and resilient workforce.

That said, there remains significant opportunity ahead, and our work is far from complete.

We knew that 2025 would bring a fresh set of challenges as a result of heightened competition, on top of an unstable and more costly global trade environment and a tepid demand backdrop in most of our markets. In the face of this, our tenacity was further strengthened.

Our team countered the changes thrust upon us by outside forces by turning inward and creating a roadmap focused on changing the things that were within our control, with the launch of Catalyst, our enterprise-wide transformation. The outcome was performance that was nothing short of remarkable, given the environment we faced, and led to the following highlights in our financial and safety metrics.

- Consolidated sales of $1.9 billion.
- Net income attributable to Koppers of $56.0 million.
- Adjusted earnings before interest, taxes, depreciation, and amortization (EBITDA) of $256.7 million.
- Operating cash flow of $122.5 million, the seventh consecutive year of delivering operating cash flow of greater than $100 million.
- Free cash flow of $67.5 million.
- Diluted earnings per share (EPS) of $2.74.
- Adjusted EPS of $4.07.
- Balanced capital allocation, which consisted of $55.0 million in capital expenditures, $38.2 million in share repurchases, $6.4 million in dividends, $20.7 million for an acquisition, and $11.6 million in debt reduction.
- 21 of our 41 sites worked accident-free.
- Leading activities (incident prevention) increased 26 percent.
- Recordable injuries declined 19.5 percent.
- Serious safety incidents were reduced by 70 percent.
- Our total recordable incident rate reached a new all-time best for the second year in a row.

Catalyst Strengthens Our Continuous Improvement Culture

The performance delivered in 2025 did not occur by chance. Over the past year, we took deliberate steps to codify the discipline, accountability, and operational rigor that we aspired to in order to drive consistent execution. This effort took shape as Catalyst—our enterprise-wide effort to build a more agile Koppers that's better positioned to drive value to the bottom-line.

To ensure that our efforts were built to last, we established a Transformation Office to support the adoption of Catalyst as a new way of working at Koppers. Through this effort, we generated **$46 million in benefits** in 2025, which helped deliver adjusted EBITDA within **2 percent of the prior year**, despite a 10 percent decrease in sales. Most of the early benefits have come from streamlining our portfolio and resizing our workforce to better match our commodity markets. This resulted in a reduction of **adjusted SG&A costs by 15 percent year over year**, driven by lowering our employee count by **17 percent from a high-water mark reached in April 2024**. These actions reflect the output from a more intentional approach to how we manage costs, resources, and execution across the enterprise and give a glimpse of what is possible when we implement the appropriate tools and structure for our talented global team.

While cost reduction has been an early focus, Catalyst is not limited to identifying near-term savings. It represents a shift in how we operate—embedding continuous improvement into our culture and creating a consistent framework for evaluating efficiencies, operational improvements, and profitable growth. By aligning terminology, processes, and systems across the organization, Catalyst has accelerated capability-building through targeted training, tools, and upskilling.

Catalyst has provided the structure, coordination, and pace required to deliver results sooner and more sustainably. The progress achieved to date demonstrates meaningful momentum and provides a durable foundation that positions Koppers to compete and win over the long term.

2028 Strategy Poised To Drive Shareholder Value

If there is one thing we learned coming off our most recent five-year strategy, it is that the world in which we operate is far too dynamic nowadays to look past three years. As a result, we adjusted our next strategic plan accordingly and began communicating our 2028 strategy to leaders internally. With one year of Catalyst under our belt, we are now focused squarely on executing a clear strategy centered on strong cash generation, margin improvement, disciplined earnings growth, and continued balance sheet improvement.

Central to our strategy is an increasingly focused portfolio. Over time, we expect **Performance Chemicals** (PC) **and Railroad and Utility Products and Services** (RUPS) to represent **85 percent or more of our business** as we place more emphasis on growing our

PC and Utility and Industrial Products (UIP) businesses, as both have proven to consistently generate higher margins with lower capital requirements.

By growing our higher-margin businesses while continuing to mine for Catalyst benefits, now valued at $75 million over the next three years, we expect to reach **our targeted adjusted EBITDA margin of >15 percent by the end of 2028**, which would result in a 2.5 percentage point increase from our prior five-year average. These businesses operate in niche markets with concentrated competition, where Koppers holds leading positions and provides essential products to customers.

Whereas the prior iteration of our strategy had a heavy capital spending price tag associated with it to support our goal of expanding and optimizing our business, our current strategy's capital needs are back to a normalized spending pattern, which unlocks tremendous cash generation that we expect to result in **at least $300 million of cumulative free cash flow** over the next three years.

With PC and UIP driving sales growth and Railroad Products and Services (RPS) and Carbon Materials and Chemicals (CMC) supporting cash flow, we expect to generate **adjusted EPS growth of 10 percent or more annually** due to higher operating profits, lower depreciation, interest and tax expense, and a lower share count as we continue to deploy a portion of our higher free cash flow to repurchasing shares.

Finally, we are targeting meaningful debt reduction over our strategic plan time horizon that, combined with growth in EBITDA, should enable us to reduce **net leverage to 2.5 times or less by 2028**.

With our 2028 strategy clearly defined, execution now becomes the focus. Each of our businesses plays a distinct role in delivering the earnings growth, cash generation, and portfolio focus outlined above. While the operating environments vary by segment, the common thread is disciplined execution and a sharper focus on what drives value. The following discussion highlights how each business is positioned to contribute to our strategy going forward.

Connecting Segments to Strategy

Performance Chemicals (PC)

PC remains a cornerstone of our strategy given its attractive margin profile, low capital intensity and attractive adjacent market opportunities. While 2025 was a significant step backwards for PC, the team regained its footing and renewed its focus on customer engagement, technical service, and innovation, which will result in net market share gains in both residential and industrial product lines in 2026. With the residential treated wood market at or near trough levels, a strong demand profile for the industrial market supported by utility infrastructure investments, and a wood preservative portfolio consisting of next generation technology, it is easy to see why the PC business will be an attractive focal point for us in the future.

Railroad and Utility Products and Services (RUPS)

In RUPS, our greatest opportunity for growth remains in UIP. For years, we have focused our resources on the most competitive regions of the U.S., while over half the market was left to a few competitors. With key acquisitions in the past two years, along with some strategic investments, we have added important manufacturing assets and fiber sourcing in locations that provide more cost-effective access to the underserved markets where we see some of the greatest opportunity. Add to that the bullish backdrop on utility infrastructure spending over the next several years, driven by electrification trends and new data center builds, and it becomes easy to see why UIP is another core growth focus for Koppers.

In RPS, we simplified our portfolio by divesting our Railroad Structures business in August 2025 and restructured our crosstie recovery business primarily on tie pickup, which we found is where we can drive the most economic value. The result is a more focused RPS, centered on its core crosstie market, where we are applying Catalyst discipline to reduce waste in our tie procurement and inspection process and treating operations, while lowering unit costs by increasing throughput across our network. That means processing more volume over fewer sites, which resulted in our recent decision to idle our treating plant in Florence, South Carolina, and consolidate that capacity at our plant in Guthrie, Kentucky. Meanwhile, our attention to quality resulted in a market share gain that will further improve utilization at two other crosstie treating sites. We have adopted a relentless focus on reducing cost while maintaining our focus on quality and service where it is recognized, to ensure that we will remain competitive in this largely price-driven market. Add in a commercial crosstie backlog at its highest level in at least five years and no near-term major capital requirements, and our RPS business is positioned to generate more cash over the next several years than it has in over a decade.

Carbon Materials and Chemicals (CMC)

Despite an operating footprint further streamlined by the closure of our phthalic anhydride plant in Stickney, Illinois, our CMC business remains challenged by aging infrastructure and a high-cost structure in the U.S., as well as excess industry capacity. That said, I believe we are on the healthier end of the spectrum compared to competitors and are positioned to survive the latest challenges facing this industry because we will continue to adapt and improve. As the only coal tar distiller in Australia and with a strong trans-Atlantic supply chain connecting our European and North American markets, we remain one of the more formidable competitors in the regions where we operate. With this business at its current low point, and a few actionable options within our control, the opportunity remains to once again redefine how the CMC business fits into our portfolio and returns to being a meaningful earnings and cash flow contributor supporting our strategy.

Believing in Our People

While 2025 required difficult decisions and sustained effort across the organization, the manner in which our global team members responded speaks to their commitment, character, and resilience. Their focus and execution were central to the results we delivered during the year.

That commitment continues to be recognized externally. In 2025, Koppers was again named to **Newsweek's list of America's Most Responsible Companies**, marking our **sixth consecutive year** on the list, and was also recognized by **TIME magazine as one of America's Best Midsize Companies**. These acknowledgments reflect our ability to drive results while remaining grounded in our core values of People, Planet, and Performance.

During the year, we also strengthened our Board of Directors with the election of Laura Posadas, Chief Executive Officer of Canlak Coatings Inc. Laura brings more than 20 years of global leadership experience in the specialty chemicals industry, and her perspective will add meaningful value as we continue to refine our strategy and execution.

In May, Albert Neupaver, our Lead Independent Director, will retire after seventeen years of board service to Koppers. As those who have served alongside him know, you don't replace someone of his background and experience easily. Al's talent for pushing the management team beyond what we thought was possible was crucial to our significant improvement in profitability during his tenure. I will miss his wise counsel and the consistent support he provided me from the time that I joined Koppers.

In closing, Koppers is in a stronger position today than a year ago, even as we recognize that the operating environment remains challenging. What gives us confidence is the foundation we have built—anchored by a committed workforce, a more focused portfolio, and a disciplined operating framework that is sharpening execution across the enterprise. Together, these elements underpin our strategy and give me confidence in our ability to deliver on our 2028 goals. As we enter the next phase of this plan, I believe Koppers is well positioned to create meaningful long-term value for shareholders while remaining aligned to our purpose of Protecting What Matters and Preserving The Future. I sincerely appreciate your continued support and confidence as we move forward.

Sincerely,

Leroy M. Ball
Chief Executive Officer and Chair of the Board of Directors

Unaudited Reconciliations of Non-GAAP Financial Measures

This report contains certain non-GAAP financial measures. Koppers believes that adjusted EBITDA, adjusted earnings per share, adjusted selling, general and administrative and free cash flow provide information useful to investors in understanding the underlying operational performance of the company, its business and performance trends, and facilitates comparisons between periods. The exclusion of certain items permits evaluation and a comparison of results for ongoing business operations, and it is on this basis that Koppers management internally assesses the company's performance. In addition, the Board of Directors and executive management team use adjusted EBITDA as a performance measure under the company's annual incentive plans and for certain performance share units granted to management.

Although Koppers believes that these non-GAAP financial measures enhance investors' understanding of its business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP basis financial measures and should be read in conjunction with the relevant GAAP financial measures. Other companies in a similar industry may define or calculate these measures differently than Koppers, limiting their usefulness as comparative measures. Because of these limitations, these non-GAAP financial measures should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP.

Koppers does not provide reconciliations of guidance for adjusted EPS, adjusted EBITDA margin, free cash flow and net leverage ratio to comparable GAAP measures, in reliance on the unreasonable efforts exception. Koppers is unable, without unreasonable efforts, to forecast certain items required to develop meaningful comparable GAAP financial measures. These items include, but are not limited to, restructuring and impairment charges, acquisition-related costs, mark-to-market commodity hedging, and LIFO adjustments that are difficult to forecast for a GAAP estimate and may be significant. Forward-looking statements, including the guidance above, are based upon current expectations and are subject to factors that could cause actual results to differ materially from those set forth below. Please see “Forward Looking Statements” on page 3 for more information.

See the following reconciliations of non-GAAP financial measures referenced in this report: Unaudited Reconciliations of Net Income Attributable to Koppers to Adjusted Net Income Attributable to Koppers and Diluted Earnings per Share and Adjusted Earnings per Share, Unaudited Reconciliation of Selling, General and Administrative to Adjusted Selling, General and Administrative, Unaudited Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow and Unaudited Reconciliation of Net Income to Adjusted EBITDA on page 32.

UNAUDITED RECONCILIATIONS OF NET INCOME ATTRIBUTABLE TO KOPPERS TO ADJUSTED NET INCOME ATTRIBUTABLE TO KOPPERS AND DILUTED EARNINGS PER SHARE AND ADJUSTED EARNINGS PER SHARE

	Year Ended December 31, 2025
(Dollars in millions, except share and per share amounts)	
Net income attributable to Koppers	$ 56.0
Adjustments to arrive at adjusted net income:	
LIFO benefit[(1)]	(11.0)
Impairment, restructuring and plant closure costs	51.9
Gain on sale of assets	(0.4)
Mark-to-market commodity hedging gains	(34.2)
Amortization of cloud-based software implementation costs	1.2
Pension settlement and expense	28.3
Total adjustments	35.8
Adjustments to income tax and noncontrolling interests:	
Income tax on adjustments to pre-tax income	(8.8)
Effect on adjusted net income	27.0
Adjusted net income attributable to Koppers	$ 83.0
Diluted weighted average common shares outstanding (in thousands)	20,405
Diluted earnings per share	$ 2.74
Adjusted earnings per share	$ 4.07

(1) The LIFO expense adjustment removes the entire impact of LIFO and effectively reflects the results as if we were on a FIFO inventory basis.

UNAUDITED RECONCILIATION OF SELLING, GENERAL AND ADMINISTRATIVE TO ADJUSTED SELLING, GENERAL AND ADMINISTRATIVE

	Year Ended December 31,	
	2025	2024
(Dollars in millions)		
Selling, general and administrative	$ 154.9	$ 179.3
Adjustments:		
Amortization of cloud-based software implementation costs	1.2	0.3
Pension settlement and expense	1.2	0.0
Total adjustments	2.4	0.3
Adjusted selling, general and administrative	$ 152.5	$ 179.0

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW

	Year Ended December 31,
	2025
(Dollars in millions)	
Net cash provided by operating activities	$ 122.5
Less: capital expenditures	55.0
Free cash flow	$ 67.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________to

Commission file number 1-32737

KOPPERS HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	20-1878963
(State of incorporation)	(IRS Employer Identification No.)
436 Seventh Avenue Pittsburgh, Pennsylvania 15219	(412) 227-2001
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	KOP	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act: Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of large accelerated filer, accelerated filer, smaller reporting company, and emerging growth company in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of shares of Common Stock held by non-affiliates of the registrant, based on the closing sales price of the Common Stock on the New York Stock Exchange on June 30, 2025 was $602.3 million (affiliates, for this purpose, have been deemed to be Directors and executive officers of Koppers Holdings Inc.).

As of January 30, 2026, 19,639,357 shares of Common Stock of the registrant were issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2026 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

This report and any documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and may include, but are not limited to, statements about sales levels, acquisitions, restructuring, declines in the value of Koppers assets and the effect of any related impairment charges, profitability and anticipated synergies, expenses and cash outflows. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and words such as "outlook", "guidance", "forecast", "believe", "anticipate", "expect", "estimate", "may", "will", "should", "continue", "plan", "potential", "intend", "likely," or other similar words or phrases are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or documents filed with the Securities and Exchange Commission, regarding future dividends, expectations with respect to sales, earnings, cash flows, operating efficiencies, restructurings, cost reduction efforts, transformation initiatives, product introductions or expansions, the benefits of acquisitions and divestitures, or other matters as well as financings and debt reduction, are subject to known and unknown risks, uncertainties and contingencies.

Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- availability of and fluctuations in the prices of key raw materials, including coal tar, lumber and scrap copper;
- the impact of changes in commodity prices, such as oil, copper and chemicals, on product margins;
- the successful implementation of multi-year cost mitigation programs;
- the extent of the dependence of certain of our businesses on certain market sectors and customers;
- economic, political and environmental conditions in international markets, including governmental changes, tariffs, restrictions on trade and restrictions on the ability to transfer capital across countries;
- current and potential future tariffs or duties;
- the ratings on our debt and our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations of our debt covenants;
- capital market and banking market conditions, including interest rates, borrowing costs, foreign currency rate fluctuations, and general volatility;
- general economic and business conditions, including labor shortages, increased employee turnover and demand for our goods and services;
- disruptions and inefficiencies in the supply chain;
- unexpected business disruptions (including, but not limited to, labor disputes, natural disasters, weather conditions, fires, explosions, unscheduled or unplanned downtime, transportation interruptions, certain regional and world events or economic conditions and public health crises) and technology-related disruptions or failures (including, but not limited to, cyber attacks or other events) related to our technology infrastructure, or at key vendors which could impact our supply chain, or at key customers which could impact their operations and cause them to curtail or pause orders;
- potential difficulties in protecting our intellectual property;
- timing and results of any transformation initiatives, including estimates and assumptions related to the cost and the anticipated benefits of the transformation initiatives;
- potential delays in timing or changes to expected benefits from cost reduction efforts;
- potential impairment of our goodwill and/or long-lived assets;
- demand for our goods and services;
- the effects of competition in the industries in which we operate, including locations of competitors and operating and market competition;
- changes in laws, their interpretation, and their enforcement, including tax regulations, environmental regulations or accounting standards, third-party relations and approvals, and decisions of courts, regulators and governmental bodies;
- the impact of environmental laws and regulations and compliance therewith;
- parties who are obligated to indemnify us for liabilities, including legal and environmental liabilities, fail to perform under their legal obligations;
- unfavorable resolution of litigation or other legal proceedings against us; and
- the other factors set forth under Risk Factors; as well as those discussed more fully elsewhere in this Form 10-K.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this report and the documents incorporated by reference herein may not in fact occur. Any forward-looking statements in this report speak only as of the date of this report, and we undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

PART I

ITEM 1. BUSINESS

General

In this report, unless otherwise noted or the context otherwise requires, (i) the term Koppers, Koppers Holdings, the Company, we or us refers to Koppers Holdings Inc. and its consolidated subsidiaries, (ii) the term KH refers to Koppers Holdings Inc. and not any of its subsidiaries and (iii) the term KI refers to Koppers Inc. and not any of its subsidiaries. Koppers Inc. is a wholly-owned subsidiary of Koppers Holdings Inc. Koppers Holdings Inc. has substantially no operations independent of Koppers Inc. and its subsidiaries. The use of these terms is not intended to imply that Koppers Holdings Inc. and Koppers Inc. are not separate and distinct legal entities from each other and from their respective subsidiaries. Koppers Holdings Inc. was incorporated in November 2004 as a holding company for Koppers Inc.

We are a leading integrated global provider of treated wood products, wood preservation chemicals and carbon compounds. Our products and services are used in a variety of niche applications in a diverse range of end-markets, including the railroad, specialty chemical, utility, residential lumber, agriculture, aluminum, steel, rubber and construction industries. We serve our customers through a comprehensive global manufacturing and distribution network, with manufacturing capabilities in North America, South America, Australasia and Europe.

Business Segments and Products

We operate three principal business segments: Railroad and Utility Products and Services (RUPS), Performance Chemicals (PC) and Carbon Materials and Chemicals (CMC).

We believe our three business segments command leading market positions. Through our RUPS business, we believe that we are the largest supplier of railroad crossties to the Class I railroads in North America and the second largest producer of utility poles in the United States. Through our CMC business, we believe we are the largest global supplier of creosote to the North American railroad industry. Through our PC business, we believe that we are the global leader in developing, manufacturing and marketing wood preservation chemicals and wood treatment technologies for use in the pressure treating of lumber for residential, industrial and agricultural applications.

Our RUPS and CMC operations are, to a substantial extent, vertically integrated. Through our CMC business, we process coal tar into a variety of products, including creosote, which is an intermediate material necessary in the pressure treatment of wood crossties, other related railroad products and utility poles. The majority of the creosote we produce in North America and Europe is sold internally to our RUPS business and consumed in the treating process.

Our RUPS and PC operations are also vertically integrated. Through our PC business, we produce a variety of products, including chromated copper arsenate (CCA) and dichloro-octyl-isothiazolinone (DCOI), which is used in the pressure treatment of utility poles and pilings. A portion of the CCA and DCOI we produce in North America and a portion of the CCA we produce in Australia is sold internally to our RUPS business for treating poles and pilings.

Railroad and Utility Products and Services

Our RUPS business primarily sells pressure-treated railroad ties to the railroad industry in the United States and Canada and treated utility poles to utility markets in the United States and Australia. Railroad products and services include procuring and treating items such as crossties, switch ties and various types of lumber used for railroad bridges and crossings. Utility products include the pressure treatment of transmission and distribution poles for electric and telephone utilities. In addition, we provide untreated wood products and rail joint bars, which are steel bars used to join rails together for railroads, to the railroad markets and inspection services to the utility markets. We also operate a business related to the recovery of used crossties, serving the same customer base as our North American railroad business. The primary end-markets for RUPS are the North American railroad industry, which has an installed base of approximately 450 million wood crossties, and the U.S. and Australian utility industries which utilize wooden distribution and transmission poles. Both crossties and utility poles require periodic replacement.

The RUPS business operates 18 wood treating plants and one rail joint bar manufacturing facility located throughout the United States, Canada and Australia. Our network of plants is strategically located near timber suppliers to enable us to access raw materials and service customers effectively. In addition, all of our crosstie treating plants are on our largest railroad customers’ rail lines.

Our RUPS business manufactures its primary products and sells them directly to our customers through long-term contracts and purchase orders negotiated by our regional sales personnel and coordinated through our marketing group at corporate headquarters.

Hardwoods, such as oak and other species, are the major raw materials in wood crossties. Hardwood prices, which account for approximately 70 percent of a finished crosstie's cost, fluctuate with the demand from other hardwood lumber markets, such as oak flooring, furniture, pallets, barrels and other specialty lumber products. Weather conditions can be a factor in the supply of raw material, as unusually wet or inclement conditions may make it difficult to harvest timber.

In the United States, hardwood lumber for crossties is procured by us from hundreds of small sawmills throughout the northeastern, midwestern and southern areas of the country. The crossties are shipped via rail car or trucked directly to one of our crosstie treating plants, all of which are on line with a major railroad. The crossties are either air-stacked for a period of six to nine months or artificially dried by a process called boultonizing. Once dried, the crossties are pressure treated with creosote, a product of our CMC business. A portion of our crossties are also treated with borate, which is purchased from our PC business, in combination with creosote.

We believe we are the largest supplier of railroad crossties to the Class I railroads in North America. We have one principal competitor, Stella-Jones Inc., and several smaller regional competitors in the North American market. Competitive factors in the railroad crosstie market include price, quality, location, service and security of supply. We believe we have a competitive advantage due to our ability to obtain internally-sourced creosote and our national network of treating plants which have direct access to our major customers' rail lines. These advantages provide for security of supply and logistics advantages for our customers.

Our RUPS business' largest customer base is the North American Class I railroad market, which buys approximately 70 percent of all crossties produced in the United States and Canada. Approximately 75 percent of our North American Railroad Products and Services sales are under long-term contracts, and we currently supply all North American Class I railroads. We also have relationships with many of the approximately 630 short-line and regional rail lines. This also forms the customer base for our rail joint bar products.

We believe our North American utility pole business is the second largest supplier of utility poles in the United States, and we believe our Australian utility pole business is the largest supplier of utility poles in Australia. Our North American utility pole business serves eight of the top ten utilities, based on customer base and revenue, in the United States. Utility poles are produced mainly from pine species in the United States and eucalyptus species in Australia. Most of these poles are purchased from large timber owners and individual landowners and are shipped to one of our pole-peeling facilities. In North America and Australia, in addition to utility poles, we market pilings for marine applications and smaller poles to the agricultural landscape and vineyard markets. We treat poles with a variety of preservatives, including CCA, DCOI and creosote, which we produce internally and purchase from PC and CMC.

Performance Chemicals

Our PC business maintains sales and manufacturing capabilities in the United States, Canada, Europe, South America and Australasia. The primary products supplied by PC are copper-based wood preservatives, including micronized copper azole (MicroPro®), micronized pigments (MicroShades®), alkaline copper quaternary, amine copper azole, DCOI and CCA. The primary applications for these products include decking, fencing, utility poles, construction lumber and timbers, and various agricultural uses. Additionally, we are a leading supplier of fire-retardant chemicals (FlamePro®) for pressure treatment of wood, primarily in commercial construction. Because we are a global supplier of wood preservatives, we face various competitors in all the geographic regions in which we participate.

The PC business supplies ten of the 11 largest lumber treating companies in the United States, the largest treated wood market in the world, in addition to four of the five largest lumber treating companies in Canada. In North America, our PC business is vertically integrated through the manufacturing of copper compounds for our copper-based wood preservatives. Each year, we purchase approximately 30 million pounds of our key raw material, scrap copper, in addition to other compounds containing copper which we process to meet the demand of this major market. When we purchase scrap copper, it is shipped to our manufacturing plants in Hubbell, Michigan and Millington, Tennessee for further processing into other copper compounds. We utilize swap contracts to hedge our exposure to copper prices.

We believe that being vertically integrated in copper manufacturing provides our PC business with an important competitive advantage and also provides our customers with the security of a supply of copper-based wood preservatives. Likewise, we believe that our marketing, engineering, environmental, regulatory and technical support services provide added value to our customer base. We believe another competitive advantage is provided by our strategic sourcing group, which procures scrap copper and other raw materials, such as chromic acid, tebuconazole, arsenic trioxide, colorants, dispersants and various biocides and co-biocides through the global market.

Carbon Materials and Chemicals

Our CMC business manufactures its primary products and sells them directly to our global customer base under long-term contracts or through purchase orders negotiated by our regional sales personnel and coordinated through our regional marketing groups. Our three coal tar distillation facilities and two carbon materials terminals give us the ability to offer customers multiple sourcing options and a consistent supply of high-quality products.

Our CMC business manufactures the following principal products:

- creosote, used in the treatment of wood or as a feedstock in the production of carbon black;
- carbon pitch, a critical raw material used in the production of aluminum and steel; and
- naphthalene, used as a surfactant in the production of concrete.

Creosote, carbon pitch, naphthalene, and carbon black feedstock are produced through the distillation of coal tar, a by-product generated through the processing of coal into coke for use in steel and iron manufacturing. Coal tar distillation involves the conversion of coal tar into a variety of intermediate chemical products in processes beginning with distillation. During the distillation process, heat and vacuum are utilized to separate coal tar into three primary components: chemical oils, distillate and carbon pitch.

In December 2024, we decided to discontinue phthalic anhydride production at our facility in Stickney, Illinois. The decision was driven by significant near-term capital spending requirements that could not be economically justified by end-market projections and the ability to substantially reduce annual emissions of certain regulated air contaminants. Production of phthalic anhydride ceased in the second quarter of 2025.

For years, the coal tar distillation industry has operated in an excess capacity mode, which further increased the competition for a limited amount of coal tar in North America and Europe. In response, we embarked on a global restructuring plan in 2014 and reduced our global number of coal tar distillation facilities to three as of December 31, 2025.

The smelting of aluminum requires significant amounts of energy, which is a major cost component for the aluminum industry. As a result, new production facilities are being built in regions with low energy costs such as the Middle East, while regions with higher energy costs such as the United States, Western Europe and Australia have seen significant amounts of smelting capacity idled or closed over the last several years.

In the United States, our primary coal tar raw material supply contracts have remaining terms ranging from one to three years, and most provide options for renewal. Pricing under these contracts is either formula-based or negotiated on a quarterly or semi-annual basis. Our primary European tar supply contract has a remaining term of approximately four years and contains quarterly formula-based tar pricing. Finally, our primary Australian tar supply contracts have remaining terms up to four years and contain formula-based pricing which is adjusted on an annual or semi-annual basis.

We believe we are the largest global supplier of creosote to the North American railroad industry. We have one principal competitor, Rain Carbon Inc., in the North American and European markets, in addition to several smaller regional competitors. We believe we have a competitive advantage due to our vertically integrated RUPS and CMC operations. These advantages provide for security of supply and logistics advantages for our customers.

Technology and Licensing

In 1988, we acquired the Koppers trademark from Koppers Company, Inc. The association of the name with the chemical, building, wood preservation and coke industries is beneficial to our company, as it represents long-standing, high quality products. Trademarks relating to our PC business, such as MicroPro®, FlamePro®, Protim and Solignum are important in this segment of our business, and as long as we continue to use the name Koppers and the trademarks associated with our wood preservation business and comply with applicable registration requirements, our right to use the name Koppers and the other trademarks should continue without expiration. The expiration of other trademark rights is not expected to materially affect our business.

Backlog

Generally, Koppers does not manufacture its products against a backlog of orders. Inventory and production levels are typically driven by expectations of future demand based on contractual obligations. Our RUPS business carries significant amounts of untreated crosstie inventory, which typically requires air-seasoning for a period of six to nine months.

Seasonality

Demand for residential, commercial, and agricultural treated lumber may decline during winter months due to weather conditions. In addition, inclement or winter weather may affect access to certain raw materials or impact operations at our facilities. As a result, operating results may vary from quarter to quarter depending on the severity of weather conditions and other variables affecting our products. Historically, our operating results have been significantly lower in the first and fourth calendar quarters as compared to the second and third calendar quarters.

Segment Information

Please see Note 9 – Segment Information, under Item 8 of this Form 10-K for financial information relating to business segments and geographic areas. See also Item 1A. Risk Factors – Risks Related to Our Business – Demand for our products is cyclical and we may experience prolonged depressed market conditions for our products.

Non-U.S. Operations

Koppers has a significant investment in non-U.S. operations. Therefore, we are subject to certain risks that are inherent to foreign operations, including complying with applicable laws relating to foreign practices, the laws of foreign countries in which we operate, political and economic conditions in international markets, the imposition of tariffs and fluctuations in foreign exchange rates. See also Item 1A. Risk Factors – Risks Related to Our Business – We are subject to risks inherent in foreign operations, including additional legal regulation and changes in social, political and economic conditions.

Environmental Matters

Our operations and properties are subject to extensive federal, state, local, and foreign environmental laws and regulations relating to protection of the environment and human health and safety, including those concerning the treatment, storage and disposal of wastes, the investigation and remediation of contaminated soil and groundwater, the discharge of effluents into waterways, the emission of substances into the air, as well as various health and safety matters. Environmental laws and regulations are subject to frequent amendment. We have incurred, and could incur in the future, significant costs if we fail to comply with responsibilities imposed under environmental laws and regulations, including cleanup costs, civil and criminal penalties, injunctive relief and denial or loss of, or imposition of significant restrictions on, environmental permits. In addition, we have been, and could in the future be, subject to suit by private parties in connection with alleged violations of, or liabilities under, environmental laws and regulations. Additional information on environmental matters is available in Item 1A under Risks Related to Our Business and Note 17 of the Notes to Consolidated Financial Statements, Commitments and Contingent Liabilities.

Employees and Employee Relations

Listed below is a breakdown of employees by our businesses, including administration as of December 31, 2025.

Business	Salaried	Non-Salaried	Total
Railroad and Utility Products and Services	311	679	990
Performance Chemicals	223	121	344
Carbon Materials and Chemicals	183	184	367
Administration	155	3	158
Total Employees	872	987	1,859

Approximately 425 of our employees are represented by a number of different labor unions and are covered under numerous labor agreements. The labor contracts at three of our facilities covering approximately 160 employees are scheduled to expire during 2026.

Human Capital Management

Our ability to positively affect our communities starts with investing in our people. We put the health, safety and well-being of our employees at the forefront of everything we do as part of our Zero Harm culture (discussed herein). Our people-focused strategy considers all aspects of the employee experience, from hiring practices and onboarding to health and wellness and talent management. We seek to create and foster a welcoming culture where all employees feel empowered and can directly impact and share in the organization’s success. Key to this effort is delivering a consistent onboarding experience, as well as communications and safety training in all of our facilities across the globe.

Talent Attraction and Retention

Our talented employees are a critical element to make our business successful, so it is essential that we position them for success. We support a collaborative work environment across our company through a range of programs that create employment opportunities for the members of our communities and promote a culture of belonging. It is also important that we continue attracting and retaining top talent to our workforce. Our Culture and Engagement team leads these efforts to attract, retain and develop our employees and has created various programs to enhance the skill set of our workforce. Recognizing the importance of a consistent and comprehensive onboarding and safety training experience for new hires across our facility footprint, we have a web-based training program to ensure every employee receives a consistent message from the start of their employment. The program includes videos detailing our company and our primary business lines as well as a new hire information packet that contains information on employee programs, services, benefits and more.

We also have a toolkit to help managers guide new employees for success. We continue to evaluate and employ methods to identify at-risk behaviors during the hiring process to place prospective employees in appropriately suited positions where they can be successful and workplace injuries can be mitigated or avoided. This behavioral data also enables us to tailor training and onboarding based on the opportunities it highlights.

Performance Management

To ensure our employees have the best opportunity for success, our performance development process includes periodic meetings between employees and managers to discuss their goals and strategies to achieve them. We no longer conduct traditional annual reviews and instead opt for these more frequent two-way discussions focused on fostering ideas that we believe will enable employee success. Each manager is expected to meet one-on-one at least monthly with their employees to discuss tailored strategies to encourage success in their roles and development opportunities such as additional training, attendance of conferences or networking within the company. These monthly meetings also help managers gauge employee engagement and develop approaches to increase and sustain positive engagement and performance.

We also have a New Hire Mentoring Program as another component of our development process. The program provides both hourly and salaried employees an extra opportunity to receive support from experienced employees and discuss any ideas they may have for improving our operations or their work experience. Prior to participating, mentors and mentees receive training on getting the most out of the program.

Training and Education

As a part of our people-focused approach to our operations, we are committed to helping our employees thrive in their roles and grow both personally and professionally. A major component of this plan is our commitment to providing each employee with the training and education they need to be successful at the company. Under the umbrella of Koppers College, we provide leadership development training to employees at all levels of the organization through various program offerings with the goal of expanding their growth opportunities within the organization. These programs, ranging from one week to several months, are designed to foster innovation and cultivate the next generation of the company's leaders. The Koppers Leadership Forum identifies high-potential employees and enrolls them in an intensive nine-month program. This program is conducted in collaboration with a local university. Approximately ten to twelve employees from across the world are chosen for each cohort. Selected participants travel to our corporate headquarters to take part in workshops facilitated by university professors and business leaders. Our global Learning Management System (LMS) offers a comprehensive range of online educational opportunities across all disciplines. The LMS platform is designed to support continuous learning and professional development at every level of the organization. In addition to our in-house training and development opportunities, we also offer our employees a tuition reimbursement program to help pursue degrees and certifications related to relevant skills they utilize for their positions to further individual- and company-level success.

Compensation and Benefits

We encourage employee participation in our benefit programs for saving for retirement through robust defined contribution and employee stock purchase programs. The U.S. 401(k) plan offers both pre-tax and Roth contribution options, along with traditional matching and an additional non-elective company contribution based on organizational performance. When the company achieves the established performance target, employees share in this success through an automatic contribution to their 401(k) accounts. We also offer our employees the option to acquire Koppers stock through our employee stock purchase program. The program gives our employees the opportunity to buy shares at a discount through payroll deductions during defined quarterly offering periods.

Health and Safety

We believe a robust wellness program that encourages employee participation is key to promoting healthy lifestyles and decision-making. Our wellness screening program for our U.S.-based employees provides employees the opportunity to learn more about their health and daily routines. As part of this program, employees can earn financial incentives and non-monetary rewards for completing a variety of wellness and nutritional initiatives. Recognizing the importance of supporting our employees in all aspects of their lives, we provide an Employee Assistance Program with a full range of supportive resources including financial wellness, mental health and family services. For our U.S.-based employees, we also offer four weeks of paid time-off for mothers and fathers who have a birth, adoption or foster children as part of our parental bonding leave program. Additionally, we offer work schedule flexibility including the opportunity to work remotely when conditions allow.

Zero Harm is our approach to ensure every employee’s health and safety. Zero Harm includes global policies that guide our health and safety practices throughout all our facilities, focusing on leading activities that identify hazards and prevent accidents, and a leadership culture that insists the health and safety of our employees is the top priority in everything we do.

Environmental, Social and Governance Matters

Corporate social responsibility, which we view as our obligations to people, the environment and corporate governance, has been a part of our culture for many years. We believe this culture, supported by a spirit of collaboration and innovation, allows us to decrease our impact on the environment and create value for all of our stakeholders. We published our first Corporate Social Responsibility report (CSR) in 2008 and our historical CSR reports dating to 2020 are available on www.koppers.com/pages/sustainability. The contents of our corporate website are not incorporated by reference in this Annual Report on Form 10-K or in any other report or document we file with the Securities and Exchange Commission.

We have established a governance structure to support and develop our sustainability practices. The Sustainability Committee of the board of directors provides oversight of our programs. Management provides direction through its Executive Council, chaired by the CEO. Our employee-led Sustainability Steering Committee provides guidance on goals and programs designed to improve our performance against those expectations.

Environmental

The circular nature of our business starts with our raw materials, the majority of which are by-products generated by other industries (including scrap copper and coal tar) and renewable resources (trees). We purchase approximately 30 million pounds of scrap copper per year which is post-consumer or post-industrial in nature. We believe this places Koppers in the center of what is known as the circular economy that emphasizes the reduce, reuse, recycle mentality that continues to frame global conservation efforts. We believe our wood-treatment solutions, while supporting an important role in our global infrastructure across multiple industries, also support an important role in the carbon cycle. Treating wood significantly increases its useful lifespan, allowing the carbon stored within the wood to be immobilized for up to 50 years, keeping it out of the atmosphere and limiting its impact on the environment. In addition, we have businesses which have product life cycle management capabilities to help solve our customers' challenge of responsibly disposing of end-of-life crossties by repurposing used wood products, including as a fuel source. This reduces the end-of-life impact of our ties, contributing to greater product sustainability.

Social

We are committed to proactively evaluating and addressing community needs in the areas where we operate. Many of our locations have made strong connections with local community members, allowing Koppers representatives to share facility information and address any questions, observations, concerns and ideas. Our community impact is demonstrated through our employees' volunteer commitments and a corporate philanthropy program. Employees worldwide volunteer their time to mentor students, enhance local education initiatives, care for the elderly, assist at homeless shelters and provide hands-on help to those affected by natural disasters.

We believe our ability to positively impact our communities and environment starts with investing in our employees. Our people-focused strategy considers all aspects of the employee experience, from hiring practices and onboarding to health and wellness and talent management.

- Collaboration – Communication across our global footprint drives our efforts. All Koppers employees take part in safety training programs and provide direct feedback to leadership as part of the company's annual engagement survey.
- Engagement – We are committed to creating a culture that supports engagement. Our employee resource groups, which are organized around employee affinities and are open to all employees, provide an important development forum for employees. We have launched four such employee resource groups over the past eight years, which serve as a model for future groups: LINKwomen, LINKparents, LINKup and LINKability.

Governance

We believe our corporate governance structure is designed to assure accountability to our stakeholders and to make certain that we conduct business in a responsible, ethical way. We maintain a comprehensive Code of Conduct that details the expectations and requirements we have as an organization for our employees. This Code of Conduct applies to all employees, whether we are engaging in peer-to-peer interactions, working to comply with complex regulations, marketing our products, purchasing materials, creating new products, managing our finances or interacting with our communities and customers.

Our board of directors is broadly responsible for contributing to the strategic direction and oversight of the company. There are five standing board committees, including: Audit; Nominating and Corporate Governance; Management Development and Compensation; Strategy and Risk; and Sustainability. Among its duties and responsibilities, the board oversees management's direction of the legal, financial, ethical and socially responsible behavior of the company, such as developing effective performance measurement systems, reviewing the company's long-term strategy and overseeing risk management processes.

Our Executive Council, which consists of six members of senior management, is responsible for directing the development and implementation of the company's strategic plan and business operations around the globe. These executive leaders establish and maintain our commitment to ethics, integrity, fiscal responsibility, growth and sustainability.

Internet Access

Our Internet address is www.koppers.com. Our recent filings on Forms 10-K, 10-Q and 8-K and any amendments to those documents can be accessed without charge on our website under Investor Relations – Financials & Filings – SEC Filings or from the Securities and Exchange Commission at its website, www.sec.gov, as soon as reasonably practicable after such filings are made with the Securities and Exchange Commission. Additionally, we routinely post additional important information, including press releases, investor presentations, and notices of upcoming events under the "Investor Relations" section of our website and recognize our website as a channel of distribution to reach public investors and as a means of disclosing (including initially or exclusively) material non-public information for complying with disclosure obligations under Regulation FD. The contents of our Internet site are not incorporated by reference into this document.

ITEM 1A. RISK FACTORS

You should carefully consider the risks described below before investing in our publicly traded securities. Our business is subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events and international operations.

Risks Related to Our Business

Fluctuations in the price, quality and availability of our primary raw materials could reduce our profitability. In addition, geopolitical events and the risk of related government actions affecting our business and our customers or raw material suppliers may adversely impact our business, results of operations and cash flows.

Our operations depend on an adequate supply of quality raw materials being available on a timely basis. The loss of a key source of supply or a delay in shipments could cause a significant increase in our operating expenses. For example, our operations are highly dependent on a relatively small number of freight transportation services. We are also dependent on specialized ocean-going transport vessels that we lease to deliver raw materials to our facilities and finished goods to our customers. Interruptions in such freight services could impair our ability to receive raw materials and ship finished products in a timely manner. We are also exposed to price and quality risks associated with raw material purchases. Such risks include the following:

- The availability and cost of lumber are critical elements in our production of railroad crossties, utility poles and other related wood products for our RUPS business. Historically, the supply and cost of hardwood for railroad crossties have been subject to availability and price pressures. We may not be able to obtain wood raw materials at economical prices in the future or be able to pass on higher raw material costs to our customers.
- The availability of scrap copper is a critical element in our production of copper-based wood preservation chemicals for our PC business. Our purchase price for scrap copper is based upon spot prices in the copper market, which may be subject to sudden price changes. We may not be able to obtain scrap copper at prices that match underlying pricing commitments to our customers.
- The primary raw material used by our CMC business is coal tar, a by-product of coke production. Currently, our CMC business supplies our North American RUPS business with 100 percent of its creosote requirements. A shortage in the supply of domestic coal tar or a reduction in the quality of coal tar could require us to increase coal tar or creosote imports to meet future creosote demand. This could cause a significant increase in our operating expenses and we may be unable to pass some or all of these costs on to our customers. Additionally, if domestic pitch markets decline significantly, the domestic creosote markets will become out of balance with pricing and volumes.
- In certain circumstances coal tar may also be used as an alternative to fuel. In the past, increases in energy prices have resulted in higher coal tar costs which we have attempted to pass through to our customers. If these increased costs cannot be passed through to our customers, it could result in reduced profitability for our coal tar-based products.
- Our price realizations and profit margins for naphthalene and carbon black feedstock have historically fluctuated with the market price of crude oil, market prices for chemicals derived from crude oil, or market indices derived from crude oil. These fluctuations may reduce profitability in the future.
- We import certain raw materials that are used in our products that are, or may become, subject to tariffs, trade restrictions or supply chain disruptions. For example, we sell and purchase goods and raw materials from Canada

and Denmark both with third parties and our subsidiaries for all businesses. In particular, our RUPS business sources creosote from one of our subsidiaries in Denmark and evolving events around Greenland could result in tariffs or trade restrictions being imposed on this raw material. In addition, the potential for southeast Asia conflict between China and Taiwan could result in disruptions of raw materials that our CMC and PC businesses source from China and Taiwan.

In addition, geopolitical events, such as systemic political or economic instability, civil unrest, outbreak of war or expansion of hostilities or acts of terrorism, whether occurring in the United States or abroad, could disrupt our operations or the operations of one or more of our raw material suppliers or customers, or could severely damage or destroy one or more of our facilities located in the affected areas, which could in turn adversely affect our ability to obtain raw materials from our suppliers, manufacture final products from the raw materials, or transport products to our customers. These factors could also cause consumer confidence and spending to decrease or result in increased volatility in the United States and global financial markets and economy.

Further, the United States government, other governments or international organizations could impose sanctions that could restrict us from doing business directly or indirectly in or with certain countries or parties, which could include raw material suppliers or customers. For example, due to the Russian invasion of Ukraine, our European-based CMC business lost a substantial portion of its coal tar supply that was previously sourced from the Russian Federation and Ukraine. Geopolitical events further impacting these countries, or other countries from which we source raw materials or where our facilities or customers are located, could adversely affect the impacted business segments. Additionally, the current US presidential administration has imposed new tariffs on imports to the United States, and although considerable uncertainty remains, has indicated that it may impose additional tariffs or significantly increase existing tariffs, including on goods imported from Canada, Denmark, Mexico and China, and certain other countries in the European Union, all of which could negatively impact our business.

If the costs of raw materials increase significantly (including as a result of tariffs or inflation) and we are unable to offset the increased costs with higher selling prices, our profitability will decline. Any such occurrence could have a material adverse effect on our operating results, financial condition, cash flows and liquidity.

We face risks related to our substantial indebtedness.

As of December 31, 2025, we had total outstanding debt of $928.3 million, and approximately $344.8 million of additional unused borrowing capacity under our credit agreement (the Credit Facility) with a consortium of banks, which includes an $800.0 million revolving credit facility, a $50.0 million swingline facility and provides for the ability to incur one or more uncommitted incremental revolving or term loan facilities in an aggregate amount of at least $730.0 million, subject to applicable financial covenants. Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk associated with our variable rate debt and prevent us from meeting our obligations under the Credit Facility as described in Note 15 of the Notes to Consolidated Financial Statements. Our high level of debt can result, and in the past has resulted, in a substantial portion of cash flow from operations being dedicated to the payment of principal and interest on our debt, thereby reducing our ability to use our cash flow to fund our operations, including paying our vendors within agreed upon terms, capital expenditures, and business opportunities.

A high level of indebtedness could have other adverse consequences to us, including:

- making it more difficult for us to make payments on our debt;
- increasing our vulnerability to general economic and industry conditions;
- exposing us to the risk of increased interest rates as certain of our borrowings under our Credit Facility are at variable rates;
- restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
- limiting our ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions, and general corporate or other purposes; and
- limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who may be less highly leveraged.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our Credit Facility. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our Credit Facility contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability and the ability of our restricted subsidiaries to, among other things:

- incur additional debt;
- pay dividends or distributions on our capital stock or repurchase our capital stock;
- issue stock of subsidiaries;
- make certain distributions;
- make certain investments;
- create liens on our assets to secure debt;
- enter into transactions with affiliates;
- modify material documents (including organizational documents);
- make certain acquisitions;
- merge or consolidate with another company; and
- sell or otherwise transfer assets.

In addition, under the Credit Facility, we are required to meet specified financial ratios in order to undertake certain actions, and we are required to maintain a specified minimum cash interest coverage ratio and a maximum total net leverage ratio. Our ability to meet those tests can be affected by events beyond our control, and we cannot assure you that we will meet them. A breach of any of these covenants could result in a default under our Credit Facility. Upon the occurrence of an event of default under our Credit Facility, the lenders could elect to declare all amounts outstanding under our Credit Facility to be immediately due and payable and terminate all commitments to extend further credit.

If we were unable to repay those amounts, the lenders under our Credit Facility could proceed against the collateral granted to them to secure such indebtedness. We have pledged substantially all of our assets as collateral under our Credit Facility. If the lenders under our Credit Facility accelerate the repayment of borrowings, we cannot assure you that we will have sufficient assets to repay our Credit Facility, as well as our unsecured indebtedness.

We may not be able to generate sufficient cash to service all of our indebtedness and may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, delay payments to vendors, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our Credit Facility restricts our ability to dispose of assets and use the proceeds from the disposition. We may not be able to consummate those dispositions or to obtain the proceeds that we could realize from them, and these proceeds may not be adequate to meet any debt service obligations then due.

Demand for our products is cyclical, and we may experience prolonged depressed market conditions for our products.

Our products are sold primarily into markets that historically have been cyclical, such as wood preservation, aluminum and specialty chemicals.

- The principal use of our wood preservation chemicals is in the manufacture of treated lumber, which is used mainly for residential applications, such as wood decking, and also industrial applications, such as the treating of railroad crossties and utility poles. Therefore, a decline in remodeling and construction could reduce demand for wood preservation chemicals for residential applications, and a decline in the capital spending practices for railroads and utility companies could reduce demand for wood preservation chemicals for industrial applications.
- The principal consumers of our carbon pitch are primary aluminum smelters. Although the global aluminum industry has experienced growth on a long-term basis, the aluminum industry has experienced a shift in primary aluminum production from the mature geographies, where we have historically enjoyed high market shares, to emerging economies, where we have less of a presence.

We are dependent on major customers for a significant portion of our net sales, and the loss of one or more of our major customers could result in a significant reduction in our profitability as a whole or the profitability of a particular product.

Although no one customer accounted for more than six percent of our net sales for the year ended December 31, 2025, our top ten customers accounted for approximately 36 percent of our net sales in the aggregate. The loss of a significant customer could have a material adverse effect on our business, cash flow and financial condition.

We may not be able to implement price increases sufficient to compensate for increased operating costs and raw material costs in our businesses.

We have experienced and may experience further increased operating costs and raw material costs in our businesses (including as a result of tariffs). Our ability to implement price increases is largely influenced by competitive and economic conditions and could vary significantly depending on the segment served. Such increases may not be accepted by our customers, may not be sufficient to compensate for increased operating and raw material costs or may decrease demand for our products and our volume of sales. In addition, contractual terms with customers may limit our ability to implement price increases necessary to recover increased operating and raw material costs in our businesses. Our profitability could be adversely affected if we are unable to implement adequate price increases.

The development of new technologies or changes in our customers' products could reduce the demand for our products.

Our products are used for a variety of applications by our customers. Changes in our customers' products or processes may enable our customers to reduce consumption of the products we produce or make our products unnecessary. Customers may also find alternative materials or processes that no longer require our products.

As a producer of wood preservatives, we may incur additional costs under our warranties or otherwise for claims related to treated-wood products.

We provide limited warranties on certain treated-wood products. These limited warranties cover treated-wood products that are produced by certain of our customers who use wood preservatives supplied by us. The limited warranties generally provide for replacement of properly treated wood (treated-wood only) or refund of the purchase price for the treated-wood product that prematurely fails due to fungal decay or termite attack. We (or our customers) receive claims under these warranties or other claims relating to alleged failures of treated-wood products. Our profitability could be adversely affected if the amount of warranty claims against us or our customers significantly increases.

Hazards associated with chemical manufacturing may cause suspensions or interruptions of our operations.

Due to the nature of our business, we are exposed to the hazards associated with chemical manufacturing and the related use, storage and transportation of raw materials, products and wastes in our manufacturing facilities and our distribution centers, such as fires, explosions and accidents that could lead to a suspension or interruption of operations. Any disruption could reduce the productivity and profitability of a particular manufacturing facility or of our Company as a whole. Other hazards include the following:

- piping and storage tank leaks and ruptures;
- mechanical failure;
- exposure to hazardous substances; and
- chemical spills and other discharges or releases of toxic or hazardous wastes, substances or gases.

These hazards, among others, may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines or work stoppage injunctions, cleanup costs and lawsuits by injured persons or property owners. While we are unable to predict the outcome of such matters, if determined adversely to us, we may not have adequate insurance to cover related costs or liabilities and, if not, we may not have sufficient cash flow to pay for such costs or liabilities. Such outcomes could harm our reputation, customer goodwill and reduce our profitability and could have a material adverse effect on our business, financial condition, cash flow and results from operations.

We are subject to extensive environmental laws and regulations and may incur significant costs as a result of continued compliance with, violations of or liabilities under environmental laws and regulations.

Our operations and properties are subject to extensive federal, state, local and foreign environmental laws and regulations, including those concerning the following, among other things:

- the treatment, storage and disposal of wastes;
- the investigation and remediation of contaminated soil and groundwater;

- the discharge of effluents into waterways;
- the emission of substances into the air;
- the marketing, sale, use and registration of our chemical products, such as creosote, CCA, DCOI, MicroPro® and naphthalene;
- the U.S. Environmental Protection Agency's regulation under the Federal Insecticide, Fungicide, and Rodenticide Act which requires the registration and authorization of antimicrobial pesticide products to be used for various applications in the United States;
- the Health Canada Pest Management Regulatory Agency and its Pest Control Products Act which requires the registration and authorization of antimicrobial pesticide products to be used for various applications in Canada;
- the European Union's regulation under the Registration Evaluation Authorization and Restriction of Chemicals, which requires manufacturers or importers of substances manufactured or imported into the European Union in quantities of one ton per year or more to register with a central European Chemicals Agency;
- the European Union's regulation under the Biocidal Products Regulation, which requires a biocidal product to be authorized by the European Chemicals Agency before it can be marketed or used in the European Union;
- the Great Britain Biocidal Products Regulation, which requires a biocidal product to be authorized before it can be marketed or used in Great Britain; and
- other matters relating to environmental protection, health and safety.

We have incurred, and expect to continue to incur, significant costs to comply with environmental laws and regulations as a result of remediation obligations. We could incur significant costs, including cleanup costs, fines, civil and criminal sanctions and claims by third parties for property damage and personal injury, as a result of violations of or liabilities under environmental laws and regulations. We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. Total environmental reserves at December 31, 2025 were $10.2 million, which include provisions primarily for environmental remediation. In addition, we incur significant annual operating expenses related to environmental matters and significant capital expenditures related to environmental controls. Capital expenditures related to environmental controls in 2026 are expected to total approximately $13 million and are expected to be funded by operations.

Contamination has been identified and is being investigated and remediated at many of our sites by us or other parties. We believe that we will have continuing significant expenditures associated with compliance with environmental laws and regulations and, to the extent not covered by insurance or available recoveries under third-party indemnification arrangements, for present and future remediation efforts at our sites and third-party waste sites and other liabilities associated with environmental matters. There can be no assurance that these expenditures will not exceed current estimates and will not have a material adverse effect on our business, financial condition, cash flow and results of operations.

Actual costs and liabilities to us may exceed forecasted amounts. Moreover, currently unknown environmental issues, such as the discovery of additional contamination or the imposition of additional sampling or cleanup obligations with respect to our sites or third-party sites, may result in significant additional costs, and potentially significant expenditures could be required in order to comply with future changes to environmental laws and regulations or the interpretation or enforcement thereof. We also are involved in various litigation and proceedings relating to environmental matters and toxic tort claims.

Future climate change regulation could result in increased operating costs and reduced demand for our products.

Increasing societal concerns about climate change have resulted in international efforts to limit greenhouse gas (GHG) emissions. International climate change-related efforts, such as the Paris Agreement, may impact the regulatory framework of countries whose policies and laws directly influence our operations. Currently, in the United States, various federal, state and regional legislative and regulatory measures to address greenhouse gas are in phases of consideration, promulgation or implementation. These include actions which could require reductions in our greenhouse gas emissions or establish a carbon tax.

Heavy energy-using installations in the European Union operate under the EU Emissions Trading System (EU ETS), a cap and trade system on emissions. The scope of EU ETS has expanded and since 2025, our Nyborg facility has reported scope 1 emissions to EU ETS. Under this system, organizations apply for allowances of GHG emissions and by 2028, our Nyborg facility is expected to be enrolled and allocated allowances. These allowances are gradually reduced year by year, to encourage reductions and are also tradable to enable companies that reduce their GHG emissions to sell their excess allowances to companies that are not reaching their emissions objectives.

The Green Deal, which was approved by the EU Parliament in 2020, has set a goal of a 55 percent reduction in emissions by 2030 (vs 1990) and carbon neutrality by 2050. To support these overall EU goals, a Directive (EU) 2023/1791 on energy efficiency and amending regulation set requirements for continuous improvement on energy efficiency for larger consumers.

In Australia, the National Greenhouse and Energy Reporting Scheme requires large volume emitters (such as Koppers) to report greenhouse emissions and energy use to the government annually and, if they exceed certain thresholds, the ‘Safeguard Mechanism’ requires facilities to set an emissions baseline and either manage their emissions or purchase certificates if they exceed that baseline. Although Koppers does not currently exceed the threshold for the Safeguard Mechanism (100,000 TCO2e scope 1 emissions), it is foreseeable that the government could lower the threshold in the future. The Australian government has released legislation that seeks to introduce mandatory requirements for large businesses and financial institutions to disclose their climate-related risks and opportunities. It is anticipated that Koppers Australia will be required to disclose its climate related impacts, risks and opportunities from the financial year commencing on July 1, 2026. At the state level in Australia, the New South Wales Environment Protection Authority released its Climate Change Policy and Action Plan, which proposes to introduce greenhouse gas emission targets and limits on environment protection licenses. During 2022, the Australian Competition and Consumer Commission and the Australian Securities and Investments Commission both announced they would be increasing monitoring of, and penalties for, misleading statements in relation to net zero commitments.

Any laws or regulations that are adopted to reduce emissions of GHGs could (i) cause an increase to our raw material costs, (ii) increase our costs to operate and maintain our facilities, (iii) increase costs to administer and manage emissions programs, and (iv) have an adverse effect on demand for our products.

The insurance that we maintain may not fully cover all potential exposures.

We maintain property, casualty, general liability, workers’ compensation, pollution legal liability and other insurance, but such insurance may not cover all risks associated with the hazards of our business and is subject to limitations, including deductibles and maximum limits. We may incur losses beyond the limits, or outside the coverage, of our insurance policies, including liabilities for environmental compliance and remediation. In addition, from time to time, various types of insurance for companies in our industry have not been available on commercially acceptable terms or, in some cases, have not been available at all. In the future, we may not be able to obtain coverage at current levels, and our premiums may increase significantly on coverage that we maintain.

Adverse weather conditions or natural disasters, including conditions associated with or exacerbated by climate change, may reduce our operating results.

Our quarterly operating results fluctuate due to a variety of factors that are outside our control, including inclement weather conditions, which in the past have caused a decline in our operating results. For example, adverse weather conditions have, at times, negatively impacted our supply chain as wet conditions impacted logging operations, reducing our ability to procure crossties. In addition, adverse weather conditions have had a negative impact on our customers in our wood preservation businesses, resulting in a negative impact on our sales of these products. Moreover, demand for many of our products declines during periods of inclement weather. Finally, natural disasters, including but not limited to wildfires, hurricanes and earthquakes, could affect our revenue and operating results. It is impossible to predict the timing, magnitude or location of such natural disasters or their impacts on the local economy and on our local or integrated operations. If a major wildfire, hurricane or other natural disaster were to disrupt the supply of our raw materials or damage or destroy our facilities or manufacturing equipment, we may experience potential impacts ranging from production and shipping delays to lost profits and revenues. Global climate change may exacerbate the frequency and intensity of adverse weather conditions or natural disasters, such as wildfires, hurricanes, tornadoes, droughts, water shortages, rainfall, unseasonably warm or cold winter months, or other weather events, many of which have increased in severity in recent years, in geographic areas where our products are manufactured, distributed, sold and used and where our supply chains are located, and our sales and operating results may be affected to a greater degree than we have previously experienced. Such weather conditions could pose physical risks to our facilities and critical infrastructure in the United States and abroad, disrupt the operation of our supply chain and third-party vendors, and may impact our operating results.

Beazer East and Beazer Limited may not continue to meet their obligations to indemnify us.

Under the terms of the asset purchase agreement between us and Koppers Company, Inc. (now known as Beazer East, Inc.) upon the formation of Koppers Inc. in 1988, subject to certain limitations, Beazer East and Beazer Limited assumed the liability for and indemnified us against, among other things, certain clean-up liabilities for contamination occurring prior to the purchase date at sites acquired from Beazer East and certain third-party claims arising from such contamination (the Indemnity). Beazer East and Beazer Limited (which are indirect subsidiaries of Heidelberg Cement AG) may not continue to meet their obligations. Beazer East could in the future choose to challenge its obligations under the Indemnity or our satisfaction of the conditions to indemnification imposed on us thereunder. The government and other third parties may have the right under applicable environmental laws to seek relief directly from us for any and all such costs and liabilities.

In July 2004, we entered into an agreement with Beazer East to amend the December 29, 1988 asset purchase agreement to provide, among other things, for the continued tender of pre-closing environmental liabilities to Beazer East under the Indemnity through July 2019. To the extent that such third-party claims were not tendered by July 2019, Beazer East is not required to pay the costs arising from such claims under the Indemnity and furthermore, Beazer East may now tender certain of such claims to Koppers Inc. However, with respect to any such claims which were made by July 2019, Beazer East will continue to be responsible for such claims under the Indemnity beyond July 2019. The July 2004 amendment did not change the provisions of the Indemnity with respect to indemnification for non-environmental claims, such as product liability claims, which may continue to be asserted after July 2019. Qualified expenditures under the Indemnity are not subject to a monetary limit.

The Indemnity provides for the resolution of issues between Koppers Inc. and Beazer East by an arbitrator on an expedited basis upon the request of either party. The arbitrator could be asked, among other things, to make a determination regarding the allocation of environmental responsibilities between Koppers Inc. and Beazer East. Arbitration decisions under the Indemnity are final and binding on the parties.

Without Beazer East continuing to assume the financial responsibility under the Indemnity, the obligation to pay the costs and assume the liabilities relating to these matters would have a significant impact on our net income, liquidity and cash flows. Furthermore, we could be required to record a contingent liability on our balance sheet with respect to environmental matters covered by the Indemnity. Finally, the Indemnity does not afford us indemnification against environmental costs and liabilities attributable to acts or omissions occurring after the closing of the acquisition of assets from Beazer East under the asset purchase agreement, nor is the Indemnity applicable to liabilities arising in connection with other acquisitions by us after that closing.

Litigation and other proceedings against us could be costly and time-consuming to defend, and due to the nature of our business and products, we may be liable for damages arising out of our acts or omissions, which may have a material adverse effect on us.

We are and have been a defendant in a significant number of lawsuits in which the plaintiffs claim they have suffered a variety of illnesses (including cancer) and/or property damage as a result of exposure to coal tar pitch, pavement sealer, benzene, wood treatment chemicals and other chemicals. In addition, we are regularly subject to legal proceedings and claims that arise in the ordinary course of business, such as workers' compensation claims, governmental investigations, employment disputes, and customer and supplier disputes arising out of the conduct of our business. We also are involved in various litigation and proceedings relating to environmental matters. Any litigation, investigation or regulatory enforcement action that may arise in these or other contexts could result in substantial costs and liabilities, may divert management's attention and resources away from the day-to-day operation of our business, and could have a material adverse effect on our business, cash flow and financial condition. Additional information on litigation matters is available in Note 17 of the Notes to Consolidated Financial Statements, Commitments and Contingent Liabilities.

As discussed in the previous section, we are indemnified for certain product liability exposures under the Indemnity with Beazer East related to products sold prior to the closing of the acquisition of assets from Beazer East. Beazer East and Beazer Limited may cease to meet their indemnification obligations. In addition, Beazer East could choose to challenge its indemnification obligations or our satisfaction of the conditions to indemnification imposed on us thereunder. If for any reason (including disputed coverage or financial incapability), one or more of such parties fail to perform their obligations, and we are held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on us could have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, we could be required to record a contingent liability on our balance sheet with respect to such matters, which could result in us having a significant negative net worth.

Intellectual property rights are important to our business. If our patents are declared invalid or our trade secrets become known to our competitors, our ability to compete may be adversely affected.

Proprietary protection of our processes, apparatuses and other technology is important to our business, particularly in our PC business. Consequently, we may have to rely on judicial enforcement of our patents and other proprietary rights, which is generally a time consuming and expensive process. While a presumption of validity exists with respect to patents issued to us in the United States, there can be no assurance that any of our patents will not be challenged, invalidated, circumvented or rendered unenforceable. Furthermore, if any pending patent application filed by us does not result in an issued patent, or if patents are issued to us, but such patents do not provide meaningful protection of our intellectual property, or if patents issued to us expire, then our ability to compete may be adversely affected. Additionally, our competitors or other third parties may obtain patents that restrict or preclude our ability to lawfully produce or sell our products in a competitive manner, which could have a material adverse effect on our business, cash flow and financial condition. The growth of our business also depends on our ability to develop new intellectual property rights, including patents, and the successful implementation of innovation initiatives. There can be no assurance that our efforts to do so will be successful, and the failure to do so could negatively impact our results of operations.

We also rely upon unpatented proprietary know-how and continuing technological innovation and other trade secrets to develop and maintain our competitive position, particularly in our PC business. While it is our practice to enter into confidentiality agreements with our employees and third parties to protect our intellectual property, these confidentiality agreements may be breached or may not provide meaningful protection for our trade secrets or proprietary know-how, and adequate remedies may not be available in the event of an unauthorized use or disclosure of our trade secrets and know-how. In addition, others could obtain knowledge of our trade secrets through independent development or other access by legal means. The failure of our patents or confidentiality agreements to protect our processes, apparatuses, technology, trade secrets or proprietary know-how could have a material adverse effect on our business, cash flow and financial condition.

We may be required to recognize impairment charges for our long-lived assets.

At December 31, 2025, the net carrying value of long-lived assets (property, plant and equipment, goodwill, other intangible assets and operating lease right-of-use assets) totaled $1,190 million. In accordance with generally accepted accounting principles, we periodically assess these assets to determine if they are impaired. Significant negative industry or economic trends, disruptions to our business, unexpected significant changes or planned changes in use of the assets, divestitures and market capitalization declines may result in impairments to goodwill and other long-lived assets. Future impairment charges could significantly affect our results of operations in the periods recognized. Impairment charges would also reduce our shareholders' equity and could affect compliance with the covenants in our debt agreements.

We are subject to risks inherent in foreign operations, including additional legal regulation and changes in social, political and economic conditions.

We have operations in the United States, Australia, Denmark, the United Kingdom, New Zealand and Canada, among others, and sell our products in many foreign countries. For the year ended December 31, 2025, net sales from products sold by our foreign subsidiaries accounted for approximately 29 percent of our total net sales. We are also subject to the risks normally associated with foreign operations, including those relating to delayed payments from customers in some countries or difficulties in the collection of receivables in developing countries.

Doing business on a global basis requires us to comply with the laws and regulations of the U.S. government and various international jurisdictions. These regulations place restrictions on our operations, trade practices and partners and investment decisions. In particular, our international operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act, and economic sanction programs administered by the U.S. Treasury Department's Office of Foreign Assets Control. Violations of these laws and regulations may result in civil or criminal penalties, including fines.

For example, some of our operations are subject to the United Kingdom's and European Union's General Data Protection Regulation (GDPR). The GDPR imposes a range of compliance obligations for companies that process personal data of United Kingdom and European Union residents and includes financial penalties for non-compliance. We process personal data of our employees who are United Kingdom or European Union residents and will continue dedicating financial resources and management time to GDPR compliance. We bear the cost of compliance with the GDPR and are subject to fines and penalties in the event of a breach of the GDPR, which could have an adverse impact on our business, financial condition and results of operations.

Political and financial instability can lead to economic uncertainty and may adversely impact our business. For example, geopolitical tensions between the United States and Denmark could have an adverse impact on our business, financial condition and results of operations. In addition, as a global business, we are also exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. Our international revenues could be reduced by currency fluctuations or devaluations. Changes in currency exchange rates could lower our reported revenues and could require us to reduce our prices to remain competitive in foreign markets, which could also reduce our profitability. We are also subject to potentially increasing transportation and shipping costs associated with international operations. Furthermore, we are also exposed to risks associated with changes in the laws and policies governing foreign investments in countries where we have operations, as well as changes in U.S. laws and regulations relating to foreign trade and investment.

Labor disputes, labor shortages and increased turnover or increases in employee and employee-related costs could disrupt our operations, divert the attention of our management and may cause a decline in our production and a reduction in our profitability.

Many of our employees are represented by a number of different labor unions and are covered under numerous labor agreements. Typically, a number of our labor agreements are scheduled to expire each year. We may not be able to reach new agreements without union action or on terms satisfactory to us. Any future labor disputes with any such unions could result in strikes or other labor protests, which could disrupt our operations and divert the attention of our management from operating our business. If we were to experience a strike or work stoppage, it may be difficult for us to find a sufficient number of employees with the necessary skills to replace these employees. Any such labor disputes could cause a decline in our production and a reduction in our profitability.

We have experienced increased labor shortages at some of our production facilities and other locations. A number of factors have had, and may continue to have, adverse effects on the labor force available to us, including reduced employment pools, unemployment subsidies, including unemployment benefits, and other government regulations, which include laws and regulations related to workers' health and safety, wage and hour practices and immigration. Labor shortages and increased turnover rates within our workforce have led to, and could in the future lead to, increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees and could negatively affect our ability to efficiently operate our production facilities or otherwise operate at full capacity. An overall or prolonged labor shortage, lack of skilled labor, increased turnover or labor inflation could have a material adverse effect on our operating results, financial condition, cash flows and liquidity.

Our post-retirement obligations are currently underfunded. We may be required to make significant cash payments to our pension and other post-retirement plans, which will reduce the cash available for our business.

As of December 31, 2025, our obligations under our post-retirement benefit plans exceeded the fair value of plan assets by $14.5 million. Our pension asset funding to total pension obligation ratio was 81 percent as of December 31, 2025. The underfunding was caused, in large part, by fluctuations in the financial markets that impacted the value of the assets in our defined benefit pension plans and by fluctuations in interest rates which increased the discounted pension liabilities.

During the years ended December 31, 2025 and 2024, we contributed $16.2 million and $9.4 million, respectively, to our post-retirement benefit plans. For normal plan operations, management expects that any future obligations under our post-retirement benefit plans that are not currently funded will be funded from our future cash flow from operations. If our contributions to our post-retirement benefit plans are insufficient to fund the post-retirement benefit plans adequately to cover our future obligations, the performance of the assets in our pension plans does not meet our expectations or other actuarial assumptions or mandatory funding laws are modified, our contributions to our post-retirement benefit plans could be materially higher than we expect, thus reducing the cash available for our business.

We may incur significant charges in the event we close all or part of a manufacturing plant or facility.

We periodically assess our manufacturing operations in order to manufacture and distribute our products in the most efficient manner. Based on our assessments, we may make capital improvements to modernize certain units, move manufacturing or distribution capabilities from one plant or facility to another plant or facility, discontinue manufacturing or distributing certain products or close all or part of a manufacturing plant or facility, any of which could cause us to incur significant charges. The actual costs to close a manufacturing facility may exceed our original cost estimates, for example, environmental remediation costs, and may have a material adverse effect on our financial condition, cash flow from operations and results from operations.

We may be subject to information technology systems failures, network disruptions and breaches of data security, which could harm our relationships with our customers and third-party business partners, subject us to negative publicity and litigation and cause substantial harm to our business.

We depend on integrated information systems to conduct our business. Information technology systems failures could disrupt our operations by impeding our processing of transactions, our ability to protect customer or company information and our financial reporting. System failures include risks associated with upgrading our systems, integrating information technology and other systems in connection with the integration of businesses we acquire, network disruptions and breaches of data security. Our computer systems, including our back-up systems, could be damaged or interrupted by power outages, computer and telecommunications failures, computer viruses, malware, ransomware, internal or external security breaches, events such as fires, earthquakes, floods, tornadoes and hurricanes, and/or errors by our employees.

We have been subject to cyberattacks in the past, including phishing and malware incidents, and although no such attack has had a material adverse effect on our business, this may not be the case with future attacks. As the prevalence of cyberattacks continues to increase, our information technology systems may be subject to increased security threats and we may incur additional costs to upgrade and maintain our security measures in place to detect and prevent such threats. The security and privacy measures that our vendors and customers implement may not be sufficient to detect and prevent cyberattacks that could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition, outside parties may attempt to fraudulently induce employees or customers to disclose access credentials or other sensitive information in order to gain access to our systems and networks. We also may be subject to additional vulnerabilities as we integrate the systems, computers, software and data of acquired businesses and third-party business partners into our networks and separate the systems, computers, software and data of disposed businesses from our networks.

There are no assurances that our security measures, our business continuity and disaster recovery plans or actions or our investments to improve the maturity of our systems, processes and risk management framework to mitigate vulnerabilities will be sufficient or completed quickly enough to prevent or detect or limit the impact of critical adverse events such as cyberattacks or security breaches. Potential consequences include, but are not limited to, transactional errors, business disruptions, loss of or damage to intellectual property, loss of customers and business opportunities, unauthorized access to or disclosure of confidential or personal information, regulatory fines, penalties or litigation, reputational damage, reimbursement or other compensatory costs and additional compliance costs. Any of these could have a material adverse effect on our financial condition, results of operations and cash flows.

Changes to United States tariffs, import and export regulations and potential countermeasures could increase our costs and disrupt our global supply chain, which could negatively impact our business, results of operations and cash flows.

On an annual basis, we import approximately $100 million to $120 million of products into the United States, including sales from affiliates which are eliminated in consolidation. These imports are principally raw materials for our PC and CMC businesses. The majority of our imports are from countries other than China, including Denmark, Turkey, Germany, Australia and Mexico. We export approximately $90 million to $110 million of products from the United States to other countries, including sales to affiliates which are eliminated in consolidation.

Significant uncertainty exists around the future relationship between the United States and other countries with respect to tariffs and other trade matters. The United States has recently instituted or proposed changes in trade policies that include the renegotiation or termination of trade agreements, the imposition of higher tariffs on imports into the United States, economic sanctions on individuals, corporations or countries, and other government regulations affecting trade between the United States and other countries. In response to these actions, other countries have announced retaliatory tariffs and other trade measures against the United States. We have estimated the effect of the increased tariffs, as they currently stand, could have a $4 million to $8 million impact on our pre-tax profit during the next twelve months if we are unable to mitigate them, which we intend to, but may not be successful, in doing. Mitigation efforts include changing the origin of sourcing materials, sharing incremental tariff costs with vendors and increasing prices where contractually possible.

These developments, or the perception that any of them could occur, may have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global trade between the impacted countries and the United States. This could impact the way we do business and could increase the cost of our products in certain contracts that do not allow for price increases related to these types of costs. In addition, the potential for the imposition of new or additional tariffs on imports and exports as well as potential retaliatory tariffs or other measures certain other countries may impose on the United States could further increase our cost of goods sold and negatively impact our business, results of operations, liquidity and cash flows. Supply chain disruptions, increased volatility in the markets in which we operate, and delays as a result of any new tariff policies or trade restrictions could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Our hedging activities to address commodity price fluctuations may not be successful in offsetting future increases in those costs.

In order to mitigate variations in operating results due to the commodity price fluctuations, we hedge the majority of our exposure to scrap copper and copper-containing raw materials used in our production processes. The results of this hedging practice could be positive, neutral or negative in any period depending on the percentage of expected requirements hedged, price changes in the hedged exposures and the correlation of the price changes in the financial instruments we use to hedge. Our hedging instruments primarily utilize the London Metal Exchange (LME) index while the majority of our purchases are priced off of the Commodity Exchange, Inc. (COMEX) index. Historically, price changes in the LME and the COMEX have been highly correlated and our hedges have been effective in mitigating our financial exposure to changes in the price of copper.

In July 2025, the U.S. government imposed 50 percent tariffs on imports of semi-finished copper products and copper-intensive derivative products, effective August 1, 2025. The U.S. Department of Commerce is currently evaluating potential tariffs on refined copper imports and is expected to issue its recommendation by mid-2026. Actual or anticipated U.S. tariffs have caused and may continue to cause significant premiums to the COMEX prices as compared to LME price as well as general price volatility. Such premiums and volatility can result in our hedging instruments being less effective in offsetting increases in raw material prices. Sustained and prolonged premiums of COMEX pricing over LME pricing, copper price volatility and exposure to unhedged copper requirements could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

Risks Related to Our Common Stock

You may not receive dividends because our board of directors could, in its discretion, depart from or change our dividend policy at any time.

We are not required to pay dividends, and our shareholders are not guaranteed, and do not have contractual rights, to receive dividends. Our board of directors may decide at any time, in its discretion, to change or revoke our dividend policy. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend upon results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

The ability of Koppers Inc. and its subsidiaries to pay dividends or make other payments or distributions to us will depend on our operating results and may be restricted by, among other things, the covenants in our Credit Facility. Our ability to pay dividends is also limited by Pennsylvania law and may in the future be limited by the covenants of any future outstanding indebtedness we or our subsidiaries incur. If a dividend is paid in violation of Pennsylvania law, each director approving the dividend could be liable to the corporation if the director did not act with such care as a person of ordinary prudence would use under similar circumstances. Directors are entitled to rely in good faith on information provided by employees of the corporation and experts retained by the corporation. Directors who are held liable would be entitled to receive a contribution to any such liability from any shareholders who received an unlawful dividend knowing it to be unlawful. Furthermore, we are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, we will be unable to pay dividends on our common stock.

Provisions of our charter documents may inhibit a takeover, which could negatively affect our stock price.

Provisions of our charter documents and the Business Corporation Law of Pennsylvania, the state in which we are incorporated, could discourage potential acquisition proposals or make it more difficult for a third party to acquire control of our company, even if doing so might be beneficial to our shareholders. Our Amended and Restated Articles of Incorporation (our Articles of Incorporation) and our Third Amended and Restated Bylaws (our Bylaws) provide for various procedural and other requirements that could make it more difficult for shareholders to effect certain corporate actions. For example, our Articles of Incorporation authorize our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock without any vote or action by our shareholders. Our board of directors can therefore authorize and issue shares of preferred stock with voting or conversion rights that could adversely affect the voting or other rights of holders of our common stock. The following additional provisions could make it more difficult for shareholders to effect certain corporate actions:

- Our shareholders are able to remove directors only for cause by the affirmative vote of the holders of a majority of the outstanding shares of our capital stock entitled to vote in the election of directors. Vacancies on our board of directors may be filled only by our board of directors.
- Under Pennsylvania law, cumulative voting rights are available to the holders of our common stock if our Articles of Incorporation have not negated cumulative voting. Our Articles of Incorporation provide that our shareholders do not have the right to cumulative votes in the election of directors.
- Our Articles of Incorporation do not permit shareholder action without a meeting by consent except for the unanimous consent of all holders of our common stock. The Articles of Incorporation also provide that special meetings of our shareholders may be called only by the board of directors or the chairman of the board of directors.
- Our Bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary.

These provisions may discourage acquisition proposals and may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting stock or may delay, prevent or deter a merger, acquisition, tender offer or proxy contest, which may negatively affect our stock price.

General Risk Factors

Conditions in the global economy and global capital markets may adversely affect our results of operations, financial condition and cash flows.

In recent history, the U.S. and global economy and capital markets have experienced significant uncertainties and volatility. Our business and operating results can be significantly affected by global economic issues. Our customers may experience deterioration of their business during the adverse business cycles. They may experience cash flow shortages and may have difficulty obtaining financing. As a result, our customers may delay or cancel plans to purchase our products and may not be able to fulfill their payment obligations to us in a timely fashion. Our suppliers may experience similar conditions which could impact their ability to supply us with raw materials and otherwise fulfill their obligations to us. If global economic conditions deteriorate significantly, there could be a material adverse effect to our results of operations, financial condition and cash flows.

In addition, we rely on our Credit Facility with a consortium of banks to provide us with liquidity to meet our working capital needs. Our ability to fund our liquidity needs and working capital requirements could be impacted in the event that disruptions in the credit markets result in the banks being unable to lend to us under our Credit Facility.

Global economic issues could prevent us from accurately forecasting demand for our products, which could have a material adverse effect on our results of operations and our financial condition.

Adverse global economic issues, market instability and volatile commodity price fluctuations make it increasingly difficult for us, our customers and our suppliers to accurately forecast future product demands and sales prices, which could cause us to procure raw materials in excess of end-product demand. This could cause a material increase to our inventory carrying costs and, in the event of falling market prices for our end products, result in significant charges to write-down inventory to market prices.

Health concerns arising from the outbreak of a health epidemic or pandemic may have an adverse effect on our business, operating results and financial condition.

Health epidemics or pandemics may have a significant impact on global markets as a result of supply chain and production disruptions, workforce restrictions, reduced spending and other factors. Our operating results are subject to fluctuations based on general economic conditions, and the extent to which a health epidemic or pandemic ultimately may impact our business will depend on future developments, such as the efficacy of spread prevention measures and new vaccines, the duration of the outbreak and business closures or business disruptions for us, our suppliers and our customers, all of which are highly uncertain and cannot be predicted with confidence.

Any resulting financial distress of our customers due to deterioration in economic conditions could result in reduced sales and decreased collectability of accounts receivable, which would negatively impact our results of operations, cash flows and liquidity. A health epidemic or pandemic also could have a material impact on our ability to obtain the raw materials and parts that we need in order to manufacture our products as our suppliers face disruptions in their businesses or closures. If our suppliers fail to meet our manufacturing needs, it could delay our production and shipments to customers and negatively affect our operations, cash flows and liquidity.

To the extent a future health epidemic or pandemic adversely affects our business and financial results, it also may have the effect of increasing many of the other risks described herein.

We may not be able to compete successfully in any or all of the industry segments in which we operate.

The markets in which we operate are highly competitive, and this competition could harm our business, results of operations, cash flow and financial condition. If we are unable to respond successfully to changing competitive conditions or customer needs, the demand for our products could be affected. We believe that the most significant competitive factor for our products is selling price.

Our products may be rendered obsolete or less attractive by changes in regulatory, legislative or industry requirements.

Changes in regulatory, legislative or industry requirements may render certain of our products obsolete or less attractive. Our ability to anticipate changes in these requirements, especially changes in regulatory standards, will be a significant factor in our ability to remain competitive. We may not be able to comply in the future with new regulatory, legislative and/or industrial standards that may be necessary for us to remain competitive and certain of our products may, as a result, become obsolete or less attractive to our customers.

Changes in applicable tax regulations and resolutions of tax disputes could negatively affect our financial results.

We are subject to income tax laws and regulations in the United States and various foreign jurisdictions. Significant judgment is required in evaluating and estimating our provision and accruals for these taxes. Our income tax liabilities are dependent upon the location of earnings among these different jurisdictions. Our income tax provision and income tax liabilities could be adversely affected by the jurisdictional mix of earnings, changes in valuation of deferred tax assets and liabilities and changes in tax laws and regulations. For example, many countries have started to implement legislation and other guidance to align their international tax rules with the Organization for Economic Co-operation and Development's (OECD) Base Erosion and Profit Shifting recommendations and action plan that aim to standardize and modernize global corporate tax policy, including changes to cross-border tax, transfer pricing documentation rules and nexus-based tax incentive practices. The OECD is also continuing discussions surrounding fundamental changes in allocation of profits among tax jurisdictions in which companies do business, as well as the implementation of a global minimum tax.

In the ordinary course of our business, we are also subject to continuous examinations of our income tax returns by tax authorities. Although we believe our tax estimates are reasonable, the final results of any tax examination or related litigation could be materially different from our related historical income tax provisions and accruals. Adverse developments in an audit, examination or litigation related to previously filed tax returns, or in the relevant jurisdiction's tax laws, regulations, administrative practices, principles and interpretations could have a material effect on our results of operations and cash flows in the period or periods for which that development occurs, as well as for subsequent periods.

Our strategy to selectively pursue complementary acquisitions or divestitures may present unforeseen obstacles, risks or costs.

Our business strategy includes the potential acquisition of businesses and entering into joint ventures and other business combinations that we expect would complement and expand our existing products and the markets where we sell our products, as well as divestiture opportunities. We may not be able to successfully identify suitable acquisition or joint venture opportunities or complete any particular acquisition, combination, joint venture, divestiture or other transaction on acceptable terms. We cannot predict the timing and success of our efforts to acquire or divest any particular business. Also, efforts to divest businesses, acquire other businesses or the implementation of other elements of this business strategy may divert managerial resources away from our business operations. In addition, our ability to engage in strategic acquisitions may depend on our ability to raise substantial capital and we may not be able to raise the funds necessary to implement our acquisition strategy on terms satisfactory to us, if at all. Our failure to identify suitable acquisition or joint venture opportunities may restrict our ability to grow our business. In addition, we may not be able to successfully integrate businesses that we acquire in the future or have recently acquired, which could lead to increased operating costs, a failure to realize anticipated operating synergies, or both.

We depend on our senior management team and other key employees and the loss of these employees could adversely affect our business.

Our success is dependent on the management, experience and leadership skills of our senior management team and key employees. The loss of any of these individuals or an inability to attract, retain and maintain additional personnel with similar industry experience could prevent us from implementing our business strategy. We cannot assure you that we will be able to retain our existing senior management and key personnel or to attract additional qualified personnel when needed. Senior management or key personnel may retire or resign from time to time.

Our stock price may be extremely volatile.

There has been significant volatility in the market price and trading volume of equity securities, which is unrelated to the financial performance of the companies issuing the securities, and this market-wide volatility may continue. These types of broad market fluctuations may negatively affect the market price of our common stock.

Some specific factors that may have a significant effect on our common stock market price include the following:

- actual or anticipated fluctuations in our operating results or future prospects;
- the public's reaction to our press releases, investor discussions, conference calls, other public announcements and filings with the Securities and Exchange Commission;
- strategic actions by us or our competitors, such as acquisitions or restructurings;
- new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
- changes in accounting standards, policies, guidance, interpretations or principles;
- adverse conditions in the financial markets or general economic conditions, including those resulting from war, civil unrest, pandemic, incidents of terrorism and responses to such events;
- sales of common stock by us, members of our management team or a significant shareholder;
- changes in stock market analyst recommendations or earnings estimates regarding our common stock or other comparable companies; and
- changes in our current dividend policy or the elimination, reduction or suspension of our dividend.

We cannot predict the extent to which investor interest in our company will continue to support an active trading market for our common stock on the New York Stock Exchange (the NYSE) or otherwise or how liquid that market will continue to be. If there does not continue to be an active trading market for our common stock, you may have difficulty selling any of our common stock that you buy.

If securities analysts or industry analysts publish negative research or reports, or do not publish reports about our business, our share price and trading volume could decline.

The trading market for our common stock is influenced by the research and reports that industry or securities analysts publish about us, our business and our industry. If one or more analysts adversely change their recommendation regarding our shares or our competitors' stock, our share price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Future sales, or the perception of future sales, of a substantial amount of our common stock may depress the price of the shares of our common stock.

Future sales, or the perception or the availability for sale in the public market, of substantial amounts of our common stock could adversely affect the prevailing market price of our common stock and could impair our ability to raise capital through future sales of equity securities at a time and price that we deem appropriate.

We may issue shares of our common stock, or other securities, from time to time as consideration for future acquisitions and investments. We may also issue shares of our common stock, or other securities, in connection with employee stock compensation programs, employee stock purchase programs and board of directors' compensation. In addition, we may issue shares of our common stock or other securities in public or private offerings as part of our efforts to raise additional capital. In the event any such acquisition, investment, issuance under stock compensation programs or offering is significant, the number of shares of our common stock or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be significant. We may also grant registration rights covering those shares or other securities in connection with any such acquisitions and investments. Any additional capital raised through the sale of our equity securities may dilute your percentage ownership in us.

Our ability to raise capital in the future may be limited.

Our ability to raise capital in the future may be limited. Our business and operations may consume resources faster than we anticipate. In the future, we may need to raise additional funds through the issuance of new equity securities, debt or a combination of both. Additional financing may not be available on favorable terms, or at all. If adequate funds are not available on acceptable terms, we may be unable to fund our capital requirements. If we issue new debt securities, the debt holders would have rights senior to common shareholders to make claims on our assets, and the terms of any debt could restrict our operations, including our ability to pay dividends on our common stock. If we issue additional equity securities, existing shareholders will experience dilution, and the new equity securities could have rights senior to those of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future securities offerings diluting their interest and reducing the market price of our common stock.

The failure of financial institutions or transactional counterparties could adversely affect our current and projected business operations and our liquidity, financial condition and results of operations.

We regularly maintain domestic cash deposits in Federal Deposit Insurance Corporation (FDIC) insured banks which exceed the FDIC insurance limits. We also maintain cash deposits in foreign banks where we operate, some of which are not insured or are only partially insured by the FDIC or other similar agencies. The failure of a bank, or events involving limited liquidity, defaults, non-performance or other adverse conditions in the financial or credit markets impacting financial institutions at which we maintain balances, or concerns or rumors about such events, may lead to disruptions in access to our bank deposits or otherwise adversely impact our liquidity and financial condition. There can be no assurance that our deposits in excess of the FDIC or other comparable insurance limits will be backstopped by the U.S. or applicable foreign governments, or that any bank or financial institution with which we do business will be able to obtain needed liquidity from other banks, government institutions or by acquisition in the event of a failure or liquidity crisis.

In addition, instability, liquidity constraints or other distress in the financial markets, including the effects of bank failures, defaults, non-performance or other adverse developments that affect financial institutions could impair the ability of one or more of the banks participating in our current or any future credit agreement from honoring their commitments under the credit agreement or situations where the banks serve as a counterparty on our derivative swap agreements. This could have a material adverse effect on our business if we were not able to replace those commitments or locate other sources of liquidity on acceptable terms.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We are committed to implementing all reasonable measures to ensure the confidentiality, integrity and availability of data that is owned and managed by us. We also endeavor to protect confidential information that is shared with us by our employees, customers and business partners. The cybersecurity program at Koppers has been designed based on an industry standard cybersecurity framework and is aligned with local and regional compliance requirements. The cybersecurity program is reviewed periodically by an independent third-party, and the results are shared with the board of directors. Components of the cybersecurity program are guided by the results of the independent third-party assessment. The cybersecurity program is part of the larger Enterprise Risk Management program which is reviewed by management and the board of directors on a periodic basis. Compliance with the cybersecurity program is ensured via policies, procedures, training, and systems.

Information security policies at Koppers lay out the guardrails that ensure compliance with the program. Examples of guardrails set within the information security policies at Koppers include, where appropriate, application of the principle of least privilege when granting access (the principle that a user or entity should only have access to the specific data, resources and applications needed to complete a required task), logging and monitoring activity of privileged accounts, authorized physical and logical access to information technology (IT) systems, and requiring maintenance of confidentiality of non-public information. Standard operating procedures (SOPs) help to ensure accuracy and completeness of various IT tasks being performed throughout the organization. SOPs include incorporating data processing agreements in contracts, commissioning and decommissioning of IT systems, granting role-based user access, patch management, and change management. Training is conducted regularly for all employees who interact with Koppers IT systems. Specialized training is also conducted for employees who deal with sensitive data. Security systems have been deployed to manage vulnerabilities within the IT environment, and periodic penetration tests validate the Koppers security posture.

IT systems are protected using various tools like multi-factor authentication, virtual private network, firewalls, end-point protection, spam and web filters, mobile device management, and privileged access management. A third-party monitoring service aids in detecting any threats or anomalies with the network. A multi-department incident response plan has been developed to facilitate a swift response in the event of a cybersecurity incident, which includes notifying the appropriate regulatory agencies. IT systems critical to the business operations have been identified and plans have been developed for a swift recovery of IT services in the event of a service failure. We conduct annual security reviews of all service providers that provide critical service to the business. A cybersecurity risk assessment is conducted prior to contracting with a new IT cloud service provider providing high-impact services.

The Strategy and Risk Committee of the board of directors is composed of board members with diverse experience that allows them to oversee cybersecurity risks effectively. We have a Vice President, Information Technology with over 20 years of experience at Koppers in various positions of increasing responsibility within the IT function, working on initiatives related to enterprise resource planning systems, mobile computing, data analytics, SOX compliance, and cybersecurity. Prior to working at Koppers, the Vice President, Information Technology worked at a global technology consulting company implementing software solutions. This position plays a pivotal role in informing management, the Strategy and Risk Committee and the board of directors on cybersecurity risks. An update on the cybersecurity program is provided to the board of directors quarterly. As of the date of this report, we have not experienced a material information security incident.

ITEM 2. PROPERTIES

The following chart sets forth information regarding our production facilities as of February 26, 2026. Generally, our production and port facilities are suitable and adequate for the purposes for which they are intended and overall have sufficient capacity to conduct business in the upcoming year.

Primary Product Line	Location	Description of Property Interest
Railroad and Utility Products and Services		
Rail joint bars	Huntington, West Virginia	Leased
Railroad crosstie materials recovery	Domino, Texas	Leased
Railroad crossties	Ashcroft, British Columbia, Canada	Owned
Railroad crossties	Camden, Arkansas	Owned/Leased
Railroad crossties	Florence, South Carolina	Owned
Railroad crossties	Galesburg, Illinois	Leased
Railroad crossties	Guthrie, Kentucky	Owned
Railroad crossties	Muncy, Pennsylvania	Owned
Railroad crossties	North Little Rock, Arkansas	Owned
Railroad crossties	Roanoke, Virginia	Owned
Railroad crossties	Williamsville, Missouri	Owned
Railroad crossties and utility poles	Somerville, Texas	Owned
Utility poles	Bunbury, Western Australia, Australia	Owned/Leased
Utility poles	Eutawville, South Carolina	Owned
Utility poles	Grafton, New South Wales, Australia	Owned
Utility poles	Kennedy, Alabama	Owned
Utility poles	Leesville, Louisiana	Owned
Utility poles	Leland, North Carolina	Owned
Utility poles	Longford, Tasmania, Australia	Owned
Utility poles	Mathiston, Mississippi	Owned
Utility poles	Newsoms, Virginia	Owned
Utility poles	North, South Carolina	Owned
Utility poles	Takura, Queensland, Australia	Leased
Utility poles	Vidalia, Georgia	Owned
Performance Chemicals		
Intermediate copper products	Hubbell, Michigan	Leased
Wood preservation chemicals	Auckland, New Zealand	Owned
Wood preservation chemicals	Darlington, United Kingdom	Owned
Wood preservation chemicals	Geelong, Victoria, Australia	Owned
Wood preservation chemicals	Millington, Tennessee	Owned
Wood preservation chemicals	Mt. Gambier, South Australia, Australia	Owned
Wood preservation chemicals	Rock Hill, South Carolina	Owned
Carbon Materials and Chemicals		
Carbon products	Mayfield, New South Wales, Australia	Owned
Carbon products	Nyborg, Denmark	Owned/Leased
Carbon products	Stickney, Illinois	Owned

Our corporate offices are located in leased office space in Pittsburgh, Pennsylvania. The lease term expires on December 31, 2028. We also lease office space in Peachtree City, Georgia.

ITEM 3. LEGAL PROCEEDINGS

We are involved in litigation and other proceedings relating to environmental laws and regulations, toxic tort, product liability and other matters. An adverse outcome for certain of these cases could result in a material adverse effect on our business, cash flows and results of operations. The information related to legal matters set forth in Note 17 to the Consolidated Financial Statements of Koppers Holdings Inc. included in Item 8 of Part II of this report is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

The following table sets forth the names, ages and positions of our and Koppers Inc.'s executive officers as of February 26, 2026. Our executive officers hold their positions until the annual meeting of the board of directors or until their respective successors are elected and qualified.

Name	Age	Position
Stephanie L. Apostolou	45	Chief Legal and Sustainability Officer and Secretary, Koppers Holdings Inc. and Koppers Inc., and Director of Koppers Inc.
Leroy M. Ball	57	Chief Executive Officer, Koppers Holdings Inc. and Koppers Inc., Chair of the Board of Directors of Koppers Holdings Inc. and Director of Koppers Inc.
Tushar Lovalekar	54	Vice President, Information Technology, Koppers Inc.
Stephen G. Lucas	60	Senior Vice President, Culture and Engagement, Koppers Inc.
Bradley A. Pearce	59	Interim Chief Financial Officer and Chief Accounting Officer, Koppers Holdings Inc. and Koppers Inc.
James A. Sullivan	62	President and Chief Transformation Officer, Koppers Holdings Inc. and Koppers Inc.

Ms. Apostolou has served as Chief Legal and Sustainability Officer and Secretary since January 2025. Ms. Apostolou served as General Counsel and Secretary of Koppers Holdings Inc. and Koppers Inc. from March 2020 to December 2024. Ms. Apostolou has served as a Director of Koppers Inc. since March 2020. From January 2019 to February 2020, Ms. Apostolou served as Deputy General Counsel and Assistant Secretary of Koppers Holdings Inc. and Koppers Inc.

Mr. Ball has served as Chief Executive Officer of Koppers Holdings Inc. and Koppers Inc. since January 2024, and Chair of the Board of Directors of Koppers Holdings Inc., since May 2025. Mr. Ball previously served as President and Chief Executive Officer of Koppers Holdings Inc. and Koppers Inc. from January 2015 to December 2023. Mr. Ball has served as a Director of Koppers Holdings Inc. since February 2015 and as a Director of Koppers Inc. since May 2013.

Mr. Lovalekar has served as Vice President, Information Technology, Koppers Inc. since March 2016.

Mr. Lucas has served as Senior Vice President, Culture and Engagement, Koppers Inc. since January 2025. Mr. Lucas served as Vice President, Culture and Engagement, Koppers Inc. from April 2022 to December 2024. Prior to joining Koppers, from July 2014 to April 2022, Mr. Lucas served as Vice President, Human Resources of AMETEK, Inc., a publicly traded manufacturer of electronic instruments and electromechanical devices.

Mr. Pearce has served as Interim Chief Financial Officer and Chief Accounting Officer, Koppers Holding Inc. and Koppers Inc. since January 2026. Mr. Pearce served as Chief Accounting Officer, Koppers Holdings Inc. and Koppers Inc. from May 2019 to December 2025.

Mr. Sullivan has served as President and Chief Transformation Officer of Koppers Holdings Inc. and Koppers Inc. since June 2025. Mr. Sullivan served as President and Chief Operating Officer of Koppers Holdings Inc. and Koppers Inc. from January 2024 to May 2025. Mr. Sullivan served as Executive Vice President and Chief Operating Officer of Koppers Holdings Inc. and Koppers Inc. from January 2020 to December 2023.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our shares of common stock are listed and traded on the NYSE under the symbol KOP.

The number of registered holders of Koppers common stock at January 30, 2026 was 56.

Dividend Policy

Our dividend policy provides for quarterly dividends, payable at the discretion of our board of directors. Dividends will be considered if cash generated by our business is in excess of our expected cash needs. Our expected cash needs include operating expenses and working capital requirements, interest and principal payments on our indebtedness, capital expenditures, incremental costs associated with being a public company, acquisitions, taxes and certain other costs. On an annual basis we expect to pay dividends, if declared, with cash flow from operations, but, due to seasonal or other temporary fluctuations in cash flow, we may from time to time use temporary short-term borrowings to pay quarterly dividends.

We are not required to pay dividends, and our shareholders will not be guaranteed, or have contractual or other rights, to receive dividends. Accordingly, our board of directors may decide, in its discretion, at any time, to otherwise modify or repeal the dividend policy. On February 11, 2026, the board of directors declared a quarterly dividend of $0.09 per common share, payable on March 23, 2026 to shareholders of record as of March 6, 2026. Any future determination to declare and pay dividends will be made at the discretion of our board of directors, after taking into account our financial results, capital requirements and other factors it may deem relevant.

Because we are a holding company, substantially all the assets shown on our consolidated balance sheet are held by our subsidiaries. Accordingly, our earnings and cash flow and our ability to pay dividends are dependent upon the earnings and cash flows of our subsidiaries and the distribution or other payment of such earnings to us in the form of dividends. Our ability to pay dividends is restricted by limitations on the ability of our only direct subsidiary, Koppers Inc., to pay dividends, as a result of limitations imposed by the Credit Facility and by Pennsylvania law. See Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Restrictions on Dividends to Koppers Holdings.

Issuer Purchases of Equity Securities

The following table sets forth information regarding Koppers Holdings' repurchases of shares of its common stock during the three months ended December 31, 2025.

Period	Total Number of Common Shares Purchased [1]	Average Price Paid per Common Share [2]	Total Number of Common Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Common Shares that May Yet be Purchased Under the Plans or Programs (Dollars in Millions)
October 1 – October 31	0	$ 0.00	0	$ 71.5
November 1 – November 30	175,000	$ 28.60	175,000	$ 66.5
December 1 – December 31	0	$ 0.00	0	$ 66.5
Total	175,000		175,000	

(1) On February 27, 2025, we announced that the board of directors approved a $100 million share repurchase program. The repurchase program has no expiration date.

(2) Excludes any fees or commissions associated with the share repurchases.

Stock Performance Graph


Comparison of Cumulative Five Year Total Return
(Dollars)
$175
$150
$125
$100
$75
12/31/20
12/31/21
12/31/22
12/31/23
12/31/24
12/31/25
Koppers Holdings Inc.
S&P SmallCap 600 Materials Index
Russell 2000 Index

Value at	12/31/20	12/31/21	12/31/22	12/31/23	12/31/24	12/31/25
Koppers Holdings Inc.	**$ 100**	**$ 100.45**	**$ 91.17**	**$ 166.69**	**$ 106.14**	**$ 89.66**
S&P SmallCap 600 Materials Index	$ 100	$ 118.41	$ 111.20	$ 133.42	$ 134.78	$ 154.36
Russell 2000 Index	$ 100	$ 114.82	$ 91.35	$ 106.82	$ 119.14	$ 134.40

Set forth above are a line graph and table comparing the cumulative total returns (assuming reinvestment of dividends) during the period commencing December 31, 2020, and ending December 31, 2025, of $100 invested in each of Koppers Holdings Inc.'s common stock, the Standard & Poor's SmallCap 600 Materials Index and the Russell 2000 Index. Because our competitors are principally privately held concerns or subsidiaries or divisions of corporations engaged in multiple lines of business, we do not believe it is feasible to construct a peer group industry comparison. We include the Standard & Poor's SmallCap 600 Materials Index in this graph to serve as a published industry index because Koppers Holdings Inc. is a constituent of the Standard & Poor's SmallCap 600 Materials Index, which includes corporations both larger and smaller than Koppers, and has an average market capitalization similar to ours. Additionally, we include in this graph the Russell 2000 Index, of which we are a constituent, as a broad equity market index. The Russell 2000 Index is comprised of issuers with generally similar market capitalizations to that of Koppers Holdings Inc.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

See description of the segments in Item 1 – Business.

Non-GAAP Financial Measures

We utilize certain financial measures that are not in accordance with U.S. generally accepted accounting principles (U.S. GAAP) to analyze and manage the performance of our business. We believe that adjusted EBITDA provides information useful to investors in understanding the underlying operational performance of the company, our business and performance trends, and facilitates comparisons between periods. The exclusion of certain items permits evaluation and a comparison between periods of results for business operations, and it is on this basis that our management internally assesses our performance. Adjusted EBITDA is the measure of profitability we use to evaluate our businesses. In addition, adjusted EBITDA is the primary measure used to determine the level of achievement of management's short-term incentive goals and related payout, as well as one of the measures used to determine performance and related payouts for certain performance share units granted to management.

Adjusted EBITDA is a non-GAAP financial measure defined as income before interest expense, income taxes, depreciation, amortization and other adjustments. These other adjustments are items that we believe are not representative of underlying business performance. Adjusted items typically include LIFO inventory effects, impairment, restructuring and plant closure costs, significant gains and losses on asset disposals or business combinations, mark-to-market commodity hedging, acquisition-related charges, cloud-computing amortization expenses and other unusual items. The LIFO expense adjustment removes the entire impact of LIFO and effectively reflects the results as if we were on a FIFO inventory basis. An adjusted EBITDA reconciliation is presented in the *Segment Results* section and reconciles net income to adjusted EBITDA on a consolidated basis.

Although we believe adjusted EBITDA enhances investors' understanding of our business and performance, this non-GAAP financial measure should not be considered an alternative to GAAP financial measures and should be read in conjunction with the relevant GAAP financial measures. Other companies in a similar industry may define or calculate this measure differently than we do, limiting its usefulness as a comparative measure. Because of these limitations, this non-GAAP financial measure should not be considered in isolation or as a substitute for performance measures calculated in accordance with GAAP.

Outlook

Forward-looking statements, including the guidance below, are based upon current expectations and are subject to factors that could cause actual results to differ materially from those set forth below. Please see "Forward-Looking Statements" and "Risk Factors" for more information.

After considering the current intensely competitive environment, global economic conditions, as well as ongoing uncertainty associated with geopolitical and supply chain challenges, we commenced taking measures to streamline our organization to support an increasingly cost-conscious customer base. These actions, some of which are one-time savings and some of which are expected to be permanent savings, are intended to ensure that we grow our profitability and support a higher margin profile by leveraging a smaller global team highly focused on serving customer preferences. Through the planning phase that occurred throughout 2025, we believe we have identified actionable transformation initiatives to position Koppers for future success, creating a roadmap to reshape our company into a higher earning, higher margin, higher free cash flow and higher return on capital business over the next three years. These initiatives impact all facets of the organization and are focused on growing the more profitable businesses while continuing to selectively scale back our lower margin, capital intensive business. We believe this will grow earnings per share, lower our maintenance and capital requirements and consistently generate higher margins.

Significant areas of focus include:

- For our RUPS segment, our focus is to continue to (i) recoup cost increases, including the value of our creosote preservative in the market, (ii) maximize opportunities for increased volumes, including expanding our customer base in the midwestern and western utility pole markets and (iii) lower operating and selling, general and administrative expenses.
- For our PC segment, our focus is to continue to (i) acquire new customers and grow organic market share in our residential preservatives markets (ii) expand market share in our industrial preservatives markets and (iii) align and improve our cost structure.
- For our CMC segment, our focus is to continue to (i) execute on domestic plant restructuring projects, (ii) optimize and develop markets for enhanced carbon products and (iii) develop and implement global tar and pitch strategies to mitigate expected raw material cost increases.

Significant market indicators for our businesses include:

- The Railway Tie Association's estimate of total crosstie purchases in 2026 is approximately 19.9 million ties, with approximately 13.3 million for Class I railroads. This is comparable to the 2025 estimate of crosstie purchases of approximately 19.9 million crossties. Over the past few years, North American demand for crossties has been in the range of 18 million to 22 million crossties annually. We expect the crosstie market to remain stable and within this range. However, volumes for our business in any year can be affected by individual customer demands, logistics and business conditions.
- Market demand for utility poles is expected to grow over the next few years. The main driver for growth is the construction of datacenters that support artificial intelligence development. The datacenters that are being constructed nationwide consume large amounts of electricity. Other drivers of pole demand include aging pole infrastructure, the expansion of renewable energy, vehicle electrification, grid-hardening measures, and extreme weather protection. Our Utility Products business continues to focus on expanding its presence in the midwestern and western United States.
- Product demand for our PC business has historically been associated with consumer spending on home repair and remodeling projects in North America. The Leading Indicator of Remodeling Activity (LIRA) reported by the Joint Center for Housing Studies of Harvard University projects that year-over-year spending for annual homeowner renovation and maintenance expenditures is expected to grow by 2.9 percent in early 2026 before easing to 1.6 percent by the end of 2026. Our PC business expects higher volumes through market share growth and acquiring new customers supported by the LIRA projections.

- For the external markets served by our CMC business, we have experienced a slowdown in manufacturing overall as well as in the steel, aluminum and carbon black industries. The availability of coal tar, the primary raw material for our CMC business, is linked to levels of metallurgical coke production. As the global steel industry, excluding Asia, has reduced the production of steel using metallurgical coke, the volumes of coal tar have been reduced. We are actively working to mitigate the impacts of the long-term decline of coal tar supply by gaining market acceptance for petroleum-blended products. We are also investing in projects to increase distillation yields and balance raw material supply and cost with customer demand and pricing.

Our businesses and results of operations are affected by various competitive and other factors including (i) the impact of global economic conditions on demand for our products, including the impact of imported products from competitors in certain regions where we operate as well as tariffs and international trade policy; (ii) raw material pricing and availability, in particular the cost and availability of hardwood lumber for railroad crossties, softwood lumber for utility poles, scrap copper prices, and the cost and amount of coal tar available in global markets, which is negatively affected by reductions in blast furnace steel production; (iii) volatility in oil prices, which impacts the cost of coal tar and certain other raw materials, as well as selling prices and margins for certain of our products including carbon black feedstock and naphthalene; (iv) competitive conditions in our performance chemicals business and global carbon pitch markets; (v) the effectiveness of our commodity hedging programs; (vi) changes in foreign exchange rates; and (vii) the other factors set forth in the "Forward-Looking Statements" disclaimer. Any or all of these or other factors could impact our actual results.

Recent Developments

In February 2026, we made the decision to idle production activities at our Utility and Industrial Products facility in Vance, Alabama, effective immediately. Substantially all production handled at this location was transitioned to our Kennedy, Alabama plant. These facilities were located within 60 miles of each other and served the same market which resulted in plant underutilization, redundancy and higher operating costs.

In February 2026, we also announced our plan to idle production activities at our Railroad Products and Services facility in Florence, South Carolina due to lower overall future forecasted demand from the facility's largest customer. We expect to ramp down production at Florence over the next several months with plant idling activities to be completed by November 2026. During this time period, we will transition incremental production to our facility in Guthrie, Kentucky.

Consolidating production of these facilities will help us optimize our network, better align capacity with demand, reduce operating costs and strengthen the long-term competitiveness of our operations.

Trade Tariff Uncertainties

Our outlook reflects plans to substantially offset costs related to import and export tariffs, where possible, but there is continued uncertainty regarding the implementation dates and scope of potential additional tariffs, as well as potential retaliatory trade policy. As a result of these items, our outlook may vary. See also Item 1A. Risk Factors in this Form 10-K.

Seasonality and Effects of Weather on Operations

Our quarterly operating results fluctuate due to a variety of factors that are outside of our control, including inclement weather conditions, which in the past have affected operating results. Operations at some of our facilities have at times been reduced during the winter months. Moreover, demand for some of our products declines during periods of inclement weather. As a result of the foregoing, we anticipate that we may experience material fluctuations in quarterly operating results. Historically, our operating results have been significantly lower in the first and fourth calendar quarters as compared to the second and third calendar quarters.

Results of Operations – Comparison of Years Ended December 31, 2025 and December 31, 2024

Consolidated Results

	Year Ended December 31,			
	2025	2024	Change	% Change
(Dollars in millions)				
Net sales:				
Railroad and Utility Products and Services	$ 926.8	$ 942.7	$ (15.9)	(1.7)%
Performance Chemicals	543.8	651.6	(107.8)	(16.5)%
Carbon Materials and Chemicals	408.7	497.8	(89.1)	(17.9)%
Total	$ 1,879.3	$ 2,092.1	$ (212.8)	(10.2)%

RUPS net sales decreased due to $21.8 million of lower volumes in our Class I crosstie business and lower activity in our maintenance-of-way businesses, including approximately $11.1 million related to the sale of our railroad bridge services business during the third quarter of 2025. These decreases were partly offset by increased volumes in our domestic utility pole business and $11.0 million of price increases across multiple markets, particularly for crossties. Foreign currency changes compared to the prior year period had an unfavorable impact on sales in the current year period of $1.9 million, mainly from our Australian utility pole business.

PC net sales decreased due primarily to a 17 percent volume decrease driven by a shift in United States market share and a slight decrease in remaining customer volumes as well as sales to Brown Wood (as described in Note 3 of the Notes to Consolidated Financial Statements) which were included in external sales during the first quarter of 2024. Foreign currency changes compared to the prior year period from our international markets had an unfavorable impact on sales in the current year period of $1.6 million.

CMC net sales decreased mainly due to lower phthalic anhydride volumes of $67.5 million as we ceased production of the product in the second quarter of 2025, lower volumes and prices for carbon black feedstock and lower sales prices for multiple products, particularly for carbon pitch which decreased six percent globally. The decreases in carbon pitch prices were driven by market dynamics in the current year period, particularly in Australasia. These decreases were partly offset by volume increases for carbon pitch, naphthalene, creosote and refined tar. Foreign currency changes compared to the prior year period from our international markets had a favorable impact on sales in the current year period of $3.3 million.

Cost of sales as a percentage of net sales was 76 percent, compared to 80 percent in the prior year period as lower operating expenses and freight costs were partly offset by lower sales volumes. Significant items impacting cost of sales in individual operating segments are discussed as part of "Segment adjusted EBITDA and adjusted EBITDA margin" herein.

Depreciation and amortization expenses were $6.1 million higher when compared to the prior year period primarily as a result of increased asset retirement obligations in our North American CMC operations and our acquisition of Brown Wood.

Selling, general and administrative expenses were $24.4 million lower when compared to the prior year period due mainly to a decrease in compensation-related costs and other administrative expenses, in particular lower stock-based long term incentive plan expenses of $8.2 million. See Note 8 - Stock-based Compensation for changes related to our long-term incentive plan.

Impairment and restructuring charges for both years were due primarily to costs associated with discontinuing phthalic anhydride production at our facility in Stickney, Illinois, consulting services related to our comprehensive assessment of our businesses and our workforce reduction program across selected U.S. locations to streamline operations and reduce costs. See Note 3 – Acquisitions and Restructuring.

(Gain) loss on sale of assets in the prior year period was primarily related to the liquidation of our former coal tar distillation facility located in China. See Note 3 – Acquisitions and Restructuring.

Other income, net increased in the current year period primarily as a result of increased royalty income in our PC business and lower pension costs.

Interest expense was $10.1 million lower when compared to the prior year period due to lower interest rates.

Loss on pension settlement for both years relates to the settlement loss recorded as a result of the termination of our United States qualified pension plan as discussed in Note 14 – Pensions and Post-Retirement Benefit Plans.

Income tax expense increased by $4.5 million when compared to the prior year period due primarily to higher income before income taxes. See Note 10 – Income Taxes.

Segment Results

	Year Ended December 31,			
	2025	2024	Change	% Change
(Dollars in millions)				
Adjusted EBITDA:				
Railroad and Utility Products and Services	$ 108.1	$ 82.3	$ 25.8	31.3%
Performance Chemicals	102.7	142.7	(40.0)	(28.0)%
Carbon Materials and Chemicals	45.9	36.6	9.3	25.4%
Total	$ 256.7	$ 261.6	$ (4.9)	(1.9)%
Adjusted EBITDA margin as a percentage of GAAP sales:				
Railroad and Utility Products and Services	11.7%	8.7%	3.0%	34.5%
Performance Chemicals	18.9%	21.9%	(3.0)%	(13.7)%
Carbon Materials and Chemicals	11.2%	7.4%	3.8%	51.4%

RUPS adjusted EBITDA increased due to $11.6 million of lower operating and raw material expenses and $10.2 million of lower selling, general and administrative expense, in addition to net sales price increases and increased utilization, partly offset by net sales volume decreases.

PC adjusted EBITDA decreased due primarily to lower sales volumes and higher raw material costs of $19.0 million, partly offset by lower selling, general and administrative expenses of $5.0 million, lower logistics expenses of $4.5 million, particularly in North America, and higher royalty income of $3.1 million. Higher raw material costs were unfavorably impacted by scrap copper costs, net of the benefit realized from our copper-hedging program.

CMC adjusted EBITDA increased due to lower raw material and operating expenses of $19.9 million, particularly in North America, including the operating cost savings from discontinuing phthalic anhydride production, lower selling, general and administrative expense of $9.2 million and improved plant performance as a result of an outage in North America in the prior year period, partly offset by lower sales prices.

The discussion and analysis of our consolidated results of operations and cash flows for the years ended December 31, 2024 compared to December 31, 2023 was included in our Annual Report on Form 10-K for the year ended December 31, 2024 under Item 7. Management's Discussion and Analysis of Financial Conditions and Results of Operations which was previously filed with the SEC.

Adjusted EBITDA Reconciliation. The following table reconciles net income, the most directly comparable financial measure determined and reported in accordance with U.S. GAAP, to adjusted EBITDA on a consolidated basis:

	Year Ended December 31,	
	2025	2024
(Dollars in millions)		
Net income	$ 56.0	$ 48.6
Interest expense	66.1	76.2
Depreciation and amortization	73.6	67.5
Income tax provision	25.2	20.7
Sub-total	220.9	213.0
Adjustments to arrive at adjusted EBITDA:		
LIFO (benefit) expense[(1)]	(11.0)	6.1
Impairment, restructuring and plant closure costs[(2)]	51.9	17.3
(Gain) loss on sale of assets	(0.4)	10.7
Mark-to-market commodity hedging (gains) losses	(34.2)	7.9
Acquisition inventory step-up amortization	0.0	2.3
Amortization of cloud-based software implementation costs	1.2	0.3
Pension settlement and expense	28.3	4.0
Total adjustments	35.8	48.6
Adjusted EBITDA	$ 256.7	$ 261.6

(1) The LIFO expense adjustment removes the entire impact of LIFO and effectively reflects the results as if we were on a FIFO inventory basis.

(2) See Note 3 - Acquisitions and Restructuring.

Cash Flow

Net cash provided by operating activities for the year ended December 31, 2025 was $122.5 million compared to $119.4 million in the prior year. For both periods, the primary source of cash was net income, excluding non-cash items, principally depreciation and in 2025, the pension settlement loss. Working capital usage was slightly lower in the current year primarily as a result of the timing of receipts and payments, partly offset by net pension funding of approximately $12 million in connection with the settlement.

Net cash used in investing activities for the year ended December 31, 2025 was $72.7 million compared to $173.3 million in the prior year. The decrease was due to cash paid for the Brown Wood acquisition in the prior year as well as lower capital expenditures in the current year due to the completion of certain growth projects, such as the yield enhancement project at our CMC facility in Nyborg, Denmark which was completed in the first quarter of 2024. These decreases were partly offset by cash paid for the Greenhill acquisition (as described in Note 3 of the Notes to Consolidated Financial Statements) in the current year.

Net cash used in financing activities for the year ended December 31, 2025 was $58.5 million compared to net cash provided by financing activities of $35.7 million in the prior year. The primary uses of financing cash flows for the year ended December 31, 2025 were net debt repayments of $12.7 million, repurchases of common stock, including payments related to taxes withheld under stock-based compensation plans, dividends and debt issuance costs. In the prior year, the primary source of financing cash flows was net borrowings of $88.7 million and the primary uses of financing cash flows were repurchases of common stock, including payments related to taxes withheld under stock-based compensation plans, and dividends.

Liquidity and Capital Resources

As of December 31, 2025, liquidity from our Credit Facility and cash on hand was approximately $383 million. Our Credit Facility is described in Note 15 – Debt.

Our need for cash in the next twelve months relates primarily to contractual obligations which includes debt service, purchase commitments and operating leases, as well as working capital, capital spending, dividends and share repurchases. We may also use cash to pursue other potential strategic acquisitions. Capital expenditures in 2026, excluding acquisitions, if any, are expected to total approximately $55 million and are expected to be funded by cash from operations. We anticipate that our liquidity will continue to be adequate to fund our cash requirements for at least the next twelve months.

We manage our working capital to increase our flexibility to pay down debt. The amount of our outstanding debt and our overall cash flows will fluctuate throughout any operating period based upon, among other things, the timing of receipts from customers and payments to vendors. As of December 31, 2025, approximately 95 percent of accounts payable was current and 5 percent was 1-30 days past due. As of December 31, 2024, approximately 85 percent of accounts payable was current and 15 percent was 1-30 days past due.

Restrictions on Dividends to Koppers Holdings

Koppers Holdings depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of any declared dividend of Koppers Holdings. The Credit Facility permits Koppers Inc. to make dividend payments to Koppers Holdings if certain conditions are met, including, among other permitted dividend payments, the ability to fund the payment of regularly scheduled dividends on Koppers Holdings common stock and repurchases of Koppers Holdings common stock, in an aggregate amount per fiscal year not to exceed the greater of $50.0 million, with unused amounts in any fiscal year being carried over to the succeeding fiscal year, and 6.0 percent of market capitalization.

Bank Debt Covenants at December 31, 2025

The bank debt covenants that affect availability of the Credit Facility and which may restrict the ability of Koppers Inc. to pay dividends include the following financial ratios:

- The total net leverage ratio is calculated as of the last day of each fiscal quarter in accordance with the Credit Facility definitions of consolidated total net debt divided by consolidated EBITDA and is not permitted to exceed 4.75. The total net leverage ratio as of December 31, 2025 was 3.3.
- The cash interest coverage ratio, calculated as of the last day of each fiscal quarter, is not permitted to be less than 2.0. The cash interest coverage ratio as of December 31, 2025 was 4.4.

We are currently in compliance with all covenants governing the Credit Facility. Our continued ability to meet these financial covenants can be affected by events beyond our control.

Purchase Commitments and Contractual Obligations

Purchase commitments consist primarily of raw materials purchase contracts. These are typically not fixed price arrangements; the prices are based on prevailing market prices. As a result, we generally expect to be able to hedge the purchases with sales at those future prices.

	Payments Due by Period				
	2026	2027 - 2028	2029 - 2030	Thereafter	Total
(Dollars in millions)					
Purchase commitments	$ 234.1	$ 322.5	$ 68.6	$ 0.1	$ 625.3

Contractual obligations are primarily related to our debt agreements and operating leases. See Note 15 – Debt for discussion of the contractual obligations under our debt agreements, including interest payments and the timing of principal repayments. See Note 16 – Leases for discussion of our operating lease obligations.

Pension and other employee benefit plan funding contributions (for defined benefit plans) are expected to total approximately $1.5 million in 2026, for normal plan operations. Estimated funding obligations are determined by asset performance, workforce and retiree demographics, tax and employment laws and other actuarial assumptions, which may change the annual funding obligations in addition to decisions to fund in excess of statutorily required amounts. The funded status of our defined benefit plans is disclosed in Note 14 – Pensions and Post-Retirement Benefit Plans.

See Note 10 – Income Taxes for discussion of unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, we are unable to estimate the years in which settlement will occur with the respective taxing authorities.

Other Matters

Foreign Operations and Foreign Currency Transactions

We are subject to foreign currency translation fluctuations due to our foreign operations. See the Consolidated Statement of Comprehensive Income for the impact that exchange rate fluctuations had on comprehensive income. Foreign currency transaction gains and losses result from transactions denominated in a currency that is different from the currency used by the entity to prepare its financial statements. Foreign currency transaction gains were $0.7 million, $0.9 million, and $1.0 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Recently Issued Accounting Guidance

Information regarding recently issued accounting guidance is contained in Note 2 – Summary of Significant Accounting Policies.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to use judgment in making estimates and assumptions that affect the reported amounts of revenues and expenses, assets and liabilities, and the disclosure of contingent liabilities. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Our management's estimates are based on the relevant information available at the end of each period. With the exception of the revenue recognition policy, each of the following policies contain critical accounting estimates.

Revenue Recognition. Revenue is recognized upon the completion of performance obligations under our contracts with customers and when control of a good or service is transferred to the customer. See Note 2 – Summary of Significant Accounting Policies for our revenue recognition policy.

Goodwill and Intangible Assets. Goodwill is assessed for impairment annually, using a quantitative goodwill impairment test, or more frequently if a change in circumstances or the occurrence of events indicates the carrying value may not be recoverable. We annually evaluate the remaining useful life of the intangible asset being amortized to determine whether events or circumstances warrant a revision to the remaining period of amortization. See Note 13 – Goodwill and Intangible Assets for our goodwill and intangible assets accounting policy.

We utilize the work of third-party specialists to assist in the fair value estimates. The key assumptions for the market and income approaches we use to determine fair value of our reporting units are updated at least annually. Those key assumptions include discount rates (12.5 percent – 20.0 percent), market multiples (4.4 – 7.5 times adjusted EBITDA) and terminal growth rates (4.0 – 6.5 times adjusted EBITDA) as well as future forecasts of revenue growth and adjusted EBITDA, which are based on our strategic plan. The strategic plan is updated as part of the annual planning process and is reviewed and approved by management and the Board of Directors. The strategic plan may be revised as necessary during the fiscal year based on changes in operating or economic conditions. The actual fair value may vary from our estimate under the market approach for many reasons, including because the peer group valuation differs from how investors value our business, valuation multiples change as a result of market conditions, changes in our business assumptions and other factors. Discount rates may be impacted by adverse changes in macroeconomic environment, volatility in the equity and debt markets or other factors. Our key assumptions are materially consistent with prior year.

During the fourth quarter of 2025, we performed an impairment test for goodwill for each of our reporting units using the quantitative approach. We determined the fair value of each of the reporting units exceeded its respective carrying amount; therefore, we determined that goodwill was not impaired at any of our reporting units as of December 31, 2025. The estimated fair value, as calculated at October 31, 2025, for the three reporting units ranged from approximately 24 percent to 58 percent greater than their carrying value (22 percent to 103 percent at the previous impairment assessment date). Our reporting units could experience impairment in the future if we do not achieve our profitability projections, there is a change in key assumptions underlying the valuation or if we experience a substantial decrease in our stock price.

While we can implement certain strategies to address changes in economic and operating conditions, adverse changes in the future could reduce the future revenue and cash flows used to estimate reporting unit fair values, which could trigger a future impairment charge. Additionally, disruptions to our business such as prolonged recessionary periods or unexpected significant declines in operating results of the relevant reporting units could result in charges for goodwill and other asset impairments in future periods. An estimate of the sensitivity to changes in our assumptions is not practicable given the numerous assumptions that can materially affect our estimates.

Deferred Tax Assets. See Note 10 – Income Taxes for information on deferred tax activity. Our deferred tax assets and liabilities are predominantly related to our domestic entities. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. In evaluating the need for a valuation allowance, management considers various factors, including the expected level of future taxable income, available tax planning strategies and reversals of existing taxable temporary differences, all of which are subject to change based on business conditions and changes in tax law and regulations.

The realization of a majority of our deferred tax assets is not subject to any expiration and is dependent upon the reversal of the underlying temporary differences. To the extent future taxable income projections are not achieved, we could be required to record a valuation allowance against certain deferred tax assets, which would result in additional income tax expense.

Asset Retirement Obligations. We measure asset retirement obligations using certain assumptions including estimates regarding the recovery of residues in storage tanks, which can vary from actual residues recovered on retirement. In the event that the amount of residue, the effort required to remove the residue or regulatory requirements vary from our estimates, we could incur additional significant charges to income and increases in cash expenditures related to the disposal of those residues. Certain conditional asset retirement obligations related to facilities have not been recorded in the consolidated financial statements due to uncertainties surrounding the ultimate settlement date and estimate of fair value related to a legal obligation to perform an asset retirement activity. At the date a reasonable estimate of the ultimate settlement amount and timing can be made, we will record an asset retirement obligation, and such amounts may be material to the consolidated financial statements in the period in which they are recorded. See Note 2 – Summary of Significant Accounting Policies for information on expense recognized during the past two years. An estimate of the sensitivity to changes in our assumptions is not practicable given the numerous assumptions that can materially affect our estimates.

Environmental Liabilities. As discussed under Environmental Matters in Item 1 – Business and Note 17 to the Consolidated Financial Statements, we are subject to federal, state, local, and foreign laws and regulations, and potential liabilities relating to the protection of the environment and human health and safety. We expect to incur substantial costs for ongoing compliance with such laws and regulations. We may also incur costs as a result of governmental or third-party claims, or other requirements, relating to cleanup of, or for injuries resulting from, contamination at sites associated with past and present operations. We accrue for environmental liabilities when a determination can be made that they are probable and reasonably estimable. The amount accrued is determined through the evaluation of various information, which could include claims, settlement offers, demands by government agencies, estimates performed by independent third parties, identification of other responsible parties and an assessment of their ability to contribute, and our prior experience. Inherent uncertainties exist in such estimates primarily due to unknown conditions and other circumstances, changing governmental regulations and legal standards regarding liability, and evolving technologies. See Note 17 – Commitments and Contingent Liabilities for information about environmental liabilities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Like other global companies, we are exposed to market risks relating to fluctuations in commodity prices, interest rates and foreign currency exchange rates. The objective of our financial risk management is to minimize the volatility of commodity price, interest rate and foreign exchange rate fluctuations on our earnings, cash flows and equity.

To manage commodity price risk, we enter into swap contracts for future forecasted purchases of copper. This reduces the impact of commodity price volatility on gross profit. To manage interest rate risks, we use a combination of fixed and variable rate debt and interest rate swaps. This reduces the impact of short-term fluctuations in interest rates. To manage foreign currency exchange rate risks, we use forward exchange contracts to hedge firm commitments up to twelve months, and all such contracts are marked to market with the recognition of a gain or loss at each reporting period.

The following analyses present the sensitivity of the market value, earnings and cash flows of our financial instruments and foreign operations to hypothetical changes in interest and exchange rates and market prices for copper as if these changes occurred at December 31, 2025. The range of changes chosen for these analyses reflects our view of changes which are reasonably possible over a one-year period. Market values are the present values of projected future cash flows based on copper price, interest rate and exchange rate assumptions. These forward-looking statements are selective in nature and only address the potential impacts from financial instruments and foreign operations. They do not include other potential effects that could impact our business as a result of these changes.

Commodity Price Sensitivity Analysis. Our exposure to market risk for changes in copper prices relates primarily to the purchase price of the raw material and the fixed price sales agreements we have with customers of our PC segment. We utilize swap contracts to manage this price risk. See Note 5 – Derivative Financial Instruments for quantities and the financial statement impact of these contracts as of December 31, 2025. Holding other variables constant, if there were a 10 percent reduction in the December 31, 2025 market price of copper, the fair value of these contracts would be a gain of $17.4 million, all of which would be recognized in income, before tax.

Interest Rate and Debt Sensitivity Analysis. Our exposure to market risk for changes in interest rates relates primarily to our interest payments on our variable rate debt obligations. See Note 15 – Debt for discussion of the changes in debt and Note 5 - Derivative Financial Instruments for discussion of our interest rate swap agreements. For variable rate debt, interest rate changes impact earnings and cash flows. Assuming other factors are held constant, a one percentage point increase in interest rates would have decreased earnings and cash flows by approximately $5.4 million over a twelve-month period, holding other variables constant, inclusive of interest rate swap effects.

Exchange Rate Sensitivity Analysis. Our exchange rate exposures result primarily from our investment and ongoing operations in Australia, Brazil, Canada, Chile, Denmark, the Netherlands, New Zealand and the United Kingdom. Holding other variables constant, if there were a ten percent reduction in all relevant exchange rates, the effect on our earnings, based on actual earnings from foreign operations for the year ended December 31, 2025, would be a reduction of approximately $4.2 million.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Koppers Holdings Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Koppers Holdings Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with accounting principles generally accepted in the United States of America.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management has assessed the effectiveness of Koppers Holdings Inc.'s internal control over financial reporting as of December 31, 2025. In making this assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control – Integrated Framework* (2013 Framework). Management concluded that based on its assessment, Koppers Holdings Inc.'s internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of Koppers Holdings Inc.'s internal control over financial reporting as of December 31, 2025, has been audited by KPMG LLP, the independent registered public accounting firm that also audited the consolidated financial statements included in this annual report, as stated in their attestation report which appears on the following page.

February 26, 2026

/s/ LEROY M. BALL
Leroy M. Ball
Chief Executive Officer

/s/ BRADLEY A. PEARCE
Bradley A. Pearce
Interim Chief Financial Officer and Chief Accounting Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Koppers Holdings Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Koppers Holdings Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements), and our report dated February 26, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Pittsburgh, Pennsylvania
February 26, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Koppers Holdings Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Koppers Holdings Inc. and subsidiaries (the Company) as of December 31, 2025 and December 31, 2024, the related consolidated statements of operations, comprehensive income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and December 31, 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 26, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of the carrying value of Goodwill in the Utility Products Reporting Unit

As described in Note 13 to the consolidated financial statements, the Company's goodwill balance as of December 31, 2025 was $329.4 million, of which $116.7 million was related to the Utility Products reporting unit. The Company performs goodwill impairment testing at the reporting unit level annually or more frequently if a change in circumstances or the occurrence of events indicates that a potential impairment exists. The Company uses a combination of an income approach, using a discounted cash flow methodology, and a market approach in its annual goodwill impairment assessment.

We identified the assessment of the carrying value of goodwill for the Utility Products reporting unit as a critical audit matter. Significant auditor judgment was required to evaluate the Company's estimate of fair value of the Utility Products reporting unit, which was developed, in part, using a discounted cash flow model. Specifically, the key assumptions used in the reporting unit's discounted cash flow model are forecasted revenue growth rates and forecasted EBITDA margins within the forecasted cash flows, and the discount rate, as changes to those assumptions could have a significant effect on the Company's assessment of the impairment of the goodwill.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's goodwill impairment assessment process. This included controls over the development of the forecasted revenue growth rates, forecasted

EBITDA margins, and discount rate assumptions. We compared the Company's historical forecasted revenue growth rates and forecasted EBITDA margins to actual results to assess the Company's ability to accurately forecast. We evaluated the Company's forecasted revenue growth rates and forecasted EBITDA margins by comparing the forecasts to historical results and to forecasted information included in external industry reports. We also involved valuation professionals with specialized skills and knowledge, who assisted in evaluating the Company's discount rate, by comparing it against a discount rate that was independently developed using publicly available third-party market data for comparable entities.

/s/ KPMG LLP

We have served as the Company's auditor since 2016.

Pittsburgh, Pennsylvania
February 26, 2026

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions, except share and per share amounts)			
Net sales	$ 1,879.3	$ 2,092.1	$ 2,154.2
Cost of sales	1,431.5	1,669.5	1,729.7
Depreciation and amortization	73.6	67.5	57.0
Selling, general and administrative	154.9	179.3	174.1
Impairment and restructuring	51.9	16.9	0.0
(Gain) loss on sale of assets	(0.4)	10.7	(1.8)
Operating profit	167.8	148.2	195.2
Other income, net	6.6	1.3	0.4
Interest expense	66.1	76.2	71.0
Loss on pension settlement	27.1	4.0	0.0
Income before income taxes	81.2	69.3	124.6
Income tax provision	25.2	20.7	34.8
Net income	56.0	48.6	89.8
Net income (loss) attributable to noncontrolling interests	0.0	(3.8)	0.6
Net income attributable to Koppers	$ 56.0	$ 52.4	$ 89.2
Earnings per common share attributable to Koppers common shareholders:			
Basic	$ 2.82	$ 2.54	$ 4.28
Diluted	2.74	2.46	4.14
Weighted average shares outstanding (in thousands):			
Basic	19,855	20,659	20,835
Diluted	20,405	21,291	21,539

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Net income	$ 56.0	$ 48.6	$ 89.8
Changes in other comprehensive income (loss):			
Currency translation adjustment	32.6	(30.3)	6.9
Cash flow hedges, net of tax of $(1.1), $0.5 and $0.8	2.4	(1.4)	(2.7)
Pension adjustments, net of tax of $(7.8), $0.0 and $(1.1)	24.2	(0.1)	4.2
Total comprehensive income	115.2	16.8	98.2
Comprehensive income (loss) attributable to noncontrolling interests	0.0	(3.8)	0.5
Comprehensive income attributable to Koppers	$ 115.2	$ 20.6	$ 97.7

The accompanying notes are an integral part of these consolidated financial statements.

KOPPERS HOLDINGS INC.
CONSOLIDATED BALANCE SHEET

	December 31,	
	2025	2024
(Dollars in millions, except share and per share amounts)		
Assets		
Cash and cash equivalents	$ 38.0	$ 43.9
Accounts receivable, net of allowance of $7.0 and $6.9	158.7	191.8
Inventories, net	411.2	404.6
Derivative contracts	31.5	1.5
Other current assets	29.3	38.8
Total current assets	668.7	680.6
Property, plant and equipment, net	650.9	660.8
Goodwill	329.4	317.1
Intangible assets, net	106.7	119.0
Operating lease right-of-use assets	102.9	89.8
Deferred tax assets	7.0	8.4
Other assets	21.2	14.5
Total assets	$ 1,886.8	$ 1,890.2
Liabilities		
Accounts payable	$ 122.4	$ 179.1
Accrued liabilities	72.6	115.1
Current operating lease liabilities	27.2	26.7
Current maturities of long-term debt	4.9	4.9
Total current liabilities	227.1	325.8
Long-term debt	914.3	925.9
Operating lease liabilities	76.1	64.4
Accrued post-retirement benefits	13.7	14.9
Deferred tax liabilities	43.7	25.9
Other long-term liabilities	37.6	44.3
Total liabilities	1,312.5	1,401.2
Commitments and contingent liabilities (Note 17)		
Equity		
Senior Convertible Preferred Stock, $0.01 par value per share; 10,000,000 shares authorized; no shares issued	0.0	0.0
Common Stock, $0.01 par value per share; 80,000,000 shares authorized; 26,213,052 and 25,761,084 shares issued	0.3	0.3
Additional paid-in capital	332.4	317.2
Retained earnings	539.4	490.3
Accumulated other comprehensive loss	(61.4)	(120.6)
Treasury stock, at cost, 6,757,247 and 5,480,230 shares	(236.7)	(198.5)
Total Koppers shareholders' equity	574.0	488.7
Noncontrolling interests	0.3	0.3
Total equity	574.3	489.0
Total liabilities and equity	$ 1,886.8	$ 1,890.2

The accompanying notes are an integral part of these consolidated financial statements.

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Cash provided by (used in) operating activities:			
Net income	$ 56.0	$ 48.6	$ 89.8
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	73.6	67.5	57.0
Depreciation in impairment and restructuring	19.7	4.4	0.0
Stock-based compensation	13.8	20.8	17.3
Change in derivative contracts	(34.2)	7.9	(0.9)
Non-cash interest expense	3.7	3.3	4.9
(Gain) loss on sale of assets	(1.4)	10.0	(2.0)
Insurance proceeds	(2.2)	(1.0)	(1.7)
Pension settlement	27.1	0.0	0.0
Deferred income taxes	11.3	2.8	5.7
Change in other liabilities	5.0	(2.6)	0.2
Cloud-based software implementation costs, net	(5.6)	0.0	0.0
Other - net	(2.9)	1.9	2.2
Changes in working capital:			
Accounts receivable	30.9	8.1	14.9
Inventories	10.4	(6.3)	(37.2)
Accounts payable	(57.2)	(19.4)	(0.4)
Accrued liabilities	(33.1)	(19.2)	(2.4)
Other working capital	7.6	(7.4)	(1.3)
Net cash provided by operating activities	122.5	119.4	146.1
Cash (used in) provided by investing activities:			
Capital expenditures	(55.0)	(77.4)	(120.5)
Acquisitions	(20.7)	(99.3)	0.0
Insurance proceeds	2.2	1.0	1.7
Sale of assets	5.2	2.4	2.8
Sale of business and divestitures	4.8	0.0	0.0
Other investing activities	(9.2)	0.0	0.0
Net cash used in investing activities	(72.7)	(173.3)	(116.0)
Cash provided by (used in) financing activities:			
Borrowings of credit facility	558.3	706.5	1,032.5
Repayments of credit facility	(566.1)	(712.1)	(896.4)
Borrowings of long-term debt	0.0	100.0	388.0
Repayments of long-term debt	(4.9)	(5.7)	(501.0)
Issuances of Common Stock	1.4	5.3	9.9
Repurchases of Common Stock	(38.2)	(50.8)	(20.1)
Payment of debt issuance costs	(2.6)	(1.6)	(5.3)
Dividends paid	(6.4)	(5.9)	(5.0)
Net cash (used in) provided by financing activities	(58.5)	35.7	2.6
Effect of exchange rate changes on cash	2.8	(4.4)	0.5
Net (decrease) increase in cash and cash equivalents	(5.9)	(22.6)	33.2
Cash and cash equivalents at beginning of period	43.9	66.5	33.3
Cash and cash equivalents at end of period	$ 38.0	$ 43.9	$ 66.5
Supplemental disclosure of non-cash investing and financing activities:			
Right-of-use assets obtained in exchange for new operating lease liabilities	$ 39.2	$ 23.9	$ 26.6
Accrued capital expenditures	1.7	2.2	5.6
Non-cash consideration for sale of assets and acquisition	0.6	2.7	0.0
Supplemental disclosure - Cash paid during the year for:			
Interest	$ 63.5	$ 78.5	$ 70.0
Income taxes	9.4	27.6	34.3

The accompanying notes are an integral part of these consolidated financial statements.

KOPPERS HOLDINGS INC.
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions, except per share amounts)			
Senior Convertible Preferred Stock			
Balance at beginning and end of year	$ 0.0	$ 0.0	$ 0.0
Common Stock			
Balance at beginning of year	0.3	0.3	0.2
Issuance of common stock	0.0	0.0	0.1
Balance at end of year	0.3	0.3	0.3
Additional paid-in capital			
Balance at beginning of year	317.2	291.1	263.9
Employee stock plans	13.8	20.8	17.3
Issuance of common stock	1.4	5.3	9.9
Balance at end of year	332.4	317.2	291.1
Retained earnings			
Balance at beginning of year	490.3	444.0	360.2
Net income attributable to Koppers	56.0	52.4	89.2
Common Stock dividends ($0.32, $0.28 and $0.24 per share)	(6.9)	(6.1)	(5.4)
Balance at end of year	539.4	490.3	444.0
Accumulated other comprehensive loss			
Currency translation adjustment:			
Balance at beginning of year	(79.2)	(48.9)	(55.9)
Change in currency translation adjustment	32.6	(30.3)	7.0
Balance at end of year	(46.6)	(79.2)	(48.9)
Cash flow hedges:			
Balance at beginning of year	(2.3)	(0.9)	1.8
Reclassification of cash flow hedges to expense, net of tax of $(0.7), $0.3 and $0.5	1.5	(0.9)	(1.5)
Cash flow hedges, net of tax of $(0.4), $0.2 and $0.3	0.9	(0.5)	(1.2)
Balance at end of year	0.1	(2.3)	(0.9)
Unrecognized pension prior service cost (benefit):			
Balance at beginning and end of year	(0.5)	(0.5)	(0.5)
Unrecognized pension net loss:			
Balance at beginning of year	(38.6)	(38.5)	(42.7)
Reclassification of unrecognized pension net loss to expense, net of tax of $(6.9), $1.4 and $0.4	20.8	4.1	1.2
Revaluation of unrecognized pension net gain (loss), net of tax of $(0.9), $(1.7) and $0.7	3.4	(4.2)	3.0
Balance at end of year	(14.4)	(38.6)	(38.5)
Total balance at end of year	(61.4)	(120.6)	(88.8)
Treasury stock			
Balance at beginning of year	(198.5)	(147.7)	(127.6)
Purchases	(38.2)	(50.8)	(20.1)
Balance at end of year	(236.7)	(198.5)	(147.7)
Total Koppers shareholders' equity – end of year	574.0	488.7	498.9
Noncontrolling interests			
Balance at beginning of year	0.3	4.1	3.6
Net income (loss) attributable to noncontrolling interests	0.0	(3.8)	0.6
Currency translation adjustment	0.0	0.0	(0.1)
Balance at end of year	0.3	0.3	4.1
Total equity – end of year	$ 574.3	$ 489.0	$ 503.0

The accompanying notes are an integral part of these consolidated financial statements.

KOPPERS HOLDINGS INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

Parent company of Koppers Inc. – In these financial statements, unless otherwise indicated or the context requires otherwise, when the terms Koppers, the Company, we, our or us, are used, they mean Koppers Holdings Inc. (Koppers Holdings) and its subsidiaries on a consolidated basis. The use of these terms is not intended to imply that Koppers Holdings and Koppers Inc. are not separate and distinct legal entities from each other and from their respective subsidiaries. Koppers Holdings has no direct operations and no significant assets other than the stock of Koppers Inc. It depends on the dividends from the earnings of Koppers Inc. and its subsidiaries to generate the funds necessary to meet its financial obligations. The terms of Koppers Inc.'s Credit Facility (as defined in Note 15 - Debt) prohibit Koppers Inc. from paying dividends and otherwise transferring assets except for certain limited dividends.

Business description – We are a global integrated provider of treated wood products, wood treatment chemicals and carbon compounds for use in a variety of markets including the railroad, specialty chemical, utility, residential lumber, agriculture, aluminum, steel, rubber and construction industries. Our business is operated through three business segments, Railroad and Utility Products and Services (RUPS), Performance Chemicals (PC) and Carbon Materials and Chemicals (CMC).

Our RUPS segment sells treated and untreated wood products, manufactured products and services primarily to the railroad industry and treated wood products to the utility industry. Railroad products and services include procuring and treating items such as crossties, switch ties and various types of lumber used for railroad bridges and crossings and the manufacture of rail joint bars. Utility products include transmission and distribution poles and pilings. The segment also operates a business related to the recovery of used crossties. We sold our railroad bridge services business during the third quarter of 2025. See Note 3 - Acquisitions and Restructuring.

Our PC segment develops, manufactures, and markets wood preservation chemicals and wood treatment technologies and services a diverse range of end-markets including infrastructure, residential and commercial construction and agriculture.

Our CMC segment is primarily a manufacturer of creosote, carbon pitch, naphthalene and carbon black feedstock. Creosote is used in the treatment of wood and carbon black feedstock is used in the production of carbon black. Carbon pitch is used in the production of aluminum and steel in electric arc furnaces. Naphthalene is used as a surfactant in the production of concrete. Our CMC segment ceased production of phthalic anhydride in the second quarter of 2025. See Note 3 – Acquisitions and Restructuring.

2. Summary of Significant Accounting Policies

Basis of presentation – The consolidated financial statements include our accounts and all majority-owned subsidiaries for which we are deemed to exercise control over its operations. All significant intercompany transactions have been eliminated in consolidation. Certain prior period amounts in the Notes to Consolidated Financial Statements have been reclassified to conform to the current period's presentation.

Use of estimates – Accounting principles generally accepted in the United States require management to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingencies on the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period. Estimates have been prepared on the basis of the most current and best available information and actual results could differ materially from these estimates.

Revenue recognition – Revenue is recognized upon the completion of performance obligations under our contracts with customers and when control of a good or service is transferred to the customer. Substantially all of our contracts with customers are ship and invoice arrangements where revenue is recognized when we complete our performance obligations and transfer control to the customer. We also have certain arrangements where revenue is recognized under the contract where control of the goods or services had been transferred to the customer prior to shipment. Revenue recognition generally occurs at the point of shipment; however in certain circumstances, as shipping terms dictate, we transfer control, and revenue is recognized at the point of destination. To determine the transaction price at the time when revenue is recognized, we evaluate whether the price is subject to adjustments, such as for warranties, discounts or volume rebates, to determine the net consideration to which we expect to be entitled. Payment terms are typically within 45 days. Shipping and handling costs are included as a component of cost of sales.

We recognize revenue related to the procurement of certain untreated railroad crossties upon delivery to our plant and acceptance by the customer. Service revenue, consisting primarily of wood treating services, is recognized at the time the service is provided and the performance obligation is satisfied. Payment on sales of untreated railroad crossties and wood treating services are generally due within 30 days of the invoice date.

Contract Balances – The timing of revenue recognition results in both billed accounts receivable and unbilled receivables, both classified as accounts receivable, net of allowance within the consolidated balance sheet. Contract assets of $1.8 million and $7.6 million are recorded within accounts receivable, net of allowance within the consolidated balance sheet as of December 31, 2025 and 2024, respectively.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and on deposit and investments with an original maturity of 90 days or less.

Accounts receivable – We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. In circumstances where we become aware of a specific customer's inability to meet its financial obligations to Koppers, a specific reserve for bad debts is recorded against amounts due. If the financial condition of our customers were to deteriorate, resulting in an inability to make payments, additional allowances may be required.

Inventories – In the United States, CMC and RUPS inventories are valued at the lower of cost, utilizing the last-in, first-out (LIFO) basis, or net realizable value. Utility and Industrial Products inventories are valued at the lower of cost, utilizing the moving average cost basis, or net realizable value. PC inventories and all other inventories outside of the United States are valued at the lower of cost, utilizing the first-in, first-out (FIFO) basis, or net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. LIFO inventories constituted approximately 51 percent and 57 percent of the FIFO inventory value at December 31, 2025 and 2024, respectively. In 2025, 2024 and 2023, we recorded inventory write-downs of $1.2 million, $0.1 million and $0.6 million, respectively, related to the lower of cost or net realizable value for our subsidiaries that value inventory on the FIFO basis.

Property, plant and equipment – Property, plant and equipment are recorded at purchased cost and include improvements that significantly increase capacities or extend useful lives of existing plant and equipment. Depreciation expense is calculated by applying the straight-line method over estimated useful lives. Estimated useful lives for buildings generally range from ten to 20 years and depreciable lives for machinery and equipment generally range from three to 15 years. Net gains and losses related to asset disposals are recognized in earnings in the period in which the disposal occurs. Routine repairs, replacements and maintenance are expensed as incurred.

We periodically evaluate whether current facts and circumstances indicate that the carrying value of depreciable long-lived assets may not be recoverable. If an asset, or logical grouping of assets, is determined to be impaired, the asset is written down to its fair value using discounted future cash flows and, if available, quoted market prices. Refer to Note 3 – Acquisitions and Restructuring for additional information.

Goodwill and other intangible assets – See Note 13 - Goodwill and Intangible Assets.

Deferred income taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in earnings in the period the new laws are enacted. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized. See Note 10 – Income Taxes.

Leases – Lease arrangements are determined whether or not to be a lease at inception. Right-of-use (ROU) assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments. ROU lease liabilities are recognized based on the present value of the future minimum lease payments over the term of the lease as of the start date and may include consideration of certain adjustments including non-lease components. ROU assets are determined based on the determined ROU lease liability and may include the consideration of certain adjustments including initial direct costs, prepaid lease payments, lease incentives received, and non-lease components. The option to extend or terminate a lease is included in the determination of the ROU asset and lease liability only when it is reasonably certain that we will exercise that option. See Note 16 – Leases.

Cloud-Based Software Implementation Costs – Costs incurred to implement cloud-based software arrangements are capitalized within other assets on the consolidated balance sheet. Once placed in-service, these costs are amortized using the straight-line method over the remaining term of the service contract, typically one to five years, to the same caption in the consolidated statement of operations as the related service contract.

	December 31,	
	2025	**2024**
(Dollars in millions)		
Capitalized cloud-based software implementation costs	$ 10.6	$ 3.8
Accumulated amortization	1.5	0.3
Net	$ 9.1	$ 3.5

Asset retirement obligations – Asset retirement obligations are initially recorded at present value and are capitalized as part of the cost of the related long-lived asset when sufficient information is available to estimate present value. The capitalized costs are subsequently charged to depreciation expense over the estimated useful life of the related long-lived asset. The present value of the obligation is determined by calculating the discounted value of expected future cash flows and accretion expense is recorded each month to ultimately increase this obligation to fair value.

We recognize asset retirement obligations for the removal and disposal of residues; dismantling of certain tanks required by governmental authorities; cleaning and dismantling costs for owned rail cars; cleaning costs for leased rail cars and barges; and site demolition, when required by governmental authorities or by contract.

The following table describes changes to our asset retirement obligation liabilities:

	December 31,	
	2025	2024
(Dollars in millions)		
Asset retirement obligation at beginning of year	$ 14.6	$ 15.2
Accretion expense	1.0	1.0
Revision in estimated cash flows	7.2	(1.2)
Cash expenditures	(2.2)	(0.4)
Currency translation	0.6	0.0
Balance at end of year	$ 21.2	$ 14.6

The revision in estimated cash flows during the year ended December 31, 2025 was due primarily to cost increases for the removal and disposal of residues and cleaning costs for railcars in addition to an acceleration of the expected timing of these costs.

Litigation and contingencies – Amounts associated with litigation and contingencies are accrued when management, after taking into consideration the facts and circumstances of each matter including any settlement offers, has determined that it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Legal costs for litigation are expensed as incurred with the exception of legal fees relating to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA), sites.

Environmental liabilities – We accrue for remediation costs and penalties when the responsibility to remediate is probable and the amount of related cost is reasonably estimable. If only a range of potential liability can be estimated and no amount within the range is more probable than another, the accrual is recorded at the low end of that range. Remediation liabilities are discounted if the amount and timing of the cash disbursements are readily determinable.

New Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. This ASU updates income tax disclosures by requiring annual disclosures of consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. We adopted this ASU retrospectively for all prior periods presented in the financial statements in the fourth quarter of 2025 and added the required disclosures in Note 10 – Income Taxes.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income (Topic 220): Expense Disaggregation Disclosures. This ASU requires the disaggregation of certain expenses into specific categories, such as purchases of inventory, employee compensation, depreciation and intangible asset amortization. Additionally, the amendments require disclosure of the total amount of selling expenses and an annual disclosure of the definition of selling expenses. ASU No. 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any and all prior periods presented in the financial statements. We are currently evaluating this ASU to determine its impact on our disclosures.

3. Acquisitions and Restructuring

Acquisitions

Greenhill – On December 22, 2025, we completed our acquisition of the assets of the untreated utility pole procurement, manufacturing and distribution business of Greenhill Reload, LLC (Greenhill) for approximately $20.7 million in cash, inclusive of the inventory value at closing. We financed the acquisition with cash and available borrowings under our Credit Facility (as defined in Note 15 – Debt). The acquired business is located in Oregon. We believe the acquisition, which is included in our RUPS segment, increases our presence in western markets and expands our ability to participate in the Douglas fir transmission pole market. Transaction costs, revenue and profit related to the acquisition were not material during the year ended December 31, 2025.

We accounted for the transaction as a business combination. The following table summarizes the preliminary purchase price and estimated fair value of assets acquired as of December 22, 2025. Certain information necessary to complete the purchase price allocation is not yet available, including, but not limited to, final appraisals of assets acquired. We expect to finalize the purchase price allocation once we have received all necessary information, at which time the value of the assets acquired will be revised, if necessary. Accordingly, the consolidated financial statements include a preliminary fair value determination based on assumptions and estimates that, while considered reasonable, are subject to changes, which may be material.

(Dollars in millions)		
Cash consideration	$	20.7
Inventories		5.7
Property, plant and equipment		0.6
Customer relationship intangible assets		2.7
Fair value of assets acquired		9.0
Goodwill	$	11.7

The customer relationship intangible assets have a useful life of 15 years and are amortized on a straight-line basis. Goodwill has been allocated to the Company's RUPS segment. The Company expects the goodwill recognized will be deductible for tax purposes. Recognized goodwill is attributable to the expected synergies and other intangible assets that do not qualify for separate recognition.

Brown Wood – On April 1, 2024, we completed our acquisition of substantially all of the assets of Brown Wood Preserving Company, Inc. and certain of its affiliates (Brown Wood) for approximately $100 million in cash, after post-closing working capital adjustments. We financed the acquisition with cash and available borrowings under our Credit Facility. Brown Wood is a utility pole treating business with principal operating locations in Alabama and Mississippi. The business we acquired, as well as the sales function, has been operationally integrated into our existing network of utility pole plants and distribution yards. We believe the acquisition, which is included in our RUPS segment, increased our presence in existing markets and offers an attractive entry point to new geographic markets for our utility pole business. Transaction costs, revenue and profit related to the acquisition were not material for the year ended December 31, 2024. We accounted for the transaction as a business combination.

Plant Closures and Restructuring – The following table summarizes restructuring activities:

	Year Ended December 31,					
		2025		2024		Cumulative Total
(Dollars in millions)						
Phthalic Anhydride Shutdown:						
Severance and employee benefits	$	0.9	$	0.1	$	1.0
Depreciation and asset disposal costs		18.7		7.9		26.6
Plant cleaning, waste disposal and demolition costs		13.4		0.0		13.4
Workforce reduction program		3.3		5.0		8.3
Consulting services		15.6		0.3		15.9
Other plant restructuring costs		0.0		3.6		3.6
Total impairment and restructuring	$	51.9	$	16.9	$	68.8

Phthalic Anhydride Shutdown – In December 2024, we made the decision to discontinue phthalic anhydride production at our facility in Stickney, Illinois. The decision was driven by significant near-term capital spending requirements that could not be economically justified by end-market projections and will substantially reduce annual emissions of certain regulated air contaminants. During the second quarter of 2025, we completed the shutdown of the phthalic anhydride plant. We expect this action to result in pre-tax charges to earnings of $50 million to $54 million through the end of 2026, approximately $28 million of which constitutes non-cash charges and approximately $22 million to $26 million of which constitutes cash expenditures. Estimates of the total cumulative pre-tax amount incurred and to be incurred for each major type of cost associated with the discontinuation plan are: (i) retention and severance costs of approximately $1 million, (ii) accelerated depreciation and asset write-down costs of approximately $28 million, and (iii) plant cleaning, waste disposal and demolition costs of approximately $21 million to $25 million.

Workforce Reduction Program – In November 2024, we committed to a workforce reduction program across select U.S. locations, which was intended to streamline operations and reduce costs. This workforce reduction program resulted in the reallocation of people and resources, included voluntary and involuntary reductions in employees and ended in the fourth quarter of 2025.

Consulting Services – We have incurred and will continue to incur consulting and other professional service fees starting with a comprehensive assessment of each of our businesses and functions which began in the fourth quarter of 2024 and was completed during the third quarter of 2025. We then started the multi-year company-wide transformative project to design and implement changes that we believe will enable us to reach our full potential and improve profitability, modernize business processes and pursue portfolio realignment, if necessary.

The following table includes details of plant closures and restructuring liabilities:

	Phthalic Anhydride Shutdown		Workforce Reduction Program	
(Dollars in millions)				
Liability at December 31, 2024	$	0.0	$	4.4
Accrual		13.5		1.2
Cash paid		(8.1)		(5.0)
Liability at December 31, 2025	$	5.4	$	0.6

KRS Sale – On August 29, 2025, we sold our railroad bridge services business, Koppers Railroad Structures Inc., which was previously included in our RUPS segment.

KCCC Liquidation – In July 2024, Koppers and Tangshan Iron & Steel Group Co. Ltd. (TISCO) signed an agreement to effectuate the ultimate liquidation of Koppers (China) Carbon & Chemical Company Limited (KCCC), which ceased operations in 2015. KCCC is owned 60 percent by a wholly owned subsidiary of Koppers and 40 percent by TISCO. As a result of the signed agreement in 2024, we recorded a loss on sale of $5.9 million, net of non-controlling interest. During the first quarter of 2025, TISCO assumed the remaining assets, including land, and liabilities of KCCC, which resulted in cash paid of approximately $7.6 million. The liquidation of KCCC was completed in February 2026.

In March 2023, we sold certain assets from KCCC and recorded a gain on sale of $1.8 million.

4. Common Stock and Senior Convertible Preferred Stock

There was no senior convertible preferred stock issued or outstanding for the periods presented. The following table presents the changes in common stock and treasury stock:

			December 31,
	2025	2024	2023
(Shares in thousands)			
Common Stock Issued:			
Balance at beginning of year	25,761	25,163	24,547
Issued for employee stock plans	452	598	616
Balance at end of year	26,213	25,761	25,163
Treasury Stock:			
Balance at beginning of year	(5,480)	(4,303)	(3,784)
Shares repurchased	(1,277)	(1,177)	(519)
Balance at end of year	(6,757)	(5,480)	(4,303)
Common Stock Outstanding	19,456	20,281	20,860

5. Derivative Financial Instruments

We utilize derivative instruments to manage exposures to risks that have been identified, measured and are capable of being mitigated. The primary risks that we manage by using derivative instruments are commodity price risk associated with copper, fuel oil, foreign currency exchange risk, principally the U.S. dollar and British pound sterling, and interest rate risk associated with variable rate borrowings. Generally, we enter into master netting arrangements with the counterparties and offset net derivative positions with the same counterparties. Currently, our agreements do not require cash collateral.

The Company recognizes all derivative instruments as either assets or liabilities at fair value on the balance sheet. The derivative instruments are classified as current or noncurrent based upon the expected timing of cash flows and are subject to offset under our master netting arrangements. A derivative instrument's fair value is determined using significant other observable inputs, a Level 2 fair value measurement.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative instruments representing hedge ineffectiveness are recognized in current earnings. In our consolidated statement of cash flows, settlements of derivative instruments are classified as operating activities.

Swap contracts on copper are used to manage the price risk associated with forecasted purchases of materials used in our manufacturing processes. Generally, we will not hedge cash flow exposures for durations longer than 36 months and we have hedged certain volumes of copper through the end of 2026. We designate certain of our commodity swaps as cash flow hedges of forecasted purchases of commodities. For those commodity swaps where hedge accounting is not elected, the unrealized gain or loss on the derivative is reported as cost of sales in the consolidated statement of operations.

We enter into heating oil swap contracts to manage price risk associated with fuel oil purchases for our plant operations and certain raw material requirements. Generally, we will not hedge cash flow exposures for durations longer than 36 months and we have hedged certain volumes of heating oil through the end of 2027. These swap contracts are not designated as hedges so the unrealized gain or loss on the derivative is reported as cost of sales in the consolidated statement of operations. As of December 31, 2025 and 2024, we had contracts totaling 3.8 million and 3.5 million gallons, respectively.

We enter into foreign currency forward contracts to manage foreign currency risk associated with our receivable and payable balances in addition to foreign-denominated sales. These forward contracts related to foreign currency are not designated as hedges so the unrealized gain or loss on the derivative is reported as cost of sales in the consolidated statement of operations.

We enter into interest rate swaps to effectively convert portions of our variable interest rate debt into fixed rate debt to add stability to interest expense and to manage our exposure to interest rate movements. We entered into interest rate swap agreements with an aggregate notional value of $400.0 million at a weighted average fixed Secured Overnight Financing Rate (SOFR) of 3.97 percent for a portion of our variable rate debt. All swap agreements expire in April 2027. The interest rate swaps have been designated as cash flow hedges on interest payments involving the receipt of variable amounts from a counterparty in exchange for us making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount.

See the consolidated statement of comprehensive income and consolidated statement of shareholders' equity for amounts recorded in other comprehensive income and for amounts reclassified from accumulated other comprehensive income into net income for each of the three years ended December 31, 2025.

The fair value of the outstanding derivative contracts recorded in the balance sheet are as follows:

	December 31, 2025				
(Dollars in millions)	**Copper Swap Contracts**	**Heating Oil Contracts**	**Foreign Currency Forward Contracts**	**Interest Rate Swap Contracts**	**Total**
Derivative contracts	$ 31.4	$ 0.0	$ 0.0	$ 0.1	$ 31.5
Accrued liabilities	0.0	(0.4)	0.0	(2.2)	(2.6)
Other long-term liabilities	0.0	0.0	0.0	(1.1)	(1.1)
Net asset (liability) on balance sheet	$ 31.4	$ (0.4)	$ 0.0	$ (3.2)	$ 27.8
Accumulated other comprehensive gain (loss), net of tax	$ 2.5	$ 0.0	$ 0.0	$ (2.4)	$ 0.1

(Dollars in millions)	December 31, 2024 Copper Swap Contracts	Heating Oil Contracts	Foreign Currency Forward Contracts	Interest Rate Swap Contracts	Total
Derivative contracts	$ 0.3	$ 0.0	$ 0.0	$ 1.2	$ 1.5
Other assets	0.0	0.0	0.0	1.0	1.0
Accrued liabilities	(7.6)	(0.5)	(0.9)	(0.5)	(9.5)
Other long-term liabilities	(1.6)	0.0	0.0	(1.3)	(2.9)
Net (liability) asset on balance sheet	$ (8.9)	$ (0.5)	$ (0.9)	$ 0.4	$ (9.9)
Accumulated other comprehensive loss, net of tax	$ (2.0)	$ 0.0	$ 0.0	$ (0.3)	$ (2.3)

We estimate that unrealized gains, net of tax, for commodity price hedging of $2.1 million and unrealized losses, net of tax, for interest rate swaps of $1.6 million, respectively, will be reclassified from accumulated other comprehensive income into earnings over the next twelve months.

During the third quarter of 2025, our quarterly effectiveness assessment identified that our hedging contracts had fallen outside the required effectiveness thresholds to continue cash flow hedge accounting. This was caused by the increased and cumulative volatility in the market prices for copper during the first half of 2025. Accordingly, we prospectively discontinued cash flow hedge accounting in the third quarter of 2025. At the time we discontinued cash flow hedge accounting, accumulated other comprehensive income contained a pre-tax gain of $5.8 million ($4.4 million net of taxes). This amount will be released to income as the underlying hedge contracts mature through December 2026. As a result of discontinuing cash flow hedge accounting, a net cumulative pre-tax unrealized gain of $15.0 million was recorded in earnings during the year ended December 31, 2025. Subsequent changes in the fair value of these copper swap contracts will continue to be recognized immediately in earnings until such swap contracts settle or mature.

The unrealized gain (loss) from our hedging contracts is as follows:

	Year Ended December 31,		
(Dollars in millions)	2025	2024	2023
Copper swap contracts	$ 19.1	$ (7.7)	$ 0.9
Heating oil contracts	0.1	(0.2)	0.0
Foreign currency forward contracts	0.3	(0.2)	0.0

Copper Swap Contracts

We had outstanding copper swap contracts of the following amounts:

	Units Outstanding (in Pounds)		Net Fair Value - Asset (Liability)	
	December 31,		December 31,	
(Amounts in millions)	2025	2024	2025	2024
Cash flow hedges	0.0	20.7	$ 0.0	$ (2.7)
Not designated as hedges	25.6	26.7	31.4	(6.2)
Total	25.6	47.4	$ 31.4	$ (8.9)

Foreign Currency Forward Contracts

The net currency units outstanding for contracts were:

	December 31,	
(In millions)	2025	2024
British Pound Sterling	GBP 0.3	GBP 0.5
United States Dollars	USD 9.2	USD 18.5

6. Fair Value Measurements

The following table presents the estimated fair values and the related carrying amounts of our financial instruments:

	December 31, 2025		December 31, 2024	
	Fair Value	Carrying Value	Fair Value	Carrying Value
(Dollars in millions)				
Assets - Investments and other assets	$ 1.3	$ 1.3	$ 1.4	$ 1.4
Liabilities - Debt (including current portion)	$ 933.6	$ 928.3	$ 949.1	$ 939.5

Investments and other assets – Represents the broker-quoted cash surrender value on universal life insurance policies. This asset is classified as Level 2 in the valuation hierarchy and is measured from values received from financial institutions.

Debt – The fair value of our long-term debt is estimated based on the market prices for the same or similar issuances or on the current rates offered to us for debt of the same remaining maturities (Level 2). The fair value of our Credit Facility approximates carrying value due to the variable rate nature of this instrument.

See Note 5 – Derivative Financial Instruments, for the fair value of our derivative financial instruments.

7. Earnings and Dividends per Common Share

The computation of basic earnings per common share for the periods presented is based upon the weighted average number of common shares outstanding during the periods. The computation of diluted earnings per common share under the treasury stock method includes the effect of non-vested nonqualified stock options and stock units assuming such options and stock units were outstanding common shares at the beginning of the period. The effect of antidilutive securities is excluded from the computation of diluted loss per common share, if any.

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions, except share amounts, in thousands, and per share amounts)			
Net income attributable to Koppers	$ 56.0	$ 52.4	$ 89.2
Weighted average common shares outstanding:			
Basic	19,855	20,659	20,835
Effect of dilutive securities	550	632	704
Diluted	20,405	21,291	21,539
Earnings per common share:			
Basic	$ 2.82	$ 2.54	$ 4.28
Diluted	2.74	2.46	4.14
Antidilutive securities excluded from computation of diluted earnings per common share	467	108	315

On February 11, 2026, the board of directors declared a quarterly dividend of $0.09 per common share, payable on March 23, 2026 to shareholders of record as of March 6, 2026.

8. Stock-based Compensation

We have outstanding stock-based compensation awards that were granted under the amended and restated 2005 Long-Term Incentive Plan (the 2005 LTIP), the 2018 Long-Term Incentive Plan (the 2018 LTIP) and the 2020 Long-Term Incentive Plan, as amended (the 2020 LTIP). The 2005 LTIP, the 2018 LTIP and the 2020 LTIP are collectively referred to as the LTIP. The LTIP provides for the grant to eligible persons of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance awards, dividend equivalents and other stock-based awards, which are collectively referred to as the awards.

Restricted Stock Units and Performance Stock Units

Under the LTIP, the board of directors grants restricted stock units and performance stock units to certain employee participants (collectively, the stock units). Compensation expense for non-vested stock units is recorded over the vesting period based on the fair value at the date of grant. The fair value of restricted stock units is the market price of the underlying common stock on the date of grant. The fair value of performance stock units is determined using the market price of the underlying common stock on the date of grant for units with a performance condition and a Monte Carlo valuation model for units with a market condition.

For grants to most employees prior to 2023 and after 2024, the restricted stock units vest in four equal annual installments. In 2023 and 2024, most grants of restricted stock units vest in three years. Restricted stock units that have one-year vesting periods are also issued under the LTIP to members of the board of directors in connection with annual director compensation and, from time to time, are issued to employees with vesting periods of typically two years or less.

Performance stock units have vesting based upon either a performance condition or a market condition. Performance stock units granted with a performance condition have a cumulative three-year performance objective based on adjusted EBITDA (see Note 9 – Segment Information). For performance stock units granted with a market condition, which applies to all performance stock unit grants made prior to 2023, the applicable objective is based on our total shareholder return relative to the Standard & Poor's SmallCap 600 Materials Index and has multi-year performance objectives.

Both types of performance stock units have a three-year period for vesting. The number of performance stock units granted represents the target award, and participants have the ability to earn between zero and 200 percent of the target award based upon actual performance. If minimum performance criteria are not achieved, no performance stock units will vest. We have the discretion to settle the award in cash rather than shares, although we currently expect that all awards will be settled by the issuance of shares.

We calculated the fair value of the performance stock unit awards with a market condition on the date of the grant using assumptions listed below:

	January 2025	January 2024	January 2023
Grant date price per share of stock performance award	$ 31.72	$ 46.68	$ 29.01
Expected volatility	38.02%	38.14%	66.30%
Risk-free interest rate	4.32%	4.14%	4.11%
Look-back period in years	3.00	3.00	3.00
Fair value cap per share	$ 65.00	N/A	N/A
Grant date fair value per share	$ 34.54	$ 59.41	$ 39.51

Dividends declared, if any, on our common stock during the period prior to vesting of the stock units are credited at equivalent value as additional stock units and become payable as additional common shares upon vesting. In the event of termination of employment, other than retirement, death or disability, any non-vested stock units are forfeited, including additional stock units credited from dividends. In the event of termination of employment due to retirement, death or disability, pro-rata vesting of the stock units over the service period will result for awards prior to 2024. Starting in 2024, if certain conditions are met, continued vesting will result. There are special vesting provisions for the stock units related to a change in control.

The following table shows a summary of the performance stock units as of December 31, 2025:

Performance Period	Minimum Shares	Target Shares	Maximum Shares
Market Condition Units:			
2023 – 2025	119,519	119,519	119,519
2024 – 2026	0	38,500	77,000
2025 – 2027	0	224,439	448,878
Performance Condition Units:			
2023 – 2025	210,405	210,405	210,405
2024 – 2026	0	122,864	245,728
2025 – 2027	0	112,859	225,718

The minimum, target and maximum shares above reflect the impact from completed performance periods. Performance stock units with a market condition granted in January 2023 for the 2023 - 2025 performance period vested in January 2026 at 150.0 percent of the original target share amount plus dividend equivalent units. Performance stock units with a performance condition granted in January 2023 for the 2023 – 2025 performance period vested in January 2026 at 116.1 percent of the original target share amount plus dividend equivalent units.

The above awards include 137,226 target shares for performance stock units with a market condition and 31,167 restricted stock units that were issued in lieu of a portion of the cash incentive award that could be earned during 2025 for certain participants. These stock units vest over a three-year period. Combined with other changes to the cash incentive award program, including the change in which certain participants had a portion of their annual award converted into a three-year stock unit award to promote retention, we expect to save approximately $5 million in expenses for 2025 with such amount being recognized over the subsequent two years.

The following table shows a summary of the status and activity of non-vested stock awards:

	Restricted Stock Units	Performance Stock Units	Total Stock Units	Weighted Average Grant Date Fair Value per Unit
Non-vested at December 31, 2024	432,040	624,388	1,056,428	$ 39.16
Granted	347,990	335,563	683,553	$ 32.26
Credited from dividends	5,169	8,360	13,529	$ 36.09
Performance share adjustment	0	(62,241)	(62,241)	$ 41.99
Vested	(242,618)	(159,087)	(401,705)	$ 39.57
Forfeited	(12,344)	(12,752)	(25,096)	$ 34.57
Non-vested at December 31, 2025	530,237	734,231	1,264,468	$ 35.22

Stock Options

Stock options to most executive officers vest and become exercisable in four equal annual installments. The stock options have a term of ten years. In the event of termination of employment, other than retirement, death or disability, any non-vested options are forfeited. In the event of termination of employment due to retirement, death or disability, pro-rata vesting of the options over the service period will result. There are special vesting provisions for the stock options related to a change in control. No stock options were granted subsequent to 2022. Compensation expense for non-vested stock options is recorded over the vesting period based on the fair value at the date of grant.

The following table shows a summary of the status and activity of stock options:

	Options	Weighted Average Exercise Price per Option	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at December 31, 2024	531,532	$ 28.49		
Exercised	(16,599)	$ 17.91		
Expired	(7,803)	$ 42.75		
Outstanding at December 31, 2025	507,130	$ 28.62	3.45	$ 1.4
Exercisable at December 31, 2025	484,091	$ 28.45	3.33	$ 1.4

Stock Compensation Expense

The following table presents total stock-based compensation expense recognized under our LTIP and employee stock purchase plan in the consolidated statement of operations:

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Selling, general and administrative expenses	$ 13.8	$ 20.8	$ 17.3
Less related income tax benefit	4.3	6.2	4.8
Decrease in net income attributable to Koppers	$ 9.5	$ 14.6	$ 12.5
Intrinsic value of exercised stock options	$ 0.2	$ 4.5	$ 6.4
Cash received from the exercise of stock options	$ 0.2	$ 3.9	$ 8.8

As of December 31, 2025, total future compensation expense related to non-vested stock-based compensation arrangements totaled $14.5 million and the weighted-average period over which this expense is expected to be recognized is approximately 24.9 months.

9. Segment Information

See Note 1 - Description of Business for a discussion of our three reportable segments. Our reportable segments contain multiple aggregated business units since management believes the long-term financial performance of these business units is affected by similar economic conditions. The reportable segments are each managed separately because they manufacture and distribute distinct products with different production processes.

Our measure of segment profitability is adjusted income before interest expense, income taxes, depreciation, amortization and certain non-cash and/or non-recurring items that do not contribute directly to management's evaluation of our operating results (as defined by us, adjusted EBITDA). These non-cash and/or non-recurring items typically include LIFO inventory effects, impairment, restructuring and plant closure costs, significant gains or losses on sale of assets, mark-to-market commodity hedging, acquisition-related charges, amortization of cloud-based software implementation costs and other unusual items.

The Chief Operating Decision Maker (CODM) is Koppers' Chief Executive Officer, Leroy M. Ball. This presentation is consistent with how our CODM evaluates the results of operations and makes strategic decisions about the business. The segments regularly provide the reported measures below to the CODM for historical, current and forecasted periods. Together, this allows the CODM to assess segment performance and decide how to allocate resources between segments.

In addition, adjusted EBITDA is the primary measure used to determine the level of achievement of management's short-term incentive goals and related payout, as well as one of the measures used to determine performance and related payouts for certain performance share units granted to management. For these reasons, we believe that adjusted EBITDA represents the most relevant measure of segment profit and loss.

Adjusted EBITDA is reconciled to net income on a consolidated basis, the most directly comparable financial measure determined and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment transactions are eliminated in consolidation.

Segment Revenues for Significant Product Lines

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Railroad and Utility Products and Services:			
Railroad treated products	$ 551.5	$ 564.3	$ 540.9
Utility poles	304.6	289.4	266.1
Railroad infrastructure products and services	70.7	89.0	90.9
Total Railroad and Utility Products and Services	$ 926.8	$ 942.7	$ 897.9
Performance Chemicals:			
Wood preservative and other products	$ 543.8	$ 651.6	$ 671.6
Carbon Materials and Chemicals:			
Pitch and related products	$ 299.6	$ 294.8	$ 394.4
Phthalic anhydride, naphthalene and other chemicals	51.6	122.8	112.0
Carbon black feedstock and distillates	57.5	80.2	78.3
Total Carbon Materials and Chemicals	$ 408.7	$ 497.8	$ 584.7
Total	$ 1,879.3	$ 2,092.1	$ 2,154.2

Segment Expenses

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Cost of sales:			
Railroad and Utility Products and Services	$ 749.6	$ 800.1	$ 753.9
Performance Chemicals	356.2	454.8	485.0
Carbon Materials and Chemicals	325.7	414.6	490.8
Total	$ 1,431.5	$ 1,669.5	$ 1,729.7
Selling, general and administrative expenses:			
Railroad and Utility Products and Services	$ 65.2	$ 75.4	$ 62.9
Performance Chemicals	60.2	65.2	65.7
Carbon Materials and Chemicals	29.5	38.7	45.5
Total	$ 154.9	$ 179.3	$ 174.1
Other expense (income) to reconcile to Adjusted EBITDA[1]:			
Railroad and Utility Products and Services	$ 3.9	$ (15.1)	$ (2.9)
Performance Chemicals	24.7	(11.1)	(2.2)
Carbon Materials and Chemicals	7.6	7.9	(0.9)
Total	$ 36.2	$ (18.3)	$ (6.0)
Adjusted EBITDA:			
Railroad and Utility Products and Services	$ 108.1	$ 82.3	$ 84.0
Performance Chemicals	102.7	142.7	123.1
Carbon Materials and Chemicals	45.9	36.6	49.3
Total	$ 256.7	$ 261.6	$ 256.4

(1) Other expense (income) amounts primarily relate to miscellaneous (income) expense and the adjustments to reconcile to adjusted EBITDA such as acquisition-related charges, mark-to-market commodity hedging and LIFO inventory effects.

Segment Adjusted EBITDA

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Adjusted EBITDA:			
Railroad and Utility Products and Services	$ 108.1	$ 82.3	$ 84.0
Performance Chemicals	102.7	142.7	123.1
Carbon Materials and Chemicals	45.9	36.6	49.3
Items excluded from the determination of segment profit:			
LIFO benefit (expense)[1]	11.0	(6.1)	(6.0)
Impairment, restructuring and plant closure costs[2]	(51.9)	(17.3)	(0.1)
Gain (loss) on sale of assets	0.4	(10.7)	1.8
Mark-to-market commodity hedging gains (losses)	34.2	(7.9)	0.5
Acquisition inventory step-up amortization	0.0	(2.3)	0.0
Amortization of cloud-based software implementation costs	(1.2)	(0.3)	0.0
Pension settlement and expense	(28.3)	(4.0)	0.0
Interest expense	(66.1)	(76.2)	(71.0)
Depreciation and amortization	(73.6)	(67.5)	(57.0)
Income tax expense	(25.2)	(20.7)	(34.8)
Net income	$ 56.0	$ 48.6	$ 89.8

(1) The LIFO expense adjustment removes the entire impact of LIFO and effectively reflects the results as if we were on a FIFO inventory basis.

(2) See Note 3 - Acquisitions and Restructuring.

Other Segment Disclosures

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Intersegment revenues:			
Performance Chemicals	$ 31.3	$ 31.7	$ 28.9
Carbon Materials and Chemicals	90.7	93.7	87.4
Total	$ 122.0	$ 125.4	$ 116.3
Depreciation and amortization expense:			
Railroad and Utility Products and Services	$ 33.5	$ 32.1	$ 24.6
Performance Chemicals	16.1	15.1	13.9
Carbon Materials and Chemicals	24.0	20.3	18.5
Total	$ 73.6	$ 67.5	$ 57.0
Capital expenditures:			
Railroad and Utility Products and Services	$ 19.2	$ 32.1	$ 49.8
Performance Chemicals	15.2	15.2	15.1
Carbon Materials and Chemicals	18.9	27.5	50.7
Corporate	1.7	2.6	4.9
Total	$ 55.0	$ 77.4	$ 120.5

Segment Assets

	December 31,	
	2025	2024
(Dollars in millions)		
Segment assets:		
Railroad and Utility Products and Services	$ 827.5	$ 839.2
Performance Chemicals	536.6	499.7
Carbon Materials and Chemicals	486.7	506.3
Corporate	36.0	45.0
Total	$ 1,886.8	$ 1,890.2
Goodwill:		
Railroad and Utility Products and Services	$ 156.4	$ 145.6
Performance Chemicals	173.0	171.5
Total	$ 329.4	$ 317.1

Revenues and Long-lived Assets by Geographic Area

(Dollars in millions)	2025	2024	2023
United States			
Revenue	$ 1,280.9	$ 1,475.6	$ 1,468.1
Long-lived assets	1,016.7	1,021.2	942.3
Australasia			
Revenue	249.0	247.0	265.0
Long-lived assets	77.8	76.3	75.6
Europe			
Revenue	171.5	181.6	213.3
Long-lived assets	100.8	88.8	91.0
Other countries			
Revenue	177.9	187.9	207.8
Long-lived assets	15.8	14.9	17.2
Total			
Revenue	$ 1,879.3	$ 2,092.1	$ 2,154.2
Long-lived assets	$ 1,211.1	$ 1,201.2	$ 1,126.1
Revenue from non-US countries	$ 598.4	$ 616.5	$ 686.1

Revenues by geographic area in the above table are attributed by the destination country of the sale.

10. Income Taxes

Income Tax Provision

Components of our income tax provision are as follows:

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Income before income taxes:			
US	$ 22.0	$ 21.2	$ 47.8
Foreign	59.2	48.1	76.8
Total income before income taxes	$ 81.2	$ 69.3	$ 124.6
Current:			
US Federal	$ 1.1	$ 1.9	$ 7.3
US State and Local	0.2	0.6	1.7
Foreign	12.6	15.4	20.1
Total current tax provision	$ 13.9	$ 17.9	$ 29.1
Deferred:			
US Federal	$ 5.5	$ 1.8	$ 3.1
US State and Local	2.0	0.2	0.6
Foreign	3.8	0.8	2.0
Total deferred tax provision	$ 11.3	$ 2.8	$ 5.7
Total income tax provision:			
US Federal	$ 6.6	$ 3.7	$ 10.4
US State and Local	2.2	0.8	2.3
Foreign	16.4	16.2	22.1
Total income tax provision	$ 25.2	$ 20.7	$ 34.8

Components of our cash paid for income taxes are as follows:

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Domestic:			
US Federal	$ (4.6)	$ 7.9	$ 3.2
US State and Local	0.8	1.3	1.4
Total domestic	$ (3.8)	$ 9.2	$ 4.6
Foreign:			
Australia	$ 9.3	$ 9.7	$ 15.9
Netherlands[(1)]	0.0	2.2	8.0
Canada[(1)]	1.6	1.9	0.0
Brazil	0.8	1.9	2.4
Chile[(1)]	0.9	0.0	0.0
Other	0.6	2.7	3.4
Total foreign	$ 13.2	$ 18.4	$ 29.7
Total cash paid for income taxes	$ 9.4	$ 27.6	$ 34.3

(1) The amount of income taxes paid during certain years does not meet the five percent disaggregation threshold; therefore, the amount is not disclosed.

The provision for income taxes is reconciled with the federal statutory income tax rate as follows:

	Year Ended December 31,					
	2025		2024		2023	
	Amount	Percent	Amount	Percent	Amount	Percent
(Dollars in millions)						
Domestic federal income tax	$ 17.1	21.0%	$ 14.6	21.0%	$ 26.2	21.0%
Tax credits	(0.6)	(0.7)	(0.6)	(0.9)	(0.2)	(0.2)
Nontaxable and nondeductible items:						
Section 162(m) adjustment	1.1	1.4	1.6	2.3	1.6	1.3
Excess tax benefits on stock-based payments	0.3	0.4	(1.1)	(1.6)	(0.6)	(0.5)
Other	0.4	0.5	0.6	0.9	0.6	0.5
Cross-border tax laws						
Global intangible low-taxed income	1.2	1.5	(0.1)	(0.2)	(1.4)	(1.1)
Other	0.0	0.0	(0.2)	(0.3)	(0.2)	(0.2)
Other	(0.4)	(0.5)	(0.1)	(0.1)	0.6	0.5
State and local, net of federal	1.7	2.1	0.7	1.0	1.7	1.4
Foreign tax effects						
Australia statutory income tax rate difference	2.7	3.3	2.6	3.8	4.5	3.6
Australia other	0.2	0.2	0.0	0.0	(0.1)	(0.1)
Netherlands fiscal unity	0.2	0.2	0.8	1.2	0.2	0.2
China change in valuation allowance	0.0	0.0	2.6	3.8	0.0	0.0
China other	0.0	0.0	(0.4)	(0.6)	(0.1)	(0.1)
New Zealand deferred tax liability adjustment	0.0	0.0	(1.0)	(1.4)	0.0	0.0
New Zealand other	0.0	0.0	(0.2)	(0.3)	0.0	0.0
Other foreign jurisdictions	1.3	1.6	1.6	2.3	1.7	1.4
Change in unrecognized tax benefits	0.0	0.0	(0.7)	(1.0)	0.3	0.2
Annual effective income tax	$ 25.2	31.0%	$ 20.7	29.9%	$ 34.8	27.9%

In 2025, state and local income taxes in Georgia, Illinois, Kentucky, North Carolina, Virginia and Texas comprise the majority of the domestic state and local income taxes, net of federal effect. In 2024, state and local income taxes in South Carolina and Texas comprise the majority of the domestic state and local income taxes, net of federal effect. In 2023, state and local income taxes in Georgia, Pennsylvania, South Carolina and Texas comprise the majority of the domestic state and local income taxes, net of federal effect.

On July 4, 2025, H.R. 1, the U.S. budget reconciliation bill, was signed into law. We have analyzed the various components of the bill and incorporated the effects into our US tax provision. We have determined that the financial statement impact of the budget reconciliation bill is not material and the effect on our effective income tax rate is not material. The primary impact of the budget reconciliation bill is an increase of our current year interest expense deduction under Section 163(j).

Effective January 1, 2024, certain jurisdictions in which we operate have enacted legislation that is consistent with one or more Organization for Economic Co-operation and Development Global Anti-Base Erosion Model Rules (commonly referred to as "Pillar Two"). These Pillar Two rules include minimum domestic top up taxes, income inclusion rules and undertaxed profit rules all aimed to ensure that multinationals pay a minimum effective corporate tax rate of 15 percent in each jurisdiction in which they operate. We have analyzed our tax profile by jurisdiction and have determined that we are not subject to top up taxes in 2025.

Taxes Excluded from Net Income Attributable to Koppers

The amount of deferred income tax benefit (expense) included in comprehensive income but excluded from net income attributable to Koppers relates primarily to adjustments to copper and interest rate swap contracts of $(1.1) million, $0.5 million and $0.8 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The amount of deferred income tax benefit (expense) included in comprehensive income but excluded from net income attributable to Koppers relates to adjustments to reflect the unfunded status of employee post-retirement benefit plans of $(7.8) million, $(0.3) million and $1.1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of differences between the carrying amounts of assets and liabilities for financial reporting purposes and for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows:

	Year Ended December 31,	
	2025	2024
(Dollars in millions)		
Deferred tax assets:		
Federal and state tax loss carryforwards, expiring in 2026 to 2045	$ 27.7	$ 20.8
Interest disallowance	14.3	15.4
Tax credits	12.1	17.3
Foreign tax loss carryforwards	11.3	8.1
Reserves, including insurance and environmental	9.3	11.8
Inventory	8.0	8.6
Asset retirement obligations	6.7	4.8
Accrued employee compensation	5.7	8.2
Pension and other post-retirement benefits obligations	3.6	3.9
Other	10.1	11.3
Valuation allowance	(42.0)	(46.6)
Total deferred tax assets	66.8	63.6
Deferred tax liabilities:		
Tax over book depreciation and amortization	97.0	83.1
Gain (loss) on derivative contracts	6.5	(2.0)
Total deferred tax liabilities	103.5	81.1
Net deferred tax liabilities	$ (36.7)	$ (17.5)

As a result of the Tax Cuts and Jobs Act of 2017 (the Tax Act) and the one-time mandatory transition tax, all previously unremitted earnings for which a U.S. deferred tax liability had not been accrued have now been subject to U.S. tax. As of December 31, 2025, there was approximately $591 million of such unremitted earnings. Substantially all unremitted earnings will remain indefinitely invested in our foreign subsidiaries for the foreseeable future unless we can remit any earnings as a dividend in a tax-free manner. In the event any earnings are remitted as a dividend with a tax cost due to currency gains or losses, state taxes, or foreign withholding taxes, we estimate that we will not incur significant additional taxes on those potential remittances.

Management evaluated the ability to realize the deferred tax assets that are related to our domestic and international operations. In assessing the need for a valuation allowance, management considered all positive and negative evidence related to the realization of our net deferred tax assets. We believe that we will be in a taxable income position in the foreseeable future and we will have sufficient taxable income to utilize deferred tax assets that do not have a valuation allowance related to our domestic and international operations.

A valuation allowance is necessary when it is more likely than not that a deferred tax asset will not be realized. Certain deferred tax assets reflected above are not expected to be realized, and a valuation allowance has been provided for them.

Valuation allowances are recorded to offset the following deferred tax assets:

	December 31,	
	2025	2024
(Dollars in millions)		
State temporary differences, net operating losses and tax credits	$ 20.4	$ 20.4
Federal foreign tax credits	10.8	15.8
Foreign temporary differences, net operating losses and capital losses	10.8	10.4
Total valuation allowances	$ 42.0	$ 46.6

Unrecognized Tax Benefits

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	December 31,		
	2025	2024	2023
(Dollars in millions)			
Balance at beginning of year	$ 1.0	$ 1.5	$ 1.4
Additions based on tax provisions related to the current year	0.3	0.2	0.3
Reductions resulting from a lapse in the statute of limitations	(0.2)	(0.7)	(0.2)
Balance at end of year	$ 1.1	$ 1.0	$ 1.5

As of December 31, 2025 and 2024, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate, was approximately $1.1 million and $1.0 million, respectively. We do not anticipate significant increases or decreases to the amount of unrecognized tax benefits within the next twelve months.

We recognize interest expense and any related penalties from unrecognized tax benefits in income tax expense. For the year ended December 31, 2025, we recognized less than $0.1 million in interest and penalties. As of December 31, 2025 and 2024, we had accrued interest and penalties of approximately $0.2 million for each year.

Koppers Holdings and its subsidiaries file income tax returns in the U.S. federal jurisdiction, individual U.S. state jurisdictions and non-U.S. jurisdictions. With few exceptions, we are no longer subject to U.S. federal, U.S. state, or non-U.S. income tax examinations by tax authorities for years before 2020.

11. Inventories

	December 31,	
	2025	2024
(Dollars in millions)		
Raw materials	$ 351.6	$ 353.5
Work in process	17.3	14.0
Finished goods	147.0	152.8
Total	515.9	520.3
Less revaluation to LIFO	104.7	115.7
Inventories, net	$ 411.2	$ 404.6

12. Property, Plant and Equipment

	December 31,	
	2025	2024
(Dollars in millions)		
Land	$ 16.3	$ 17.3
Buildings	122.6	112.5
Machinery and equipment	977.4	1,025.4
Total	1,116.3	1,155.2
Less accumulated depreciation	465.4	494.4
Property, plant and equipment, net	$ 650.9	$ 660.8

Depreciation expense for the years ended December 31, 2025, 2024 and 2023 amounted to $57.6 million, $51.7 million and $42.5 million, respectively. In addition, we recognized accelerated depreciation expense of $19.7 million and $4.4 million in restructuring charges in the consolidated statement of operations for the years ended December 31, 2025 and 2024, respectively. See Note 3 – Acquisitions and Restructuring.

Impairments – We did not incur impairment charges in 2025, 2024 and 2023.

13. Goodwill and Intangible Assets

Goodwill and other purchased intangible assets are included in the identifiable assets of the business segment to which they have been assigned. Goodwill is assessed for impairment annually, using a quantitative goodwill impairment test, or more frequently if a change in circumstances or the occurrence of significant events indicate the carrying value may not be recoverable. In making this assessment, management may first consider qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Examples of qualitative factors include macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, entity-specific events, events affecting reporting units, and sustained changes in our stock price.

If results of the qualitative assessment indicate a more likely than not determination or if a qualitative assessment is not performed, a quantitative test is performed utilizing a combination of an income approach, using a discounted cash flow methodology, and a market approach, by comparing the estimated fair value of each reporting unit with its net book value. The discounted cash flow calculations are dependent on several key assumptions including the timing of future forecasted cash flows, forecasted revenue growth rates, forecasted EBITDA margin and the discount rate. The market approach uses the guideline company method, which involves calculating valuation multiples based on financial data from comparable publicly traded companies. Multiples derived from these companies provide an indication of how much a knowledgeable investor in the marketplace would be willing to pay for a company. These multiples are then applied to the financial data for our reporting units to arrive at an indication of value. To determine the reasonableness of the calculated fair values of our reporting units, we review the assumptions described to ensure neither the market approach nor the income approach yields significantly different valuations. We selected these valuation approaches because we believe the combination of these approaches, along with our best judgment regarding underlying assumptions and estimates, provides us with the best estimate of fair value of our reporting units.

We perform an assessment of goodwill at the reporting unit level. We have three reporting units for purposes of goodwill evaluation. These units consist of our PC operating segment, our Railroad Products and Services reporting unit and our Utility Products reporting unit. Railroad Products and Services and Utility Products are one level below our RUPS operating segment. The Railroad Products and Services reporting unit primarily serves the rail industry in North America, and the Utility Products reporting unit serves the utility industries in the United States and Australia. For each of the three years ended December 31, 2025, we determined that the estimated fair values exceeded the carrying values of all the reporting units, and accordingly, goodwill was not impaired.

The change in the carrying amount of goodwill attributable to each reporting unit was as follows:

	Performance Chemicals	Railroad Products and Services	Utility Products	Total
(Dollars in millions)				
Balance at December 31, 2023	$ 173.8	$ 41.0	$ 79.6	$ 294.4
Acquisitions	0.0	0.0	25.3	25.3
Currency translation	(2.3)	(0.1)	(0.2)	(2.6)
Balance at December 31, 2024	$ 171.5	$ 40.9	$ 104.7	$ 317.1
Acquisitions	0.0	0.0	11.7	11.7
Divestitures	0.0	(1.2)	0.0	(1.2)
Currency translation	1.5	0.0	0.3	1.8
Balance at December 31, 2025	**$ 173.0**	**$ 39.7**	**$ 116.7**	**$ 329.4**

Intangible assets, other than goodwill, are recorded at fair value and amortized on a straight-line basis over their estimated useful lives. We annually evaluate the remaining useful life of the intangible asset being amortized to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of an intangible asset's remaining useful life is changed, the remaining carrying amount of the intangible asset will be amortized prospectively over that revised remaining useful life. Intangible assets are also subject to testing for recoverability whenever events or changes indicate that its carrying value may not be recoverable.

Our intangible assets are summarized below:

					December 31,			
					2025			2024
	Estimated life in years	Weighted average remaining life in years	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
(Dollars in millions)								
Customer contracts	9 to 18	8.5	$ 246.0	$ 142.3	$ 103.7	$ 255.0	$ 138.6	$ 116.4
Technology	4 to 12	0.6	26.3	26.2	0.1	26.3	26.1	0.2
Trademarks	4 to 18	8.2	9.9	7.0	2.9	9.2	6.8	2.4
Supply contracts	10	0	2.5	2.5	0.0	2.2	2.2	0.0
Non-compete agreements	12	0	1.6	1.6	0.0	1.6	1.6	0.0
Total		8.3	$ 286.3	$ 179.6	$ 106.7	$ 294.3	$ 175.3	$ 119.0

In 2025, the gross carrying value of intangible assets decreased by a net $8.0 million, due primarily to the KRS divestiture, partly offset by the Greenhill acquisition, both described in Note 3 and foreign exchange translation. Total amortization expense related to these intangible assets was $16.0 million, $15.8 million and $14.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. Estimated amortization expense for the next five years is summarized below:

	Estimated annual amortization
(Dollars in millions)	
2026	$ 14.6
2027	14.3
2028	13.5
2029	13.3
2030	13.2

14. Pensions and Post-Retirement Benefit Plans

We maintain a number of defined benefit and defined contribution plans to provide retirement benefits for employees in the United States, as well as employees outside the United States. These plans are maintained and contributions are made in accordance with the Employee Retirement Income Security Act of 1974 (ERISA), local statutory law or as determined by the board of directors. The defined benefit pension plans generally provide benefits based upon years of service and compensation. Pension plans are funded except for three domestic non-qualified defined benefit pension plans for certain key executives.

In the United States, all qualified and two of the non-qualified defined benefit pension plans for salaried and hourly employees have been closed to new participants and have been frozen. Accordingly, these pension plans no longer accrue additional years of service or recognize future increases in compensation for benefit purposes.

The defined contribution plans generally provide retirement assets to employee participants based upon employer and employee contributions to the participant's individual investment account. We also provide retiree medical insurance coverage to certain U.S. employees and a life insurance benefit to most U.S. employees. For salaried employees, the retiree medical and retiree insurance plans have been closed to new participants. Expense related to defined contribution plans totaled $8.8 million, $9.4 million and $9.7 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The following table provides the components of net periodic pension costs:

	Year Ended December 31,					
	Pension Benefits			Other Benefits		
	2025	2024	2023	2025	2024	2023
(Dollars in millions)						
Service cost	$ 1.9	$ 1.9	$ 1.6	$ 0.0	$ 0.0	$ 0.0
Interest cost	3.0	7.7	8.2	0.3	0.3	0.3
Expected return on plan assets	(2.2)	(6.0)	(7.0)	0.0	0.0	0.0
Amortization of net loss (gain)	1.1	2.0	2.2	(0.4)	(0.4)	(0.6)
Settlement	27.1	4.0	0.0	0.0	0.0	0.0
Net periodic benefit cost	$ 30.9	$ 9.6	$ 5.0	$ (0.1)	$ (0.1)	$ (0.3)

The following table presents the change in the funded status of the pension and post-retirement plans:

	Year Ended December 31,			
	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
(Dollars in millions)				
Change in benefit obligation:				
Benefit obligation at beginning of year	$ 135.6	$ 154.3	$ 5.7	$ 6.2
Service cost	1.9	1.9	0.0	0.0
Interest cost	3.0	7.7	0.3	0.3
Actuarial (gains) losses	(5.4)	(5.1)	0.7	(0.1)
Settlement	(84.5)	(12.0)	0.0	0.0
Expenses paid	(0.9)	0.0	0.0	0.0
Currency translation	2.2	(0.5)	0.0	0.0
Benefits paid	(5.7)	(10.7)	(1.1)	(0.7)
Benefit obligation at end of year	46.2	135.6	5.6	5.7
Change in plan assets:				
Fair value of plan assets at beginning of year	108.4	128.1	0.0	0.0
Actual return on plan assets	1.8	(5.1)	0.0	0.0
Employer contribution	15.1	8.7	1.1	0.7
Settlement	(84.5)	(12.0)	0.0	0.0
Currency translation	2.2	(0.6)	0.0	0.0
Benefits paid	(5.7)	(10.7)	(1.1)	(0.7)
Fair value of plan assets at end of year	37.3	108.4	0.0	0.0
Funded status of the plan	$ (8.9)	$ (27.2)	$ (5.6)	$ (5.7)

In 2025, the net actuarial gain of $5.4 million is due principally to the impact from the pension settlement. The actual return on plan assets was positive in 2025 primarily due to revaluation increases of $1.7 million in the bulk annuity insurance policies related to our defined benefit pension plans in the United States and the United Kingdom. As of December 31, 2025, the fair value of the bulk annuity insurance policies of $34.5 million is based on the calculated pension benefit obligation and is classified as Level 3 within the fair value hierarchy. As the calculated pension benefit obligation increased due to a decrease in the discount rate, there was a commensurate increase in the value of the bulk annuity insurance policy.

During 2024, we initiated a plan to terminate our United States qualified pension plan. As a first step, we offered a lump-sum buyout to active and deferred vested participants and approximately 275 participants received lump-sum payments. This reduced the pension liability by $12.0 million and resulted in the recognition of a pension settlement loss of $4.0 million, before tax, in the fourth quarter of 2024. In 2025, we completed the irrevocable transfer of $84.5 million of pension liabilities and an equal amount of pension assets to an insurance company. In order to achieve this transfer, additional cash funding of approximately $12 million was required. In 2025, we recorded a settlement loss of approximately $27.1 million, before tax.

In connection with the planned termination of our defined benefit pension plan in the United Kingdom, in 2021, we entered into a buy-in bulk annuity insurance policy in exchange for a premium payment of $67.8 million, which is subject to adjustment as a result of subsequent data cleansing activities. This pension plan has a benefit obligation of $30.0 million and plan assets of $29.4 million as of December 31, 2025. Under the terms of this buy-in insurance policy, the insurer is liable to pay the benefits of the plan, but the plan still retains full legal responsibility to pay the benefits to members using the insurance payments. The buy-in policy will be treated as a plan asset going forward until such time as the buy-in policy is converted to a buy-out policy, which is when individual insurance policies will be assigned to each member of the plan and the plan will no longer have legal responsibility to pay the benefits to the members. The data cleansing effort has been substantially completed and we expect to recognize a pre-tax pension settlement loss of approximately $20 million upon the pension obligation becoming irrevocably settled, the timing of which is uncertain. The timing of the conversion to a buy-out policy and related recognition of the estimated pension settlement loss has been impacted by a ruling from the High Court of Justice in the United Kingdom in the case of *Virgin Media Limited v NTL Pension Trustees II Limited and Others* (the "Virgin Media Case") related to certain amendments to UK pension plans. The UK government has introduced legislation to address industry wide issued resulting from the Virgin Media Case. Such legislation, if adopted, will enable us to proceed with the conversion to a buy-out policy.

Plan Data

(Dollars in millions)	Year Ended December 31, Pension Benefits 2025	2024
Current liabilities (included in accrued liabilities on the balance sheet)	$ 0.9	$ 17.9
Pension plans with projected benefit obligations in excess of plan assets:		
Benefit obligation	$ 38.8	$ 133.8
Fair value of plan assets	29.4	106.2
Pension plans with accumulated benefit obligations in excess of plan assets:		
Accumulated benefit obligation	$ 38.7	$ 133.5
Fair value of plan assets	29.4	106.2

The measurement date for all pension and post-retirement assets and obligations is December 31 for each respective year. The accumulated benefit obligation for all defined benefit pension plans as of December 31, 2025 and 2024 was $46.0 million and $135.3 million, respectively.

Expected Contributions for the 2026 Fiscal Year

Our expected contributions for 2026 are estimated to be $0.9 million for pension plans and $0.6 million for other benefit plans.

Projected Benefit Payments

Benefit payments for pension benefits, which are primarily funded by the pension plan assets, and other benefits, which are funded by general corporate assets, are expected to be paid as follows:

(Dollars in millions)	Pension Benefits	Other Benefits
2026	$ 3.2	$ 0.4
2027	3.2	0.4
2028	3.6	0.5
2029	3.3	0.5
2030	3.4	0.5
Next five years	19.8	2.2

Weighted-Average Assumptions

	December 31,			
	Pension Benefits		Other Benefits	
	2025	2024	2025	2024
Discount rate	5.47%	5.51%	5.43%	5.77%
Expected return on plan assets	5.33	4.92		
Rate of compensation increase	3.00	3.00		
Initial medical trend rate			6.90	7.10

Basis for the Selection of the Long-Term Rate of Return on Assets

The long-term rate of return on assets assumption was determined by using the plan’s asset allocation as described in the plan’s investment policy and modeling a distribution of compound average returns over a time horizon. The model uses asset class return, variance, and correlation assumptions to produce the expected return. The return assumptions used forward-looking gross returns influenced by the current bond yields, corporate bond spreads and equity risk premiums based on current market conditions.

In general, the long-term rate of return is the sum of the portion of total assets in each asset class multiplied by the expected return for that class, adjusted for expected expenses to be paid from the assets. To develop the expected long-term rate of return on assets assumption, we considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.

Investment Strategy

The weighted average asset allocation for our pension plans by asset category is as follows:

	December 31,	
	2025	2024
Debt securities	4%	69%
Equity securities	2	1
Other	94	30
Total	100%	100%

Our investment strategy for our pension plans is to maintain an adequate level of diversification, to reduce interest rate and market risk and to provide adequate liquidity to meet immediate and future benefit payment requirements.

As previously discussed, we entered into a buy-in bulk annuity insurance policy with respect to our defined benefit plan in the United Kingdom in anticipation of irrevocably transferring this pension liability to a third party insurance company.

All assets are invested in pooled or commingled investment vehicles with the exception of the insurance annuity contracts. Our interest in these investment vehicles is expressed as a unit of account with a value per unit that is the result of the accumulated values of the underlying investments. Equity securities held within these investment vehicles are typically priced on a daily basis using the closing market price from the exchange through which the security is traded. Debt securities held within these investment vehicles are typically priced on a daily basis by independent pricing services. Certain investments are valued using the net asset value (NAV) practical expedient and have not been categorized in the fair value hierarchy but are included to reconcile the fair value hierarchy to the total fair value of plan assets.

As of December 31, 2025, we had three categories of pension plan assets within the fair value hierarchy: $2.5 million measured at NAV, $34.5 million held in insurance annuity contracts (Level 3 - significant unobservable inputs) and $0.3 million held in cash and cash equivalents (Level 2 - significant observable inputs).

As of December 31, 2024, we had three categories of pension plan assets within the fair value hierarchy: $76.4 million measured at NAV, $28.3 million held in an insurance annuity contract (Level 3 - significant unobservable inputs) and $3.7 million held in cash and cash equivalents (Level 2 - significant observable inputs).

Incentive Plan

We have short-term management incentive plans that pay cash bonuses if certain company performance goals are met. Expenses incurred for these plans were $6.6 million in 2025, $13.7 million in 2024 and $17.4 million in 2023.

15. Debt

	Weighted Average Interest Rate	Maturity	December 31, 2025	December 31, 2024
(Dollars in millions)				
Credit Facility	5.65%	2030	$ 448.0	$ 455.8
Term Loan B	6.22%	2030	480.3	483.7
Total debt			928.3	939.5
Less current maturities of long-term debt			4.9	4.9
Less unamortized debt issuance costs			9.1	8.7
Long-term debt			$ 914.3	$ 925.9

Unamortized debt issuance costs presented above are included as a deduction from the carrying amount of long-term debt.

Credit Facility

We have a credit agreement (the Credit Facility) with a consortium of banks. The Credit Facility provides for an $800.0 million revolving credit facility, a $50.0 million swingline facility and provides for the ability to incur one or more uncommitted incremental revolving or term loan facilities in an aggregate amount of at least $730.0 million, subject to applicable financial covenants. The interest rate on the Credit Facility is variable and may be based on the SOFR, which is the applicable benchmark for current borrowings, or an alternative benchmark depending on the borrowing type.

In June 2025, we amended the Credit Facility to, among other things, (a) extend the maturity date of the Credit Facility to January 9, 2030 at the earliest; (b) modify the total net leverage ratio financial covenant by making the test 4.75:1 throughout the life of the Credit Facility; and (c) modify the interest rate margins applicable to the Credit Facility by removing the 10 basis point credit spread adjustment and increasing the total net leverage ratio test used to determine the applicable interest rate margin.

Borrowings under the Credit Facility are secured by a first priority lien on substantially all of the assets (excluding real property and other customary assets) of Koppers Inc., Koppers Holdings Inc. and our material domestic subsidiaries. The Credit Facility contains certain covenants that may limit Koppers Inc. and its restricted subsidiaries from taking certain actions. These limitations include, among others, restrictions on additional indebtedness, liens, dividends, investments, acquisitions, certain distributions, asset sales, transactions with affiliates and modifications to material documents, including organizational documents. In addition, such covenants may give rise to events of default upon the failure by Koppers Inc. and its restricted subsidiaries to meet certain financial ratios.

As of December 31, 2025, we had $344.8 million of unused revolving credit availability for working capital purposes after restrictions from certain letter of credit commitments and other covenants. As of December 31, 2025, $7.2 million of commitments were utilized by outstanding letters of credit. For the three years ended December 31, 2025, we incurred commitment fees between 20 and 22 basis points on the undrawn portion of our credit facility to maintain credit availability.

Term Loan B

In April 2023, we issued a class of senior secured term loans under the Credit Facility (the Term Loan B) which was upsized in April 2024, resulting in $488.0 million of aggregate net proceeds, before debt financing costs. The interest rate on the Term Loan B is variable and is based on, at our option, adjusted Term SOFR Rate or adjusted Daily Simple SOFR. The interest rate margins applicable to adjusted Term SOFR Rate or adjusted Daily Simple SOFR loans are 2.50 percent with a floor of 0.50 percent. The principal balance of the Term Loan B is repayable in quarterly installments on the last business day of each quarterly period in an amount equal to 0.25 percent of the principal amount, with the balance due at maturity on April 10, 2030.

Interest Rate Swaps

See Note 5 – Derivative Financial Instruments for discussion of the interest rate swap agreements, which effectively convert the variable rate to a fixed rate for a portion of our variable rate debt.

Debt Maturities

At December 31, 2025, the aggregate debt maturities for the next five years are as follows:

(Dollars in millions)		
2026	$	4.9
2027		4.9
2028		4.9
2029		4.9
2030		916.7
Total principal debt		936.3
Less unamortized discount		8.0
Total debt	$	928.3

16. Leases

We recognize lease obligations and associated right-of-use assets for existing non-cancelable leases. We have non-cancelable operating leases primarily associated with railcars, office and manufacturing facilities, storage tanks, ships, production equipment and vehicles. Many of our leases include both lease (e.g., fixed rent) and non-lease components (e.g., maintenance and services). For certain significant asset classes such as railcars, storage tanks, ships and vehicles, we have separated the lease and non-lease components based on the estimated stand-alone price for each component. For the remaining asset classes, we have elected to account for these components as a single lease component. In addition, we exclude leases expiring within twelve months from balance sheet recognition.

Many of our leases include one or more options to renew. We evaluate renewal options at the lease commencement date and regularly thereafter to determine if we are reasonably certain to exercise the option, in which case we include the renewal period in our lease term. As most of our leases do not provide an implicit rate, we use our incremental borrowing rate based on information available to determine the present value of the lease payments.

Lease expense for operating leases is recognized on a straight-line basis over the lease term. Variable lease expense is recognized in the period in which the obligation for those payments is incurred.

The following table presents operating lease costs, variable lease costs and supplemental cash flow information:

	Year Ended December 31,		
	2025	2024	2023
(Dollars in millions)			
Operating lease costs	$ 35.6	$ 31.2	$ 28.7
Variable lease costs	3.3	3.7	4.0
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash outflow from operating leases	$ 35.3	$ 31.0	$ 39.5

The following table presents information about the amount and timing of cash flows arising from our operating leases as of December 31, 2025:

(Dollars in millions)	
2026	$ 32.9
2027	28.9
2028	20.3
2029	12.5
2030	7.0
Thereafter	24.4
Total lease payments	126.0
Less interest	22.7
Present value of lease liabilities	$ 103.3

Supplemental information related to leases is as follows:

	December 31,	
	2025	2024
Weighted average remaining lease term, in years	5.7	4.2
Weighted average discount rate	6.7%	6.8%

17. Commitments and Contingent Liabilities

We are involved in litigation and various proceedings relating to environmental laws and regulations, product liability and other matters. Certain of these matters are discussed below. The ultimate resolution of these contingencies is subject to significant uncertainty and should we fail to prevail in any of these legal matters or should several of these legal matters be resolved against us in the same reporting period, these legal matters could, individually or in the aggregate, be material to the consolidated financial statements.

Environmental and Other Litigation Matters

We are subject to federal, state, local and foreign laws and regulations and potential liabilities relating to the protection of the environment and human health and safety including, among other things, the cleanup of contaminated sites, the treatment, storage and disposal of wastes, the discharge of effluent into waterways, the emission of substances into the air and various health and safety matters. We expect to incur substantial costs for ongoing compliance with such laws and regulations. We may also face governmental or third-party claims, or otherwise incur costs, relating to cleanup of, or for injuries resulting from, contamination at sites associated with past and present operations. We accrue for environmental liabilities when a determination can be made that a liability is probable and reasonably estimable.

Environmental and Other Liabilities Retained or Assumed by Others. We have agreements with former owners of certain of our operating locations under which the former owners retained, assumed and/or agreed to indemnify us against certain environmental and other liabilities. The most significant of these agreements was entered into at Koppers Inc.'s formation on December 29, 1988 (the Acquisition). Under the related asset purchase agreement between Koppers Inc. and Beazer East, subject to certain limitations, Beazer East retained the responsibility for and agreed to indemnify Koppers Inc. against certain liabilities, damages, losses and costs, including, with certain limited exceptions, liabilities under and costs to comply with environmental laws to the extent attributable to acts or omissions occurring prior to the Acquisition and liabilities related to products sold by Beazer East prior to the Acquisition (the Indemnity). Beazer Limited, the parent company of Beazer East, unconditionally guaranteed Beazer East's performance of the Indemnity pursuant to a guarantee.

The Indemnity provides different mechanisms, subject to certain limitations, by which Beazer East is obligated to indemnify Koppers Inc. with regard to certain environmental, product and other liabilities and imposes certain conditions on Koppers Inc. before receiving such indemnification, including, in some cases, certain limitations regarding the time period as to which claims for indemnification can be brought. In July 2004, Koppers Inc. and Beazer East agreed to amend the environmental indemnification provisions of the December 29, 1988 asset purchase agreement to extend the indemnification period for pre-closing environmental liabilities, subject to the following paragraph, and agreed to share toxic tort litigation defense arising from any sites acquired from Beazer East.

Qualified expenditures under the Indemnity are not subject to a monetary limit. Qualified expenditures under the Indemnity include (i) environmental cleanup liabilities required by third parties, such as investigation, remediation and closure costs, relating to pre-December 29, 1988 (Pre-Closing) acts or omissions of Beazer East or its predecessors; (ii) environmental claims by third parties for personal injuries, property damages and natural resources damages relating to Pre-Closing acts or omissions of Beazer East or its predecessors; (iii) punitive damages for the acts or omissions of Beazer East and its predecessors without regard to the date of the alleged conduct and (iv) product liability claims for products sold by Beazer East or its predecessors without regard to the date of the alleged conduct. The indemnification period ended July 14, 2019 (the Claim Deadline), and Beazer East may now tender certain third-party claims described in sections (i) and (ii) above to Koppers Inc. However, to the extent the third-party claims described in sections (i) and (ii) above were tendered to Beazer East by the Claim Deadline, Beazer East will continue to be required to pay the costs arising from such claims under the Indemnity. Furthermore, the Claim Deadline did not change the provisions of the Indemnity with respect to indemnification for non-environmental claims, such as product liability claims, which claims may continue to be tendered by Koppers Inc. to Beazer East.

The Indemnity provides for the resolution of issues between Koppers Inc. and Beazer East by an arbitrator on an expedited basis upon the request of either party. The arbitrator could be asked, among other things, to make a determination regarding the allocation of environmental responsibilities between Koppers Inc. and Beazer East. Arbitration decisions under the Indemnity are final and binding on the parties.

Contamination has been identified at most manufacturing and other sites of our subsidiaries. One site currently owned and operated by Koppers Inc. in the United States is listed on the National Priorities List promulgated under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (CERCLA). Currently, at the properties acquired from Beazer East, which includes the National Priorities List site and all but one of which are permitted under the Resource Conservation and Recovery Act (RCRA), a significant portion of all investigative, cleanup and closure activities are being conducted and paid for by Beazer East pursuant to the terms of the Indemnity. In addition, other of Koppers Inc.'s sites are or have been operated under RCRA and various other environmental permits, and remedial and closure activities are being conducted at some of these sites.

To date, the parties that retained, assumed and/or agreed to indemnify us against the liabilities referred to above, including Beazer East, have performed their obligations in all material respects. Periodically, issues have arisen between Koppers Inc. and Beazer East and/or other indemnitors that have been resolved without arbitration. Koppers Inc. and Beazer East engage in discussions from time to time that involve, among other things, the allocation of environmental costs related to certain operating and closed facilities.

If for any reason (including disputed coverage or financial incapability) one or more of such parties fail to perform their obligations and we are held liable for or otherwise required to pay all or part of such liabilities without reimbursement, the imposition of such liabilities on us could have a material adverse effect on our business, financial condition, cash flows and results of operations. Furthermore, we could be required to record a contingent liability on our balance sheet with respect to such matters, which could result in a negative impact to our business, financial condition, cash flows and results of operations.

Domestic Environmental Matters. Koppers Inc. has been named as one of the potentially responsible parties (PRPs) at the Portland Harbor CERCLA site located on the Willamette River in Oregon. Koppers Inc. operated a coal tar pitch terminal near the site. Koppers Inc. has responded to a US Environmental Protection Agency (the EPA) information request and has executed a PRP agreement which outlines a private process to develop an allocation of past and future costs among more than 80 parties to the site. Koppers Inc. believes it is a *de minimis* contributor at the site.

The EPA issued its Record of Decision (ROD) in January 2017 for the Portland Harbor CERCLA site. The selected remedy includes a combination of sediment removal, capping, enhanced and monitored natural recovery and riverbank improvements. The ROD does not determine who is responsible for remediation costs. At that time, the net present value and undiscounted costs of the selected remedy as estimated in the ROD were approximately $1.1 billion and $1.7 billion, respectively. These costs will likely increase given the remedy has not and will not be implemented for several years. Responsibility for implementing and funding that work will be decided in the separate private allocation process which is ongoing. In November 2024, Koppers Inc. received a Special Notice Letter (SNL) from the EPA. The SNL was formally issued to approximately 60 parties and initiates negotiations between PRPs and the EPA for implementation of the ROD. In May 2025, Koppers Inc. submitted a response to the SNL to the EPA.

Additionally, Koppers Inc. is involved in two separate matters involving natural resource damages at the Portland Harbor site. One matter involves claims by the trustees to recover damages based upon an assessment of damages to natural resources caused by the releases of hazardous substances to the Willamette River. The assessment serves as the foundation to estimate liabilities for settlements of natural resource damages claims or litigation to recover from those who do not settle with the trustee groups. Koppers Inc. has agreed to resolve its natural resource damage liabilities for the assessment area pursuant to a consent decree lodged with the United States District Court for the District of Oregon in November 2023. The consent decree was approved by the District Court in October 2025, and one party has appealed that decision to the United States Court of Appeals for the Ninth Circuit. A second matter involves a lawsuit filed in January 2017 by the Yakama Nation in the United States District Court for the District of Oregon. Yakama Nation seeks recovery for response costs and the costs of assessing injury to natural resources to waterways beyond the current assessment area. Following the most recent court rulings, the Yakama Nation case has been stayed pending completion of the private allocation process for the Portland Harbor CERCLA site.

In September 2009, Koppers Inc. received a general notice letter from the EPA notifying it that it may be a PRP at the Newark Bay CERCLA site. Koppers Inc. operated a wood treating facility near the site in Newark, New Jersey. In January 2010, Koppers Inc. submitted a response to the general notice letter asserting that Koppers Inc. is a *de minimis* party at this site.

We have accrued the estimated costs of participating in the PRP groups at the Portland Harbor and Newark Bay CERCLA sites and estimated *de minimis* contributor settlement amounts at the sites totaling $3.9 million as of December 31, 2025. The actual cost could be materially higher as there has not been a determination of how those costs will be allocated among the PRPs at the sites. Accordingly, an unfavorable resolution of these matters may have a material adverse effect on our business, financial condition, cash flows and results of operations.

There are two plant sites related to the PC business and one plant site related to the Utility and Industrial Products business in our RUPS segment in the United States where we have recorded environmental remediation liabilities for soil and groundwater contamination which occurred prior to our acquisition of the businesses. As of December 31, 2025, our estimated environmental remediation liability for these acquired sites totals $3.6 million.

In June 2024, Koppers Inc. received a letter stating that the Illinois Attorney General's Office (IL AGO) received an enforcement referral from the Illinois Environmental Protection Agency relating to certain alleged air emissions violations at our Stickney, IL facility. We are cooperating with IL AGO in connection with this matter.

We have not provided a reserve for the Stickney, IL enforcement matter because, at this time, we cannot reasonably determine the probability of a loss, and the amount of loss, if any, cannot be reasonably estimated. The timing of a resolution to this matter cannot be reasonably determined. Although Koppers Inc. is vigorously defending this matter, an unfavorable resolution of this matter may have a material adverse effect on our business, financial condition, cash flows and results of operations.

Foreign Environmental Matters. There is one plant site related to the PC business located in Australia where we have recorded an environmental remediation liability for soil and groundwater contamination which occurred prior to the acquisition of the business. As of December 31, 2025, our estimated environmental remediation liability for the acquired site totals $1.2 million.

Environmental Reserves Rollforward. The following table reflects changes in the accrual for environmental remediation. As of December 31, 2025 and 2024, $1.8 million and $2.3 million, respectively, were classified as current liabilities.

	December 31,	
	2025	2024
(Dollars in millions)		
Balance at beginning of year	$ 10.3	$ 10.6
Expense	0.5	0.3
Cash expenditures	(0.4)	(0.4)
Revision of reserves	(0.3)	0.0
Currency translation	0.1	(0.2)
Balance at end of year	$ 10.2	$ 10.3

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

The Company's management, with the participation of the Chief Executive Officer and Interim Chief Financial Officer and utilizing the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control – Integrated Framework (2013), has evaluated the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Interim Chief Financial Officer have concluded that these controls and procedures were effective as of the end of the period covered by this report.

(b) Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during our most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

See Management Report on page 38 for management's annual report on internal control over financial reporting. See Report of Independent Registered Public Accounting Firm on page 39 for KPMG LLP's attestation report on internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

During the three months ended December 31, 2025, none of our directors or executive officers adopted or terminated any Rule 10b5-1 trading arrangement or any non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-X).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 401 of Regulation S-K with respect to directors is contained in our definitive Proxy Statement for our 2026 Annual Meeting of Shareholders (the Proxy Statement) which we will file with the Securities and Exchange Commission, pursuant to Regulation 14A, not later than 120 days after the end of our fiscal year under the caption Proxy Item 1 – Proposal for Election of Directors and is incorporated herein by reference.

The information required by this item concerning our executive officers is incorporated by reference herein from Part I of this report under Information About Our Executive Officers.

The information required by Item 405 of Regulation S-K, if disclosure is required thereunder, is included in the Proxy Statement under the caption General Matters – Delinquent Section 16(a) Reports and is incorporated herein by reference.

The information required by Item 407(d)(4) and Item 407(d)(5) of Regulation S-K is included in the Proxy Statement under the caption Proxy Item 1 – Proposal for Election of Directors – Board Meetings and Committees and is incorporated herein by reference.

The information required by Item 408(b) of Regulation S-K is included in the Proxy Statement under the caption Executive and Director Compensation and is incorporated herein by reference.

The audit committee and our board have approved and adopted a Code of Conduct for all directors, officers and employees and a Code of Ethics Applicable to Senior Officers, copies of which are available on our website at www.koppers.com and upon written request by our shareholders at no cost. Requests should be sent to Koppers Holdings Inc., Attention: Corporate Secretary's Office, 436 Seventh Avenue, Suite 1550, Pittsburgh, Pennsylvania 15219. We will describe the date and nature of any amendment to our Code of Conduct or Code of Ethics Applicable to Senior Officers or any waiver (implicit or explicit) from a provision of our Code of Conduct or Code of Ethics Applicable to Senior Officers within four business days following the date of the amendment or waiver on our Internet website at www.koppers.com. We do not intend to incorporate the contents of our website into this report.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is contained in the Proxy Statement under the captions Executive and Director Compensation and Corporate Governance Matters – Committee Reports to Shareholders – Management Development and Compensation Committee Report and is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by Item 12 is contained in the Proxy Statement under the caption Common Stock Ownership and is incorporated herein by reference.

The following table provides information as of December 31, 2025, regarding the number of shares of our common stock that may be issued under our LTIP and employee stock purchase plan:

Plan Category:	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights(2)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)(3)
Equity compensation plans approved by security holders	1,771,598	$28.62	1,177,972
Equity compensation plans not approved by security holders	0	0.00	0
Total	1,771,598	$28.62	1,177,972

(1) Includes shares of our common stock that may be issued pursuant to outstanding options, time-based restricted stock units (RSUs) and performance-based RSUs awarded under our LTIP.

(2) Does not reflect time-based RSUs and performance-based RSUs included in the first column, which do not have an exercise price.

(3) There were no outstanding purchase rights under the employee stock purchase plan as of December 31, 2025. A total of 74,841 shares were available for issuance under the employee stock purchase plan as of December 31, 2025.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is contained in the Proxy Statement under the captions Transactions with Related Persons and Corporate Governance Matters – Director Independence and is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Name: KPMG LLP

Auditor Location: Pittsburgh, Pennsylvania (US Firm)

Auditor Firm ID: PCAOB ID 185

All other information required by Item 14 is contained in the Proxy Statement under the caption Auditors and is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) 1. Financial Statements

Financial statements filed as part of this report are included in Item 8 – Financial Statements and Supplementary Data as listed on the index on page 37.

(a) 2. Financial Statement Schedules

Schedule II – Valuation and Qualifying Accounts and Reserves is included on page 79. All other schedules are omitted, because they are not applicable or the required information is contained in the applicable financial statements or notes thereto.

(a) 3. Exhibits

EXHIBIT INDEX

Exhibit No.	Exhibit	Incorporation by Reference
3.1	Amended and Restated Articles of Incorporation of the Company, as amended on August 3, 2023	Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2023 (Commission File No. 001-32737).
3.2	Third Amended and Restated Bylaws of the Company, as amended on May 2, 2024	Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q filed on May 3, 2024 (Commission File No. 001-32737).

Exhibit No.	Exhibit	Incorporation by Reference
4.1	Description of Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934	Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).
10.1	Asset Purchase Agreement by and between Koppers Inc. and Koppers Company, Inc., dated as of December 28, 1988	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994. (P)
10.2	Asset Purchase Agreement Guarantee provided by Beazer PLC, dated as of December 28, 1988	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994. (P)
10.3*	Koppers Industries, Inc. Non-contributory Long Term Disability Plan for Salaried Employees	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in connection with the offering of the 8 1 / 2 % Senior Notes due 2004. (P)
10.4*	Koppers Industries, Inc. Survivor Benefit Plan	Respective exhibits to the Koppers Inc. Prospectus filed on February 7, 1994 pursuant to Rule 424(b) of the Securities Act of 1933, as amended, in connection with the offering of the 8 1 / 2 % Senior Notes due 2004. (P)
10.5	Amendment and Restatement to Article VII of the Asset Purchase Agreement by and between Koppers Inc. and Beazer East, Inc., dated July 15, 2004	Exhibit 10.33 to the Koppers Inc. Quarterly Report on Form 10-Q filed on August 6, 2004 (Commission File No. 001-12716).
10.6	Agreement and Plan of Merger dated as of November 18, 2004, by and among Koppers Inc., Merger Sub for KI Inc. and Koppers Holdings Inc. (f/k/a KI Holdings Inc.)	Exhibit 10.34 to the Company's Registration Statement on Form S-4 filed on February 14, 2005 (Registration No. 333-122810).
10.7*	Koppers Holdings Inc. 2005 Long Term Incentive Plan, as Amended and Restated effective March 24, 2016	Appendix A to the Company's Definitive Proxy Statement for its 2016 Annual Meeting of Shareholders filed on April 5, 2016 (Commission File No. 001-32737).
10.8*	Koppers Holdings Inc. Benefit Restoration Plan	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2007 (Commission File No. 001-32737).
10.9*	Amendment to Koppers Holdings Inc. Benefit Restoration Plan effective as of January 1, 2009	Exhibit 10.57 to the Company's Annual Report on Form 10-K for the year ended December 31, 2008 filed on February 20, 2009 (Commission File No. 001-32737).
10.10*	Notice of Grant of Stock Option	Exhibit 10.64 to the Company's Annual Report on Form 10-K for the year ended December 31, 2012 filed on February 25, 2013 (Commission File No. 001-32737).
10.11*	Koppers Annual Incentive Plan, as amended January 25, 2016	Exhibit 10.97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2015 filed on February 29, 2016 (Commission File No. 001-32737).
10.12*	Notice of Grant of Stock Option	Exhibit 10.100 to the Company's Annual Report on Form 10-K for the year ended December 31, 2014 filed on March 2, 2015 (Commission File No. 001-32737).
10.13*	Koppers Holdings Inc. 2018 Long Term Incentive Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 3, 2018 (Commission File No. 001-32737).
10.14*	Form of Notice of Grant of Stock Option	Exhibit 10.123 to the Company's Quarterly Report on Form 10-Q filed on August 9, 2018 (Commission File No. 001-32737).
10.15*	Form of Notice of Grant of Stock Option	Exhibit 10.40 to the Company's Annual Report on Form 10-K for the year ended December 31, 2019 filed on February 27, 2020 (Commission File No. 001-32737).
10.16*	Koppers Holdings Inc. 2020 Long Term Incentive Plan	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 7, 2020 (Commission File No. 001-32737).

Exhibit No.	Exhibit	Incorporation by Reference
10.17*	Form of Notice of Grant of Stock Option	Exhibit 10.42 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021 (Commission File No. 001-32737).
10.18*	Amendment to the Koppers Holdings Inc. Benefit Restoration Plan	Exhibit 10.44 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 filed on February 24, 2021 (Commission File No. 001-32737).
10.19*	First Amendment to the Koppers Holdings Inc. 2020 Long Term Incentive Plan	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 7, 2021 (Commission File No. 001-32737).
10.20*	Amended and Restated Koppers Holdings Inc. Employee Stock Purchase Plan	Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 7, 2021 (Commission File No. 001-32737).
10.21*	Form of Change in Control Agreement entered into as of March 1, 2021 between Koppers Holdings Inc. and the named Executive	Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on May 7, 2021 (Commission File No. 001-32737).
10.22*	Koppers Holdings Inc. Director Deferred Compensation Plan	Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed on August 6, 2021 (Commission File No. 001-32737).
10.23*	Form of Notice of Grant of Stock Option	Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021 filed on February 23, 2022 (Commission File No. 001-32737).
10.24	Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C Issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on June 21, 2022 (Commission File No. 001-32737).
10.25*	Koppers Holdings Inc. Director Deferred Compensation Plan, as amended and restated effective August 3, 2022	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 4, 2022 (Commission File No. 001-32737).
10.26	Amendment No. 1, dated as of April 10, 2023, to the Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 11, 2023 (Commission File No. 001-32737).
10.27*	Amendment to the Koppers Holdings Inc. Benefit Restoration Plan, effective as of May 1, 2023	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2023 (Commission File No. 001-32737).
10.28*	Form of Restricted Stock Unit Issuance Agreement Non-Employee Director - Time Vesting	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 3, 2023 (Commission File No. 001-32737).

Exhibit No.	Exhibit	Incorporation by Reference
10.29	Amendment No. 2, dated as of October 11, 2023, to the Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on October 12, 2023 (Commission File No. 001-32737).
10.30*	Form of Restricted Stock Unit Issuance Agreement - Time Vesting	Exhibit 10.43 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 (Commission File No. 001-32737).
10.31*	Form of Restricted Stock Unit Issuance Agreement - EBITDA Performance Vesting	Exhibit 10.44 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 (Commission File No. 001-32737).
10.32*	Form of Restricted Stock Unit Issuance Agreement - TSR Performance Vesting	Exhibit 10.45 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 (Commission File No. 001-32737).
10.33	Amendment No. 3, dated as of April 12, 2024, to the Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on April 15, 2024 (Commission File No. 001-32737).
10.34	Amendment No. 4, dated as of April 22, 2024, to the Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on August 8, 2024 (Commission File No. 001-32737).
10.35	Amendment No. 5, dated as of December 17, 2024, to the Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent	Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 17, 2024 (Commission File No. 001-32737).
10.36*	Form of Restricted Stock Unit Issuance Agreement - Time Vesting	Exhibit 10.49 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).
10.37*	Form of Restricted Stock Unit Issuance Agreement - EBITDA Performance Vesting	Exhibit 10.50 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).

Exhibit No.	Exhibit	Incorporation by Reference
10.38*	Form of Restricted Stock Unit Issuance Agreement - TSR Performance Vesting	Exhibit 10.51 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).
10.39*	Form of Restricted Stock Unit Issuance Agreement - Rollover - Time Vesting	Exhibit 10.52 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).
10.40*	Form of Restricted Stock Unit Issuance Agreement - Rollover - TSR Performance Vesting	Exhibit 10.53 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).
10.41*	Letter Agreement with Stephen G. Lucas	Exhibit 10.54 to the Company's Annual Report on Form 10-K for the year ended December 31, 2024 filed on February 27, 2025 (Commission File No. 001-32737).
10.42*	Koppers Holdings Inc. Amended and Restated 2020 Long Term Incentive Plan	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 9, 2025 (Commission File No. 001-32737).
10.43*	Koppers Inc. Annual Incentive Plan, as amended and restated effective February 12, 2025	Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on May 9, 2025 (Commission File No. 001-32737).
10.44	Amendment No. 6, dated as of June 17, 2025, to the Credit Agreement, dated as of June 17, 2022, by and among Koppers Inc., as Borrower, Koppers Holdings Inc., as Holdings, the Lenders and L/C issuers party thereto, PNC Bank, National Association, as Revolving Administrative Agent, Collateral Agent and Swingline Loan Lender, and Wells Fargo Bank, National Association, as Term Administrative Agent.	Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 18, 2025 (Commission File No. 001-32737).
10.45* ***	Form of Restricted Stock Unit Issuance Agreement - Time Vesting	
10.46* ***	Form of Restricted Stock Unit Issuance Agreement - Financial Performance Vesting	
10.47* ***	Form of Restricted Stock Unit Issuance Agreement - TSR Performance Vesting	
10.48* ***	Form of Restricted Stock Unit Issuance Agreement - Time Vesting - CEO Award	
10.49* ***	Form of Restricted Stock Unit Issuance Agreement - Financial Performance Vesting - CEO Award	
10.50* ***	Form of Restricted Stock Unit Issuance Agreement - TSR Performance Vesting - CEO Award	
10.51* ***	Form of Restricted Stock Unit Issuance Agreement - Non-Employee Director - Time Vesting	
19***	Insider Trading and Securities Compliance Policy	
21***	Subsidiaries of the Company.	
23.1***	Consent of Independent Registered Public Accounting Firm.	
24***	Powers of Attorney.	
31.1***	Certification of Chief Executive Officer pursuant to Rule 13a-14(a).	

Exhibit No.	Exhibit	Incorporation by Reference
31.2***	Certification of Chief Financial Officer pursuant to Rule 13a-14(a).	
32.1***	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 1350.	
97	Koppers Holdings Inc. Incentive-Based Compensation Recovery Policy	Exhibit 97 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023 filed on February 28, 2024 (Commission File No. 001-32737).
101.INS***	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded with the Inline XBRL document	
101.SCH***	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents	
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)	

* *Management Contract or Compensatory Plan.*

*** *Filed herewith.*

(P) Paper exhibits

ITEM 16. FORM 10-K SUMMARY

None.

KOPPERS HOLDINGS INC.
SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2025, 2024 and 2023:

(Dollars in millions)	Balance at Beginning of Year	Increase to Expense	Net Write-offs	Currency Translation	Balance at End of Year
2025:					
Allowance for doubtful accounts	$ 6.9	$ 0.7	$ (0.5)	$ (0.1)	$ 7.0
Deferred tax valuation allowance	$ 46.6	$ 0.3	$ (5.0)	$ 0.1	$ 42.0
2024:					
Allowance for doubtful accounts	$ 6.5	$ 1.1	$ (0.6)	$ (0.1)	$ 6.9
Deferred tax valuation allowance	$ 43.1	$ 3.8	$ 0.0	$ (0.3)	$ 46.6
2023:					
Allowance for doubtful accounts	$ 3.5	$ 3.2	$ (0.2)	$ 0.0	$ 6.5
Deferred tax valuation allowance	$ 43.8	$ 0.3	$ (1.1)	$ 0.1	$ 43.1

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Koppers Holdings Inc. has duly caused this annual report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

KOPPERS HOLDINGS INC.

BY: /s/ BRADLEY A. PEARCE
Bradley A. Pearce
Interim Chief Financial Officer and Chief Accounting Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this annual report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	*Capacity*	*Date*
/s/ LEROY M. BALL Leroy M. Ball	Chair of the Board and Chief Executive Officer (Principal Executive Officer)	February 26, 2026
/s/ BRADLEY A. PEARCE Bradley A. Pearce	Interim Chief Financial Officer and Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)	February 26, 2026
Xudong Feng, Ph.D.	Director	
Traci L. Jensen	Director	
David L. Motley	Director	By /s/ LEROY M. BALL Leroy M. Ball *Attorney-in-Fact*
Albert J. Neupaver	Director	
Laura J. Posadas	Director	
Andrew D. Sandifer	Director	
Nishan J. Vartanian	Director	February 26, 2026
Sonja M. Wilkerson	Director	

Exhibit 31.1

CERTIFICATIONS

I, Leroy M. Ball certify that:

1. I have reviewed this annual report on Form 10-K of Koppers Holdings Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    - a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    - b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    - c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    - d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    - a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    - b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/S/ LEROY M. BALL
Leroy M. Ball
Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, Bradley A. Pearce, certify that:

1. I have reviewed this annual report on Form 10-K of Koppers Holdings Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2026

/s/ BRADLEY A. PEARCE
Bradley A. Pearce
Interim Chief Financial Officer and Chief Accounting Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Koppers Holdings Inc. (the “Company”) on Form 10-K for the year ended December 31, 2025, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned hereby certifies in his capacity as an officer of Koppers Holdings Inc., pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

/s/ LEROY M. BALL
Leroy M. Ball
Chief Executive Officer

February 26, 2026

/s/ BRADLEY A. PEARCE
Bradley A. Pearce
Interim Chief Financial Officer and
Chief Accounting Officer

February 26, 2026


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INVESTOR RELATIONS AND MEDIA INFORMATION

Transfer Agent, Registrar of Stock and Dividend Disbursing Agent

Computershare
P.O. Box 43006
Providence, RI 02940-3006

Overnight correspondence should be sent to:
Computershare
150 Royall Street, Suite 101
Canton, MA 02021-1031

Koppers-dedicated phone: 866 293 5637
TDD for hearing impaired: 800 952 9245
International holders: 201 680 6578
TDD for international holders: 781 575 4592

As a convenience to our shareholders who hold their shares with our transfer agent, individuals can access their account information by logging on at: *www.computershare.com/investor*

Stock Exchange Listing

Koppers common stock is listed on the New York Stock Exchange (symbol: KOP).

Investor Relations and Media Information

Securities analysts, shareholders and others seeking financial or general information should contact Ms. Quynh McGuire, Vice President, Investor Relations, at 412 227 2049.

For news media inquiries, please contact Ms. Jessica Black, Senior Manager, Corporate Communications, Branding and Giving, at 412 227 2025.

Company News

Visit www.koppers.com for Securities and Exchange Commission (SEC) filings, annual reports, quarterly earnings reports, and other company news.

Annual Meeting of Shareholders

Thursday, May 7, 2026
https://meetnow.global/MRHZTGZ
10 a.m. Eastern Time

KOPPERS World Headquarters

Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA
15219-1800
U.S.A.
Telephone: 412 227 2001

Forward-Looking Statements:
Certain statements in this report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and may include, but are not limited to, statements about dividends, sales levels, acquisitions, restructuring, declines in the value of Koppers assets and the effect of any resulting impairment charges, profitability and anticipated expenses and cash outflows. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and words such as "outlook," "guidance," "forecast," "believe," "anticipate," "expect," "estimate," "may," "will," "should," "continue," "plan," "potential," "intend," "likely," or other similar words or phrases are generally intended to identify forward-looking statements. For further discussion of forward-looking statements, including some of the specific factors that may cause such a difference, see the forward-looking statements and risk factors disclosure included in our 2025 Annual Report on Form 10-K. Koppers disclaims any intention or obligation to update or revise any forward-looking statements.


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